Exhibit 99.1
MINISO Group Holding Limited Supplemental and Updated Disclosures
MINISO Group Holding Limited (the “Company” or “we”) has filed a post-hearing information package (the “PHIP”) on June 27, 2022 with the Stock Exchange of Hong Kong Limited (“the Hong Kong Stock Exchange”), subsequent to its initial listing application filed with the Hong Kong Stock Exchange on March 31, 2022, in connection with a proposed dual primary listing (“the Listing”) of its ordinary shares (“the Shares”) on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering and a global offering (together, the “Offering”) of the Shares.
The PHIP contains additional new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2021 (the “2021 Form 20-F”) and Exhibit 99.1 to the current report on Form 6-K furnished by the Company on March 31, 2022, titled “MINISO Group Holding Limited Supplemental and Updated Disclosures” (the “March Form 6-K”). This Supplemental and Updated Disclosures exhibit sets forth such additional new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F, the March Form 6-K, and other disclosures furnished on Form 6-K.
There is no assurance as to if or when the Listing and Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our mission, goals and strategies, our future business development, financial conditions and results of operations, our proposed use of proceeds from the sale of equity securities, the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally, our expectations regarding demand for and market acceptance of our products, our expectations regarding our relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and our other business partners, competition in our industry, and relevant government policies and regulations relating to our business and our industry.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

SUMMARY

The following section presents updates relating to selected information subsequent to the filing of our 2021 Form 20-F and the furnishing of the March Form 6-K.
OVERVIEW
Our Business Model
We have adopted a range of flexible store operation models, including MINISO Retail Partner model, distributor model and direct operation model, as we expand our footprints in China and globally. The following table is a brief summary of the main differences among these models:
	MINISO Retail Partner model	Distributor model	Direct operation model
Relationship with party	Seller-buyer relationship in which MINISO Retail Partners enter into sales agreements, license agreements, and store renovation agreements with the Company	Seller-buyer relationship in which distributors enter into license agreements and sales agreements with the Company	Not applicable
Costs and risks borne by each party
MINISO Retail Partners bear (i) initial capital expenditure, (ii) inventory deposit and (iii) costs associated with store operation, such as rental, salary, logistics expenses from our warehouse to stores, utilities, expenses related to discretionary promotional campaigns and store management and consultation services fee, and risks associated with investment recovery and store operations, among others
The Company bears expenses related to (i) product design and development, such as IP licensing fees, (ii) supply chain management, such as logistics expenses from supplier to our warehouse and (iii) brand management, such as brand advertisement, and risks associated with brand and reputation, among others

Distributors bear similar costs and risks to those under MINISO Retail Partner model
The Company bears similar costs and risks to those under MINISO Retail Partner model, and less oversight on operations, among others
The Company bears all associated costs and risks

SUMMARY

	MINISO Retail Partner model	Distributor model	Direct operation model
Revenue recognition	The Company recognizes revenue from product sales to MINISO Retail Partners when MINISO Retail Partners sell products to end- customers	The Company recognizes revenue from product sales to distributors when the products are shipped from or delivered to the locations specified in sales agreements	The Company recognizes revenue when the products are sold to customers
Services and assistances provided by the Company for store operations	Store management and consultation services, mainly including store layout and decoration, interior design, staff training, pricing, product curation and inventory replenishment	Provision of staff training and other guidance in terms of store operation, less operational involvement compared to MINISO Retail Partners model	The Company manages the stores directly
Inventory risk	The Company has inventory ownership until the goods are sold to end-customers. MINISO Retail Partners take risks of inventory as they are responsible for the placement, physical custody and condition of the merchandise that they have selected after the deliveries are accepted in stores.	The distributors take ownership of the products and assume the risk of loss when the products are shipped from or delivered to the locations specified in sales agreements	The Company takes ownership of the products and assumes the risk of loss
Store management responsibility	Mainly on MINISO Retail Partners, but the Company constantly monitors the operations of MINISO Retail Partner stores to help them customize merchandise mix and product display at a store level and advise on inventory management on a real-time basis, in addition to providing store management and consultation services to optimize and unify store operations in key aspects	Mainly on distributors, but the license agreements set out a set of operational standards for local distributors to follow and the Company has the right to supervise the operation of distributor stores	The Company
Major business decisions	MINISO Retail Partners are responsible for staff recruitment, have the right to close down the store in accordance with the	Distributors are responsible for staff recruitment, have the right to close down the store in accordance	The Company makes all business decisions

SUMMARY

	MINISO Retail Partner model	Distributor model	Direct operation model

relevant agreements, and can decide what types of products to include, provided that they only offer products supplied by the Company
Generally, MINISO Retail Partners are able to set the retail price of the products to be sold in store within a specified range of the price recommended by the Company for the same products with the Company’s written consent with the relevant agreements and can decide what types of products to include, provided only offer products supplied by the Company or with the Company’s written consent to sell other products
Distributors have pricing right over the inventory sold in store but the Company usually has the right to make recommendations

Term	Generally not more than three years and renewable upon negotiation prior to the termination of the agreement	Usually have a term of two to ten years	Not applicable
OUR STORE NETWORK
Below is a brief summary of our key criteria and strategies for deciding which store operation models to use in our expansion in China and overseas:
•
China:

•
The MINISO Retail Partner model has been and will continue to be our first choice when opening new stores, as this model represents a mutually beneficial relationship between us and the MINISO Retail Partners that allows us to achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner and that allows our MINISO Retail Partners to attain attractive investment opportunities. See “Business — Our Store Network — Store Operation in China” for further details. Therefore, apart from a small number of directly operated stores and a few store operated by one distributor in Tibet, all of our other MINISO stores are operated and will be operated under the MINISO Retail Partner model.

•
We maintain a small number of directly operated stores in China primarily for the following reasons: (i) PRC laws and regulations require a franchiser to have at least two directly operated stores and to have operated each of the two directly operated stores for over one year before engaging in franchising activities; and (ii) some of our directly operated stores act as our flagship stores that play an important role in maintaining and improving our brand image, and therefore we keep them under direct operation to demonstrate our store management operational standards.

•
Overseas:

•
In the majority of international markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experience. The distributor model differs from the MINISO Retail Partner model in a few aspects, including that we have less operational involvement with distributors than with MINISO Retail Partners and that inventory ownership is generally transferred to distributors when inventory is shipped from or delivered to the locations

SUMMARY

specified in sales agreements, while we retain inventory ownership until in-store sale to end-customers under the MINISO Retail Partner model. See “Business — Our Store Network — Store Operation Overseas” for further details. We therefore consider the distributor model to be more suitable and prudent in terms of capital and risk management in our expansion in international markets, which vary significantly in terms of local market conditions and future potential and with which we are generally less familiar than China.
•
In strategic markets with large population and huge market potential such as North America and India, we typically enter the markets by first opening and operating stores on our own, which are meant to serve as pioneer stores in the region. In this way, we can more efficiently and directly gain local consumer insights and operational know-how. When local business partners become interested after seeing the performance of our pioneer stores, we invite some of them to join under our MINISO Retail Partner model or distributor model to more rapidly expand our store network in these markets. See “Business — Our Store Network — Store Operation Overseas” for further details.

We plan to further expand our TOP TOY store network in China using primarily the MINISO Retail Partner model, and will be actively seeking opportunities to open pioneer stores overseas, probably initially as directly operated stores, for similar considerations as with MINISO stores as described above.
SUMMARY OF HISTORICAL FINANCIAL INFORMATION
Revenue
Our gross profit margin for sales of lifestyle and pop toy products in self-operated stores increased from 22.5% for the six months ended December 31, 2020 to 74.9% for the six months ended December 31, 2021, primarily because (i) we conducted sales promotions mainly in overseas markets in response to the negative impact of the COVID-19 pandemic for the six months ended December 31, 2020 and such sales promotions were significantly reduced for the six months ended December 31, 2021 as our business operations in overseas markets gradually recovered from the pandemic, (ii) an increase in revenue from co-branded IP products, which generally have higher gross profit margins, and (iii) an increase in revenue from self-operated stores in overseas markets, which generally have higher gross profit margins.
Our revenue generated from sales of lifestyle and pop toy products to offline distributors decreased from RMB3.1 billion for the fiscal year ended June 30, 2019 to RMB2.7 billion for the fiscal year ended June 30, 2020 and further to RMB1.5 billion for the fiscal year ended June 30, 2021, primarily due to negative impacts of the COVID-19 pandemic in overseas markets. Our gross profit margin for sales of lifestyle and pop toy products to offline distributors was 22.8% for the fiscal year ended June 30, 2019, lower than 32.2% for the fiscal year ended June 30, 2020 and 30.3% for the fiscal year ended June 30, 2021, primarily due to (i) higher value-added tax rate we were subject to for the fiscal year ended June 30, 2019 before the Chinese government lowered the tax rate, and (ii) a lower portion of co-branded IP products for the fiscal year ended June 30, 2019, which generally have a higher gross profit margin.

SUMMARY

Selected Consolidated Statements of Financial Position
The following table sets forth a summary of our consolidated statements of financial position as of the dates indicated:
	As of June 30,				As of December 31,
	2019	2020	2021		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Non-current assets
Property, plant and equipment	115,845	88,062	76,316	11,976	376,021	59,006
Right-of-use assets	460,868	502,867	689,887	108,258	2,391,803	375,326
Intangible assets	49,876	69,091	61,005	9,573	53,319	8,367
Goodwill	—	—	19,640	3,082	19,640	3,082
Deferred tax assets	87,807	183,520	168,552	26,449	161,018	25,267
Prepayments	—	6,112	138,481	21,731	203,390	31,916
Interest in an equity-accounted investee	—	—	352,062	55,246	—	—
Total non-current assets	714,396	849,652	1,505,943	236,315	3,205,191	502,964
Current assets
Other investments	356,265	—	102,968	16,158	208,289	32,685
Inventories	1,308,957	1,395,674	1,496,061	234,765	1,360,994	213,570
Trade and other receivables	830,751	729,889	824,725	129,417	1,113,506	174,733
Cash and cash equivalents	1,546,280	2,853,980	6,771,653	1,062,620	5,151,456	808,376
Restricted cash	8,917	7,056	3,680	577	7,347	1,153
Assets held for sale	460,549	—	—	—	—	—
Total current assets	4,511,719	4,986,599	9,199,087	1,443,537	7,841,592	1,230,517
Total assets	5,226,115	5,836,251	10,705,030	1,679,853	11,046,783	1,733,481
Equity
(Deficit)/equity attributable to equity shareholders of the Company	(124,789)	(336,629)	6,658,966	1,044,937	6,736,339	1,057,079
Non-controlling interests	10,815	13,583	(6,812)	(1,069)	(4,562)	(716)
Total (deficit)/equity	(113,974)	(323,046)	6,652,154	1,043,868	6,731,777	1,056,363
Non-current liabilities
Contract liabilities	77,673	74,226	59,947	9,407	53,572	8,407
Loans and borrowings	5,310	15,207	6,925	1,087	6,369	999
Lease liabilities	309,833	378,894	483,144	75,816	411,304	64,543
Deferred income	—	—	20,005	3,139	16,729	2,625
Paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights	1,701,294	2,381,327	—	—	—	—
Total non-current liabilities	2,094,110	2,849,654	570,021	89,449	487,974	76,574

SUMMARY

	As of June 30,				As of December 31,
	2019	2020	2021		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Current liabilities
Loans and borrowings	2,750	401,182	13,669	2,145	5,182	813
Trade and other payables	2,363,739	2,419,795	2,809,182	440,822	3,189,086	500,437
Contract liabilities	243,873	218,287	266,919	41,885	276,537	43,395
Lease liabilities	186,737	224,080	321,268	50,414	268,425	42,122
Deferred income	—	—	6,060	951	5,980	938
Current taxation	84,216	46,299	65,757	10,319	81,822	12,840
Liabilities directly associated with the assets held for sale	364,664	—	—	—	—	—
Total current liabilities	3,245,979	3,309,643	3,482,855	546,536	3,827,032	600,545
Total liabilities	5,340,089	6,159,297	4,052,876	635,985	4,315,006	677,119
Net Current Assets	1,265,740	1,676,956	5,716,232	897,001	4,014,560	629,972

The increase in our total non-current assets from RMB849.7 million as of June 30, 2020 to RMB1,505.9 million (US$236.3 million) as of June 30, 2021 was primarily due to (i) an increase in interest in an equity-accounted investee, YGF Investment V Limited, of RMB352.1 million, (ii) an increase in right-of-use assets of RMB187.0 million mainly in relation to the new leases of offices, and (iii) an increase in prepayments of RMB132.4 million mainly in relation to the purchase of apartments for the use of staff accommodation in the future. The further increase in our total non-current assets to RMB3,205.2 million (US$503.0 million) as of December 31, 2021 was primarily due to the obtainance of a land use right of a parcel of land through the acquisition of 80% remaining interest in YGF Investment V Limited. The increase in our total non-current liabilities from RMB2,094.1 million as of June 30, 2019 to RMB2,849.7 million as of June 30, 2020 was primarily due to an increase of fair value of redeemable shares with other preferential rights. The decrease in our total non-current liabilities from RMB2,849.7 million as of June 30, 2020 to RMB570.0 million (US$89.4 million) as of June 30, 2021 was primarily due to the fact that all Series A preferred shares were converted and re-designated into Class A ordinary shares upon our listing on the NYSE on October 15, 2020, and the balance of redeemable shares and other preferential rights became zero.
We had net liabilities of RMB114.0 million as of June 30, 2019 and RMB323.0 million as of June 30, 2020. The increase in net liabilities was primarily due to the loss for the year of RMB260.2 million which was mainly as a result of the loss related to fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights and loss from discontinued operations. We had net assets of RMB6,652.2 million as of June 30, 2021, compared to net liabilities of RMB323.0 million as of June 30, 2020. The significant change from net liabilities to net assets was mainly due to the increase in net assets of RMB4,178.9 million due to the issuance of ordinary shares relating to initial public offering and the increase in share capital and additional paid-in capital of RMB3,963.8 million due to the conversion of Series A preferred shares into Class A ordinary shares upon completion of our initial public offering in the United States. We had net assets of RMB6,652.2 million as of June 30, 2021 and RMB6,731.8 million as of December 31, 2021. The increase in net assets was mainly due to the profit for the period of RMB338.6 million, which was partially offset by the dividend declared amounting to RMB306.3 million during the six months ended December 31, 2021.

SUMMARY

RECENT DEVELOPMENTS
Impact of COVID-19 on Our Operations and Financial Performance
The outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In an effort to contain the spread of COVID-19 and its variants, many countries, including China, have taken precautionary measures, such as imposing travel restrictions, quarantining individuals infected with or suspected of having COVID-19, encouraging employees of enterprises to work remotely, and cancelling public activities, among others. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we closed or reduced working hours at our headquarters and offices and made remote working arrangements in early 2020. Our headquarters and offices had been reopened in an orderly manner, and the majority of MINISO stores in China were open and operating under normal business hours by June 30, 2020. During the period from July 2020 to December 2021, the emergence of new variants of COVID-19 in China adversely impacted our store operations, which caused temporary store closures and reduced operating hours on occasion, as a result of governmental restrictions in public places to reduce the spread of virus. As of December 31, 2021, about 3% of our MINISO stores in China were temporarily closed. The recent lock-downs and other restrictive measures imposed in a number of cities in China have led to reduced numbers of visitors to the commercial areas of these cities and additional temporary closures of MINISO stores, both of which have affected the business of MINISO stores. As of April 30, 2022, about 11% of our MINISO stores in China were temporarily closed. Compared with the average monthly GMV of the quarter ended March 31, 2022, our GMV in China decreased by approximately 35% in April 2022. To mitigate the impact of the restrictions imposed due to COVID-19, we have been making efforts to accelerate the growth of our online business and, through promotions and other measures, accelerate the inventory turnover in certain cities to ensure healthy working capital to tackle the continuous impact of COVID-19. As the COVID-19 situation continues to evolve globally and new variants have emerged, MINISO stores in overseas markets have also been impacted by temporary store closures, reduced opening hours and/or reduced consumer traffic from late March 2020 to December 2021. As of December 31, 2021, about 4% of MINISO stores in overseas markets were temporarily closed. For those stores that resumed operations, a majority of them were half-opened or had operating hours reduced due to regional resurgences of COVID-19. Such negative impact of COVID-19 also adversely affected our store network expansion. The COVID-19 situation has recently eased to some extent in certain regions of the world. Although as of April 30, 2022, about 4% of our MINISO stores in overseas markets remained temporarily closed, our GMV in overseas markets grew in April 2022 by approximately 10% compared with the average monthly GMV of the quarter ended March 31, 2022.
The recent outbreak of the Delta and Omicron variants of COVID-19 in several provinces in China has caused disruptions to the operation of our logistics and transportation service providers, which has also negatively impacted our product shipment and delivery. As a result, delivery of products from warehouses to MINISO stores and delivery of products from China to overseas markets were delayed. We and our overseas distributors incurred increased costs on product delivery.
In terms of financial results, negative impact of COVID-19 on our business operations has resulted in a decrease in our revenue generated from overseas operations and slower sales growth in China. Our revenue generated from international markets decreased by 3.2% from RMB3,030.9 million in the fiscal year ended June 30, 2019 to RMB2,934.9 million in the fiscal year ended June 30, 2020, and further decreased by 39.3% to RMB1,780.5 million (US$279.4 million) in the fiscal year ended June 30, 2021. Our revenue generated from international markets increased by 64.9% from RMB813.2 million in the six months ended December 31, 2020 to RMB1,340.6 million (US$210.4 million) in the six months ended December 31, 2021. In China, although our sales growth in 2021 was also negatively affected by the outbreaks of the Delta variant and Omicron variant of COVID-19 in certain provinces, we managed to realize a growth in revenue from China of 20.6% from RMB6,044.1 million in the fiscal year ended June 30, 2020 to RMB7,291.2 million (US$1,144.2 million) in the fiscal year ended June 30, 2021. Our revenue generated from China also increased by 14.9% from RMB3,556.7 million in the six months ended December 31, 2020 to RMB4,086.3 million (US$641.2 million) in the six months ended December 31, 2021.

SUMMARY

Our revenue increased by 5.0% from RMB2,229.4 million in the three months ended March 31, 2021 to RMB2,341.0 million in the three months ended March 31, 2022, primarily driven by the recovery of our international operations. Our revenue generated from China increased by 1.9% from RMB1,788.3 million in the three months ended March 31, 2021 to RMB1,823.0 million in the three months ended March 31, 2022, and our revenue generated from the international markets increased by 17.4% from RMB441.1 million in the three months ended March 31, 2021 to RMB518.0 million in the three months ended March 31, 2022. In the recent lock-down of cities on our business operation, such as Shenzhen, Hangzhou and Shanghai in China, due to the reoccurrence of COVID-19, a number of MINISO stores in China have been temporarily closed for a while at different points since early 2022. In particular, as of April 30, 2022, all of the 126 MINISO stores in Shanghai, covering no more than 3% of our total MINISO stores, had been temporarily closed. The recent lock-down in Shanghai has not caused material adverse impact on our overall business, financial condition and results of operations because GMV from the MINISO stores in Shanghai only accounted for 3-4% of our total GMV from MINISO stores throughout the Track Record Period.
Selected Operating Data
The following table provides a breakdown of the number of MINISO and TOP TOY stores as of March 31, 2022:
Number of MINISO stores	5,113
China	3,197
Directly operated stores	11
Stores operated under MINISO Retail Partner model	3,169
Stores operated under distributor model	17
Overseas	1,916
Directly operated stores	136
Stores operated under MINISO Retail Partner model	207
Stores operated under distributor model	1,573
Number of TOP TOY stores	92
Directly operated stores	4
Stores operated under MINISO Retail Partner model	88
In the quarter ended March 31, 2022, GMV of MINISO stores in China and overseas markets reached RMB2.6 billion and RMB1.5 billion, respectively. In the same period, GMV of TOP TOY stores reached RMB159.8 million.
Financial Updates
The unaudited condensed interim financial statements in this document have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board and in accordance with the same accounting policies adopted in our annual consolidated financial statements as of and for the year ended June 30, 2021.
Our historical results do not necessarily indicate results expected for any future periods, and the results of operations for the nine months ended March 31, 2022 are not necessarily indicative of the results to be expected for the full fiscal year ending June 30, 2022. Please refer to “Financial Information,” “Risk Factors” and “Business” included elsewhere in this document for information regarding trends and other factors that may affect our results of operations.
Unless otherwise stated, all translations of Renminbi into U.S. dollars in this “Financial Updates” section were made at RMB6.3393 to US$1.00, the exchange rate on March 31, 2022 as set forth in the H.10 statistical

SUMMARY

release of the Federal Reserve Board. Percentages are calculated based on the Renminbi amounts and there may be minor differences due to rounding.
	For the nine months ended March 31,
	2021	2022
	RMB	RMB	US$
	(in thousands, except for per share data)
Selected Unaudited Consolidated Statements of Operations Data:
Revenue	6,599,304	7,767,943	1,225,363
Cost of sales	(4,807,691)	(5,470,085)	(862,885)
Gross profit	1,791,613	2,297,858	362,478
Other income	48,088	20,882	3,294
Selling and distribution expenses	(923,958)	(1,087,622)	(171,568)
General and administrative expenses	(610,694)	(631,418)	(99,604)
Other net (loss)/income	(62,329)	46,463	7,329
Credit loss on trade and other receivables	(29,510)	(24,762)	(3,906)
Impairment loss on non-current assets	—	(11,467)	(1,809)
Operating profit	213,210	609,934	96,214
Finance income	31,690	39,181	6,181
Finance costs	(20,267)	(25,407)	(4,008)
Net finance income	11,423	13,774	2,173
Fair value changes of redeemable shares with other preferential rights	(1,625,287)	—	—
Share of loss of an equity-accounted investee, net of tax	(825)	(8,162)	(1,287)
(Loss)/profit before taxation	(1,401,479)	615,546	97,100
Income tax expense	(139,118)	(184,256)	(29,066)
(Loss)/profit for the period	(1,540,597)	431,290	68,034
Revenue
Our revenue increased by 17.7% from RMB6,599.3 million in the nine months ended March 31, 2021 to RMB7,767.9 million (US$1,225.4 million) in the nine months ended March 31, 2022, mainly attributable to an increase in revenue generated from sales of lifestyle products and pop toys, which increased by 18.1% from RMB5,849.6 million in the nine months ended March 31, 2021 to RMB6,907.9 million (US$1,089.7 million) in the nine months ended March 31, 2022. The increase in revenue generated from sales of lifestyle products and pop toys was mainly due to (i) an increase in the number of MINISO stores and TOP TOY stores, (ii) gradual recovery of business operations of MINISO stores from the COVID-19 pandemic in overseas markets in the nine months ended March 31, 2022 compared to the nine months ended March 31, 2021, and (iii) increases in revenue from online sales and other sales channels as a result of our continued efforts in e-commerce initiative.
In terms of geographical locations, revenue generated from our operations in China was RMB5,909.3 million (US$932.2 million) in the nine months ended March 31, 2022, increasing by 10.6% from RMB5,345.0 million in the nine months ended March 31, 2021. Revenue generated from international markets also increased by 48.2% from RMB1,254.3 million in the nine months ended March 31, 2021 to RMB1,858.7 million (US$293.2 million) in the nine months ended March 31, 2022, primarily because the operations of MINISO stores in overseas markets gradually recovered from the COVID-19 pandemic.

SUMMARY

Cost of sales
Our cost of sales increased by 13.8% from RMB4,807.7 million in the nine months ended March 31, 2021 to RMB5,470.1 million (US$862.9 million) in the nine months ended March 31, 2022, primarily due to an increase in cost of inventories, which increased by 12.5% from RMB4,764.8 million in the nine months ended March 31, 2021 to RMB5,360.5 million (US$845.6 million) in the nine months ended March 31, 2022. The increase in cost of inventories is generally consistent with the growth of our revenue.
Gross profit and gross margin
Gross profit increased by 28.3% from RMB1,791.6 million in the nine months ended March 31, 2021 to RMB2,297.9 million (US$362.5 million) in the nine months ended March 31, 2022, and gross margin increased from 27.1% to 29.6% during the same period. The increase in gross profit and gross margin was mainly driven by (i) an increase in revenue contribution from our international operations, which generally have a higher gross margin than our operations in China and contributed 23.9% of our total revenue in the nine months ended March 31, 2022, compared to 19.0% in the nine months ended March 31, 2021, and (ii) higher gross margin contributed by certain products launched after our strategic upgrade of MINISO brand in China. We have been upgrading MINISO brand in China since 2022 mainly by upgrading the brand image as a global retailer that entered into approximately 100 countries and regions with its network of more than 5,000 stores worldwide, and by offering premium products to meet consumers’ diversified consumption demand.
Selling and distribution expenses
Our selling and distribution expenses increased by 17.7% from RMB924.0 million in the nine months ended March 31, 2021 to RMB1,087.6 million (US$171.6 million) in the nine months ended March 31, 2022. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased by 28.7% from RMB811.8 million to RMB1,044.7 million (US$164.8 million) during the same period. Such increase was mainly due to (i) increased personnel-related expenses, (ii) increased licensing expenses, and (iii) increased promotion and advertising expenses.
General and administrative expenses
Our general and administrative expenses increased by 3.4% from RMB610.7 million in the nine months ended March 31, 2021 to RMB631.4 million (US$99.6 million) in the nine months ended March 31, 2022. Excluding equity-settled share-based payment expenses, our general and administrative expenses increased by 28.2% from RMB472.5 million to RMB605.9 million (US$95.6 million) during the same period, which was primarily due to (i) increased depreciation and amortization expenses in relation to the land use right of our headquarters building project, (ii) increased personnel-related expenses, and (iii) increased IT service fee.
Cash Flows and Working Capital
Our cash, cash equivalents, restricted cash and other investments amounted to RMB5,486.3 million (US$865.4 million) as of March 31, 2022.
Our inventories primarily consist of finished goods. Our inventories decreased by 14.5% from RMB1,361.0 million as of December 31, 2021 to RMB1,163.0 million (US$183.5 million) as of March 31, 2022, primarily due to our efforts in optimizing working capital management and accelerating inventory turnover rate.
Our trade and other receivables mainly consist of trade receivables and miscellaneous expenses paid on behalf of franchisees. Miscellaneous expenses paid on behalf of franchisees mainly include labor costs and store decoration expenses. Our trade and other receivables was RMB1,113.5 million as of December 31, 2021, compared to RMB1,060.6 million (US$167.3 million) as of March 31, 2022.
Our trade and other payables mainly consist of trade payables and deposits. Deposits represent deposits received from suppliers, distributors and franchisees. All of the other trade payables, other payables, accruals

SUMMARY

and amounts due to related parties or franchisees are expected to be settled within one year or are repayable on demand. Our trade and other payables decreased from RMB3.2 billion as of December 31, 2021 to RMB3.0 billion (US$470.1 million) as of March 31, 2022, primarily due to a decrease in trade payables, which was primarily due to a short-term decrease in purchases amount in March 2022 from suppliers in southern China which were experiencing certain level of resurgence of the COVID-19 pandemic caused by the omicron variant at the end of March 2022.
Net cash from operating activities
Net cash from operating activities for the nine months ended March 31, 2022 was RMB1,048.2 million (US$165.3 million). This amount was primarily attributable to a profit for the period of RMB431.3 million (US$68.0 million) for the nine months ended March 31, 2022, net of income tax paid of RMB171.3 million (US$27.0 million), as adjusted by certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB283.8 million (US$44.8 million), (ii) tax expenses of RMB184.3 million (US$29.1 million), and (iii) equity-settled share-based payment expenses of RMB68.4 million (US$10.8 million), and changes in certain working capital accounts that affected operating cash flows, primarily consisting of (i) a decrease in inventories of RMB333.0 million (US$52.5 million), (ii) an increase in trade and other payables of RMB86.0 million (US$13.6 million), and (iii) an increase in contract liabilities of RMB52.5 million (US$8.3 million), which were partially offset by an increase in trade and other receivables of RMB189.4 million (US$29.9 million). The decrease in inventories was primarily due to (i) accelerated inventory turnover rate, and (ii) a short-term decrease in purchase amount in March 2022 from suppliers in southern China as they were experiencing certain level of resurgence of the COVID-19 pandemic caused by the omicron variant at the end of March 2022. The increase in trade and other payables was mainly due to the increase in deposits as a result of an increased number of stores. The increase in contract liabilities was primarily due to prepaid membership fees we received. The increase in trade and other receivables was primarily due to increases in trade receivables, value-added tax recoverable and miscellaneous expenses paid on behalf of franchisees.
Net cash used in investing activities
Net cash used in investing activities for the nine months ended March 31, 2022 was RMB1,894.2 million (US$298.8 million), consisting primarily of purchase of other investments of RMB10,985.5 million (US$1,732.9 million), payment for acquisition of land use right of RMB891.4 million (US$140.6 million), payments for purchases of property, plant, equipment and intangible assets of RMB312.7 million (US$49.3 million), and acquisition of a subsidiary, net of cash acquired RMB683.5 million (US$107.8 million), partially offset by proceeds for disposal of other investments of RMB10,885.5 million (US$1,717.1 million).
Net cash used in financing activities
Net cash used in financing activities for the nine months ended March 31, 2022 was RMB629.7 million (US$99.3 million), primarily due to dividend payment of RMB306.3 million (US$48.3 million) and payment of capital element and interest element of lease liabilities of RMB245.9 million (US$38.8 million).
Capital expenditures
Our capital expenditures are primarily incurred for the purposes of building our new headquarters project, purchasing IT systems and renovating MINISO stores that we directly operated. Our capital expenditures were RMB36.2 million and RMB1,204.1 million (US$189.9 million) in the nine months ended March 31, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business.
Recent Regulatory Developments
The regulatory environment in the PRC has been undergoing a number of recent changes and reforms in various areas, including the recent publication of the Cybersecurity Review Measures (《網絡安全審查辦

SUMMARY

法》) and the Regulations on the Administration of Cyber Data Security (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》). On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》) (together, “Draft Regulations on Listing”), which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Regulations on Listing, among others, provide that (i) Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted after the listing is completed, and (ii) in the event that Chinese companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies shall fulfill the filing procedures with and report relevant information to the CSRC, and such filing shall be submitted within three working days after such follow-on offering is completed. Under these regulations and draft regulations, the approval of the CSRC, the CAC or other PRC government authorities may be required in connection with the [REDACTED], in which case we cannot predict whether or for how long we will be able to obtain such approval. For further details, please see “Risk Factors — Risks Related to Doing Business in China,” “Regulations — PRC — Regulations Relating to Overseas Listing” and “Regulations — PRC — Regulations Relating to Data, Cyber and Information Security” in this document.
Cybersecurity Review Measures (《網絡安全審查辦法》) and Regulations on the Administration of Cyber Data Security (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》)
During the course of ordinary business operations in China, we may collect, process or store various types of data concerning our customers, business partners and employees. The collection, procession or storage of such data would be considered as data processing activities under PRC laws. As advised by our PRC Legal Adviser, we believe that, the Cybersecurity Review Measures and the Draft Regulations, if being implemented in its current form, would be applicable to the data processing activities of our PRC subsidiaries to the extent that such PRC subsidiaries are data processors in respect of their data processing activities.
The Draft Regulations provide that (i) a data processor who processes personal information of more than one million users seeking to list abroad (赴國外上市), or (ii) a data processor seeking to list in Hong Kong (赴香港上市) which affects or may affect national security is required to apply for cybersecurity review under relevant rules and regulations. As of the Latest Practicable Date, the Draft Regulations have not been formally adopted and would be subject to further guidance from the CAC. Currently, only the “Cybersecurity Review Measures” have been promulgated after the release of the Draft Regulations, and current effective laws and regulations do not require a “data processor seeking to listing in Hong Kong which affects or may affect national security” to apply for the cybersecurity review before seeking to list in Hong Kong.
Based on the real-name phone consultation regarding our Company’s proposed listing plan conducted on March 25, 2022 by our PRC Legal Adviser, Joint Sponsors and their legal advisers with the China Cybersecurity Review Technology and Certification Center, which is delegated by the CAC to accept consultation and applications for cybersecurity review, (i) we do not need to apply for the cybersecurity review, (ii) we are seeking to get listed in Hong Kong and therefore are not required to apply the rules in respect of seeking to listing abroad, (iii) a listing in Hong Kong is not treated as a listing abroad within the meaning of the Cybersecurity Review Measures, and (iv) the Draft Regulations have not been formally adopted and the anticipated effective date and implementation remain uncertain, therefore we do not need to comply with the Draft Regulations at the current stage. Furthermore, we did not engage in any activities that might give rise to national security risks based on the factors set out in Article 10 of the Cybersecurity Review Measures during the Track Record Period and up to the Latest Practicable Date. Therefore, our Directors and PRC Legal Adviser are of the view that the Cybersecurity Review Measures and the Draft Regulations would not have a material adverse impact on our business operations or our proposed listing on the Stock Exchange. As of the Latest Practicable Date, we have not received any PRC government interview requests or enquiry in relation to cybersecurity. During the Track Record Period and up to the Latest Practicable Date, we have not encountered any incident of data or personal information leakage, violation of data protection and privacy laws and

SUMMARY

regulations or investigation or other legal proceeding against us that will adversely affect our business operation. However, we cannot rule out the possibility that the cybersecurity review would apply to us, and we cannot assure you that the relevant government authorities will not interpret the regulations in ways that may negatively affect our business operations in the future.
Since our Directors will (i) closely monitor the legislative development in connection with cybersecurity laws, including its interpretation or implementation rules; and (ii) take appropriate steps to ensure compliance with new regulatory requirements within the time limits of any new laws, and (iii) engage external consultants to advise on cybersecurity and data protection requirements, if needed, we are of the view, and the PRC Legal Adviser concurs, that we will be able to comply with the Cybersecurity Review Measures and the Draft Regulations if implemented in their current forms.
Nothing has come to the attention of the Joint Sponsors that causes them to raise objection to the view and basis of the Company and the PRC Legal Adviser above based on the series of independent due diligence work performed by the Joint Sponsors including: (i) conducted due diligence discussion with the management of the Company to understand among others, the applicability of the Cybersecurity Review Measures and the Draft Regulations to the Group’s data processing activities that relevant to the Draft Regulation; (ii) conducted on-site visit on the selected stores of the Group and interviewed with some of the store managers and understood that, among others, the collection and management of the personal data collected at the visited stores, including types of personal information collected, and data security and protection measures are in place; (iii) discussed with the PRC Legal Adviser and reviewed the data and cybersecurity report prepared by the PRC Legal Adviser to understand, among others, (a) the legal implications of the Cybersecurity Review Measures and the Draft Regulations, the applicability of the Cybersecurity Review Measures and the Draft Regulations to the Group’s data processing activities, and whether the Company complies with the Cybersecurity Review Measures and the Draft Regulations if being implemented in current form, and (b) the basis of such opinions; and (iv) conducted phone consultation with the China Cybersecurity Review Technology and Certification Center (the “CCRC”) on named basis and CCRC confirmed that (a) the Company does not need to apply for the cybersecurity review and (b) no filing or notification in writing is required for the Company’s proposed dual primary listing in Hong Kong.
Draft Regulations on Listing
As of the Latest Practicable Date, the Draft Regulations on Listing have not been formally adopted. The provisions of the Draft Regulations on Listing are subject to changes and interpretation, and its anticipated effective date and implementation remain uncertain. In the event that the current form of the Draft Regulations on Listing are promulgated, based on the fact that (i) we do not fall within the scope that is prohibited from overseas offering and listing, (ii) according to the Answers of Relevant Representative of CSRC in Press Conference (證監會有關負責人答記者問) publicized by the CSRC on December 24, 2021, the purpose of the Draft Regulations on Listing is to “improve the supervisory and regulatory system for the overseas listing of enterprises, not to tighten the regulatory policies for overseas listing” and “to support enterprises to use overseas capital markets for financing and development in accordance with laws and regulations”, and (iii) as of the Latest Practicable Date and before and after our listing application was publicized on the website of the Stock Exchange, we did not receive any notice or order prohibiting us from getting listed on the Stock Exchange, our Directors and our PRC Legal Adviser are of the view that, (i) the Draft Regulations on Listing is not in effect and there are various uncertainties regarding details of its implementation, including, without limitation, that the Draft Regulations on Listing are not clear on whether a qualified issuer which has submitted the application for a listing overseas but has not yet completed the listing process shall be subject to the CSRC filing requirements, (ii) based on the Answers of Relevant Representative of CSRC in Press Conference (證監會有關負責人答記者問) publicized by the CSRC on December 24, 2021, the likelihood that the Draft Regulations on Listing would be applied retrospectively is remote, and (iii) there would not be material legal impediments in obtaining the approval from and completing the filing procedure with the CSRC. However, since the Draft Regulations on Listing have not been formally adopted, the effective date and implementation remain uncertain and the rules are still subject to changes.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2021 Form 20-F and the furnishing of the March Form 6-K as well as additional new risk factors relating to the Listing.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY
Our operations have been and may continue to be affected by COVID-19 pandemic.
Our business and financial performance have been adversely affected by the outbreaks of COVID-19. The global COVID-19 pandemic continues to rapidly evolve and we cannot anticipate with any certainty the length or severity of the effects of COVID-19. As of the Latest Practicable Date, our business has been adversely affected by COVID-19 pandemic primarily in the following aspects:
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MINISO store operations:   The outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores and manufacturing facilities across China. In response to the pandemic, the Chinese government took a number of actions, such as temporary lock-down of certain communities, quarantining individuals infected with or suspected of being infected, imposing travel restrictions, encouraging employees of enterprises to work remotely from home, and cancelling public activities, among others. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we closed or reduced working hours at our headquarters and offices and made remote working arrangements in early 2020. Our headquarters and offices had been reopened in an orderly manner, and the majority of MINISO stores in China were open and operating under normal business hours by June 30, 2020. During the period from July 2020 to December 2021, the emergence of new variants of COVID-19 in China adversely impacted our store operations, which caused temporary store closures and reduced operating hours on occasion, as a result of governmental restrictions in public places to reduce the spread of virus. As of December 31, 2021, about 3% of our MINISO stores in China were temporarily closed.

As the COVID-19 situation continues to evolve globally and new variants have emerged, MINISO stores in overseas markets have also been impacted by temporary store closures, reduced opening hours and/or reduced consumer traffic from late March 2020 to December 2021. As of December 31, 2021, about 4% of MINISO stores in overseas markets were temporarily closed. For those stores that resumed operations, a majority of them were half-opened or had operating hours reduced due to regional resurgences of COVID-19. Such negative impact of COVID-19 also adversely affected our store network expansion.
The COVID-19 pandemic also resulted in a decrease of the number of MINISO Retail Partners and local distributors during the Track Record Period. See “Business — Our store network — Store operation in China”and “Business — Our store network — Store operation Overseas” for more details.
•
Operating results and other financial metrics:   Negative impact of COVID-19 on our business operations has resulted in a decrease in our revenue generated from overseas operations and slower sales growth in China. Our revenue generated from international markets decreased by 3.2% from RMB3,030.9 million in the fiscal year ended June 30, 2019 to RMB2,934.9 million in the fiscal year ended June 30, 2020, and further decreased by 39.3% to RMB1,780.5 million (US$279.4 million) in the fiscal year ended June 30, 2021. Our revenue generated from international markets increased by 64.9% from RMB813.2 million in the six months ended December 31, 2020 to RMB1,340.6 million (US$210.4 million) in the six months ended December 31, 2021.

In China, we managed to realize a growth in revenue from China of 20.6% from RMB6,044.1 million in the fiscal year ended June 30, 2020 to RMB7,291.2 million (US$1,144.2 million) in the fiscal year ended June 30, 2021. Our revenue generated from China also increased by 14.9% from RMB3,556.7 million in the six months ended December 31, 2020 to RMB4,086.3 million (US$641.2 million) in the six months ended December 31, 2021. However, our sales growth in China in

RISK FACTORS

2021 was still negatively affected by the outbreaks of the Delta variant and Omicron variant of COVID-19 in certain provinces. Resurgences of the COVID-19 pandemic may continue to negatively affect our business operations and results of operations and our financial performance may fluctuate in the future as a result.
While the duration of the pandemic, disruption to our business and related financial impact cannot be reasonably estimated at this time, we currently expect that our consolidated results of operations for the rest of the fiscal year ending June 30, 2022 will continue to be negatively affected with potential adverse impact of COVID-19 in subsequent periods. We have adopted measures in response to the negative impact of the COVID-19 pandemic, including sales promotions, and may continue to adopt such measures. These measures, if adopted, would have negative impacts on our gross profit margin for the sales of products.
The COVID-19 pandemic also negatively affected our supply chain such as manufacturing, warehousing and shipping of our products. See “— We are subject to certain risks relating to the warehousing and shipment of our products” and “— We rely on third-party suppliers to provide products to us. If we fail to manage and expand our relationships with third-party suppliers, or otherwise fail to procure products on favorable terms, our business and growth prospects may suffer” for more information. In addition, our inventory level was also negatively affected. See “— If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected” for more information.
Our MINISO Retail Partners are also affected by the COVID-19 pandemic. Based on a survey conducted by Frost & Sullivan, our MINISO Retail Partners in China generally recover their store investment in a period of 12 to 15 months after store opening. However, the continual impact of the pandemic and the lock-down and other measures taken in response may cause prolonged investment recovery period for our MINISO Retail Partners.
The COVID-19 pandemic remains a rapidly evolving situation, with several variants emerging and causing further movement restrictions globally. While many of the restrictions on movement within China and other countries have been relaxed, there is great uncertainty as to the future progress of the pandemic. Relaxation of restrictions on economic and social life could lead to new cases, which may lead to the re-imposition of restrictions. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we have business operations.
Illegal actions or misconduct of our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers or other service providers, or any failure by them to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations.
Our reputation and operation may be harmed by illegal or unsatisfactory actions taken by our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers, and other third parties over which we have limited control. Any failure to obtain the requisite licenses and approvals from governmental authorities and any failure of our product suppliers to ensure product quality or to comply with our quality standards or other laws and regulations could result in regulatory penalties and negative publicities, interrupt our operations, result in claims against us, and subject us to damages and harm our reputation and brand image. Any delay in delivery of our products, damage to our products during the course of delivery and inappropriate actions taken by deliverymen of our delivery service providers could also cause consumer complaints and negative publicities.
In addition, if our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors engage in any unlawful activities, fail to provide a satisfactory shopping experience, or are involved in any claims, allegations, lawsuits, litigations, administrative penalties or other legal proceedings, with or without merits, no matter whether we are a party or not, we might also be subject to reputational risks. Historically, a local distributor in an overseas market engaged in activities that caused harm to our reputation, our business and

RISK FACTORS

results of operations in Canada. After we became aware of the activities, we took several actions against the distributor including requiring the distributor to initiate a legal proceeding under the Companies’ Creditors Arrangement Act. Pursuant to the legal proceeding, we acquired certain assets of the distributor consisting of MINISO store operations as a consideration to reduce a portion of overdue payment owed to us by the distributor. We have been operating in the Canadian market since then through our own subsidiaries in Canada and either directly operate MINISO stores by ourselves or through cooperation with local distributors. We also entered into new agreements with local distributors. In an effort to prevent the recurrence of similar incidents, we reviewed and updated the contract terms with local distributors and the mechanism for cooperation with local distributors. We also optimized our internal control procedures with respect to contract management and financial management of overseas companies, in particular Canada subsidiaries, regarding distributor management. Despite the fact that we have representatives in our overseas markets and such representatives, among other responsibilities, supervise the operating activities of our MINISO Retail Partners and local distributors and our efforts to prevent similar incidents from happening, we cannot assure you that similar incidents would not happen in the future. We also cannot guarantee that our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors will fully comply with relevant provisions in our agreements with them regarding various operational standards. If any of our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors engage in any type of illegal actions or misconducts, our business, reputation, financial condition and results of operations could be materially and adversely affected.
As we expand our online sales channels, we have entered into cooperation with third parties such as live streaming platforms and broadcasters to promote the sales of our products. The promotion of our products on living streaming platforms are conducted in real time. Broadcasters may inadvertently have conversations or engage in activities that are inappropriate, contentious, immoral, disrespectful or even unlawful, which could cause serious damage our reputation and brand image and could very likely result in negative publicity about us. We may also be subject to administrative penalties or involved in lawsuits as a result. Any negative publicity about live streaming platforms we cooperate with may also negatively affect public perception about our brand image.
In the event that we become subject to claims caused by actions taken by our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, third-party suppliers, and other third parties, we may seek compensation from or take other actions against the relevant MINISO Retail Partners, local distributors, third-party suppliers, or other service providers. However, such compensation may be limited. For example, we may not be able to get fully compensated from our suppliers in case that our losses attributed to their actions exceed the maximum amount of indemnification we are able to seek from them. If no claim can be asserted against our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, suppliers or other service providers, or amounts that we claim cannot be fully recovered from our MINISO Retail Partners, local distributors, sub-contractors or sub-distributors, suppliers or other service providers, we may be required to bear such losses and compensation at our own costs, which could have a material and adverse effect on our business, financial condition and results of operations.
Furthermore, our distributors may be unable or unwilling to provide us with information in relation to their inventory levels and sales of our products in a timely manner, or at all. As we do not fully control the inventory and sales data belonging to our distributors, we rely on information provided to us by our distributors. As a result, our ability to accurately track the sales of our products by and the inventory level of our distributors is limited. Our sales to distributors may not be reflective of actual sales trends to consumers, and we may not be able to timely gather sufficient information and data regarding the market demand and consumers’ preferences for our products. Failure to accurately track sales and inventory levels of our distributors and timely gather market information may cause channel stuffing risks and/or cause us to incorrectly predict sales trends and impede our ability to quickly align our marketing and product strategies in response to market changes.
Should a product liability issue, recall or personal injury issue arise, it may damage our reputation and brand image, which may result in a material adverse effect on our business, reputation, results of operations and financial condition.
Products that we sell could become subject to contamination, product tampering, mislabeling, recall or other damage. Products that we sell could also lead to personal injuries. Product liability or personal injury

RISK FACTORS

claims may be asserted against us with respect to any of the products we sell. A successful product liability claim against us could require us to pay a substantial monetary award and the coverage limits under our insurance programs and the indemnification amounts available to us may not be adequate to protect us against these claims. We may also not be able to maintain insurance against such claims on acceptable terms in the future. Our agreements with our suppliers generally require our suppliers to deposit certain amount of money in our bank accounts to ensure their compliance with the agreements with us and compensate us for any losses we may incur as a result of product defects. However, such limited amounts may not be sufficient to cover our losses arising from product liability issues. Although we may seek indemnification or contribution from our suppliers in certain circumstances, we cannot assure you that we will be able to receive indemnification or contribution in full in a timely manner, or at all.
In addition, the PRC government, media outlets and public advocacy groups have been increasingly focused on consumer protection in recent years. The products sold by us may be defectively designed, manufactured or of quality issue, or cause harm and adverse effect to the health of our customers. The offerings of such products by us may expose us to liabilities associated with consumer protection laws. Pursuant to the Consumers Rights and Interests Protection Law of the PRC, or the Consumers Rights and Interests Protection Law, business operators must guarantee that the commodities they sell satisfy the requirements for personal safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or to criminal penalties when personal damages are involved or if the circumstances are severe. Although we would have legal recourse against the supplier or manufacturer of such products under the PRC law if the liabilities are attributable to the supplier or manufacturer, attempting to enforce our rights against the supplier or manufacturer may be expensive, time-consuming and ultimately futile.
Moreover, government investigations of or other regulatory measures regarding product quality issues or product liability or personal injury claims, even if unsuccessful or not fully pursued, could generate substantial negative publicity about our products and business, which would have material adverse effects on our reputation, brand, business, prospects and operating results, and these effects could persist over a long term.
We have historically initiated voluntary product recalls. In August 2019, Shanghai Food and Drug Administration found that a batch of “peelable nail polish” sold in MINISO stores in Shanghai containing chloroform that exceeded the highest acceptable level under relevant PRC laws. We then voluntarily recalled the product. A total of 980 bottles of nail polish were recalled and returned to the supplier of this batch of product. We did not incur any financial loss in connection with the voluntary product recall because pursuant to the terms of the agreement with the supplier, the supplier is responsible for any losses incurred as a result of product returns arising from product quality issues. We may in the future, voluntarily or involuntarily, initiate product recalls if any of our products is proven to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expenses and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.
Our return and exchange policies allow consumers to return or exchange products they purchased. For example, in China, consumers can return products with defects they purchased within seven days of purchase or exchange products with defects they purchased within 15 days of purchase. In addition, we provide warranties for most of the products we sell, subject to certain conditions, such as warranty only applies to normal use. The length of warranty period varies between different categories of products. For example, in China, we generally provide a warranty term of six months for electronic accessories we sell to consumers. The occurrence of any material defects in our products could make us liable for damages and warranty claims. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality of our products could affect our brand image, decrease distributor and consumer demand, and adversely affect our operating results

RISK FACTORS

and financial condition. While our warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results.
We had losses for the fiscal years ended June 30, 2020 and 2021.
We recorded a loss of RMB130.1 million from continuing operations in the fiscal year ended June 30, 2020 and a loss of RMB1,429.4 million (US$224.3 million) from continuing operations in the fiscal year ended June 30, 2021. We had loss from continuing operations in the fiscal years ended June 30, 2020 and 2021 mainly due to a substantial increase in equity-settled share-based payment expenses, and a loss related to fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights. If any of these risks materialize, our results of operations could be adversely affected.
Our results of operations could be negatively affected by fair value changes and other risks of financial assets measured at fair value through profit or loss.
We invested in certain financial products during the Track Record Period. Those financial products represented wealth management products, asset management schemes and trust management scheme. The fair value of these financial products are measured by our management regularly and we record profit or loss to reflect the fair value changes. See notes 20 and 34 to the historical financial information set out in Appendix IA to the PHIP for more detailed information. We recorded investment income for the financial products we purchased of RMB1.3 million, RMB26.4 million, RMB66.8 million (US$10.5 million) and RMB40.4 million (US$6.3 million) in the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, respectively. To reflect the net change in fair value of such financial products, we also recorded a net income of RMB1.5 million, a net loss of RMB1.5 million, a net income of RMB3.0 million (US$0.5 million) and a net income of RMB5.3 million (US$0.8 million) in the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, respectively. We expect to continue to record such investment income and fair value changes, which would affect our results of operations in the future.
Our results of operations could be negatively affected by the non-recurring nature of government grants and preferential tax treatment.
We recorded other income of government grants of RMB9.3 million, RMB36.6 million and RMB46.6 million for the fiscal years ended June 30, 2019, 2020 and 2021. We also recorded other income of government grants of RMB42.3 million and RMB13.9 million for the six months ended December 31, 2020 and 2021. Government grants mainly represented unconditional cash awards granted by local authorities in China during the Track Record Period. During the six months ended December 31, 2021, government grants also included subsidies obtained by the subsidiaries in the U.S. under the Paycheck Protection Program Rule. See note 7 to the historical financial information set out in Appendix IA to the PHIP for more detailed information. Whether or not we will receive any government grants and, if yes, the amount of such grants are highly uncertain and beyond our control. There is no assurance that we will continue to receive any government grants in the future. Such uncertainties will affect our results of operations in the future. In addition, certain of our subsidiaries enjoy preferential tax treatments. See note 11 to the historical financial information set out in Appendix IA to the PHIP for more detailed information. However, we cannot assure you that these subsidiaries will continue to enjoy preferential tax treatments in the future. If these subsidiaries are unable to enjoy preferential tax treatments in the future, our results of operations will be negatively affected.
Our deferred tax assets may not be recovered.
Our deferred tax assets may not be recovered. As of December 31, 2021, our deferred tax assets amounted to RMB161.0 million, representing approximately 1.5% of our total assets. We periodically assess the probability of the realization of deferred tax assets, using accounting judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. In particular, these deferred tax assets can only be recognized to the extent that it is probable that future

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taxable profits will be available, against which the deferred tax assets can be utilized. However, we cannot assure you that our expectation of future earnings will materialize, due to factors beyond our control such as general economic conditions or, negative development of a regulatory environment, in which case we may not be able to recover our deferred tax assets, which in turn could have a material adverse effect on our financial condition and results of operations.
We are subject to credit risks related to our trade receivables.
Our trade receivables are derived mainly from credit sales to certain distributors. For these distributors, we allow a credit term of 30 to 180 days. For other distributors, we generally require them to make part or all payments in advance for their product procurement. The total balance of our trade receivables before loss allowance was approximately RMB409.1 million as of June 30, 2019, RMB329.9 million as of June 30, 2020, RMB374.8 million as of June 30, 2021 and RMB435.7 million as of December 31, 2021. We also made loss allowance of RMB91.7 million as of June 30, 2019, RMB43.2 million as of June 30, 2020, RMB59.8 million as of June 30, 2021 and RMB77.1 million as of December 31, 2021. If any of these distributors with significant outstanding trade receivable balances were to become insolvent or otherwise unable to make payments in a timely manner, or at all, we would have to make further provisions against such trade receivables, or write off the relevant amounts, either of which could adversely affect our profitability and liquidity position.
If we determine our goodwill to be impaired, our results of operations and financial condition would be adversely affected.
On March 11, 2021, we acquired 70% of the shares of MINISO SG Pte. Ltd. from two third parties at a cash consideration of SGD2,100,000 (equivalent to RMB10,257,000). We recorded goodwill of RMB19.6 million in connection with the acquisition. The value of goodwill is based on forecasts, which are in turn based on a number of assumptions. If any of the assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our goodwill and record an impairment loss, which could in turn adversely affect our results of operations. We will determine whether goodwill is impaired at least on an annual basis and there are inherent uncertainties relating to these factors and to our management’s judgment in applying these factors to the impairment assessment. We could be required to evaluate the impairment prior to the annual assessment if there are any impairment indicators, including disruptions to business operations and unexpected significant declines in operating results or a decline in our market capitalization. We may also suffer from significant impairment loss even if we determine to amend any assumption used in our impairment testing. If we record an impairment loss as a result of these or other factors, our results of operations and financial condition may be adversely affected.
Impairment of our intangible assets could negatively affect our financial condition and results of operations.
We record intangible assets of RMB53.3 million as of December 31, 2021. Our intangible assets represent software. Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We recorded impairment losses of intangible assets of RMB0.3 million as of December 31, 2021. However, we cannot guarantee that we will not record greater impairment losses of intangible assets in the future. Material impairment of intangible assets could negatively affect our financial condition and results of operations.
If we are unable to honor our obligations in respect of our contract liabilities, our cash or liquidity position could be negatively affected.
Our current contract liabilities primarily consists of advance payments received from customers for purchase of goods from us and license fees and membership fees we received. We normally request 20% to 100% advance payment for purchase of goods from certain overseas distributors prior to our delivery of goods, which gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance. With respect

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to license fees and membership fees, unamortized portion of upfront license fees and membership fees received was recognized as contract liability. Our total contract liabilities amounted to RMB321.5 million as of June 30, 2019, RMB292.5 million as of June 30, 2020 and RMB326.9 million (US$51.3 million) as of June 30, 2021 and RMB330.1 million (US$51.8 million) as of December 31, 2021. Were we unable to deliver products to certain overseas distributors, we would have to return the corresponding advance payments we received to distributors, which happened rarely during the Track Record Period. For the license fees and membership fees, we do not allow a refund of payments made. However, in practice, we refunded a very limited amount of license fees and membership fees to customers. To the extent we refund payments received, our cash position or liquidity position would be negatively affected.
Failure to protect personal or confidential information against security breaches could subject us to significant reputational, financial and legal consequences and substantially harm our business and results of operations.
The protection of consumer, employee, supplier, MINISO Retail Partner, local distributors and company data is critical to our business. A significant breach of consumer, employee, supplier, MINISO Retail Partner, local distributor or company data could attract a substantial amount of media attention, damage our relationships with consumers and our reputation and result in lost sales, fines or lawsuits. Throughout our operations, we receive, retain and transmit certain personal information that consumers provide to purchase products or services, enroll in promotional programs, participate in our membership program, or otherwise communicate and interact with us. During such information collection process, we take necessary steps and strive to comply with relevant PRC laws and regulations with respect to privacy and personal data protection. If we fail to fully comply with applicable privacy, data security and personal information protection laws, regulations, policies or other requirements, we may be subject to civil or regulatory liabilities or challenged for a potential infringement which may subject us to significant legal, financial and operational consequences. During the Track Record Period, two MINISO stores owned and operated by MINISO Retail Partners were investigated by the relevant local government authorities in March 2021, and a fine of RMB200,000 was subsequently imposed on each store, for their unlawful collection of customer information by using cameras for face recognition purpose. Those penalties were fully settled by these MINISO Retail Partners in June 2021. To our knowledge, those two stores have removed the cameras for face recognition purpose following the investigation. We cannot assure you that all stores operated under our brands would be able to fully comply with applicable laws regulating privacy, data security and personal information protection or other statutory requirements at all times. If any of these stores fails to do so, it could harm our reputation and expose us to regulatory actions or claims from third parties, all of which could materially and adversely affect our business, financial position and results of operations. In addition, such failure could incur extra costs for us and possibly disrupt our business.
In addition, certain aspects of our operations depend upon the secure transmission of confidential information over public networks. Although we deploy a layered approach to address information security threats and vulnerabilities designed to protect confidential information against data security breaches, a compromise of our data security systems or of those of businesses with whom we interact, which results in confidential information being accessed, obtained, damaged or used by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions and claims from consumers, financial institutions, payment card associations and other persons, any of which could materially and adversely affect our business, financial position and results of operations. In addition, a security breach could require that we expend substantial additional resources related to the security of information systems and disrupt our business.
As we implement our e-commerce initiative, we face heightened risks in the secure storage of personal information or confidential information and its secure transmission over public networks. From time to time, we collect, store and process certain volume of consumers’ personal information through our self-operated e-commerce channels to sell our products or provide our services, and we receive information of orders of and payments by consumers through third-party e-commerce channels in the course of our fulfillment of such orders. Online payments for our products are settled through third-party online payment services. We also share certain personal information about consumers with contracted third-party couriers, such as their names, addresses, and phone numbers. In addition, we have accumulated a large volume of data, which cover

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consumer’s browsing and consumption behavior information, product manufacturing and sales information, warehousing and distribution information, consumer service information, among others. Maintaining complete security for the storage and transmission of confidential information on our technology system is essential to maintaining our operating efficiency and consumer confidence as well as complying with the applicable laws and standards.
We have adopted security policies and measures to protect our proprietary data and consumer information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. Our security measures may be undermined due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data systems and misappropriate business and personal information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and potentially have an adverse effect on our business.
The regulatory environment surrounding information security and privacy is increasingly demanding, and it frequently imposes new and changing requirements. In China, the PRC Constitution, the PRC Criminal Law, the PRC Civil Code, the PRC Data Security Law and the PRC Cyber Security Law protect individual privacy in general, which require certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users. On June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the PRC, effective on September 1, 2021, which lays out the lawful methods and security requirements by which entities or individuals may collect and process data. Moreover, the PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, but it does not set forth details on how the data security review will be implemented. Any organizational or individual data processing activities that violate the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liabilities depending on specific circumstances. In early July 2021, regulatory authorities in China launched cybersecurity investigations in several China-based companies that are listed in the United States. Subsequently, on November 14, 2021, the Cyberspace Administration of China, or the CAC, issued the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Data Security Regulations, for public comments pursuant to which data processors carrying out the following activities must, in accordance with the relevant national regulations, apply for a cybersecurity review: (i) the merger, reorganization or spin-off of internet platform operators that possess a large number of data resources related to national security, economic development and public interests that affect or may affect national security; (ii) listing in a foreign country by data processors that process the personal information of more than one million users; (iii) listing in Hong Kong of data processors that affect or may affect national security; and (iv) other data processing activities that affect or may affect national security. The scope of and threshold for determining what “affects or may affect national security” is still subject to uncertainty and further elaboration by the CAC. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly issued the Cybersecurity Review Measures, which require that (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, or (ii) any data processing activities by network platform operators, which affect or may affect national security, or (iii) any network platform operator which has personal information of more than one million users and is going to be listed in a foreign country, shall be subject to cybersecurity review. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we cannot rule out the possibility that we may be deemed to be a “critical information infrastructure operator” or a “network platform operator” that affects or may affect national security under the Cybersecurity Review Measures. If that were to happen, we would be required to follow cybersecurity review procedures. In addition to laws, regulations and other applicable rules

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regarding data privacy and cybersecurity, industry associations may propose new and different privacy standards. For more details, see “Regulations.”
There have also been other significant developments in the PRC regulatory and enforcement regime regarding cybersecurity, information security, privacy and data protection. On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which emphasized the need to strengthen cross-border regulatory collaboration and to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to amend the regulations on strengthening the confidentiality and file management framework relating to the offering and listing of securities overseas, to enforce the responsibility of overseas listed companies with respect to information security, and to strengthen and standardize the management of cross-border information transmission mechanisms and procedures. In addition, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect in November 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within China, as well as certain personal information processing activities outside China, including those for the provision of products and services to individuals within China or for the analysis and assessment of acts of individuals within China. Processors processing personal information exceeding the threshold to be set by the relevant authorities and operators of critical information infrastructure are required to store, within the PRC territory, all personal information collected and produced within the PRC. These laws and regulations are recently issued, and there remain uncertainties with respect to their interpretation and implementation. In addition, additional laws or regulations on this subject matter may be promulgated in the future which may in turn impose further requirements on us.
We are constantly in the process of evaluating the potential impact of the PRC Cyber Security Law, the Data Security Law, the Personal Information Protection Law and other laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings or services could fail to meet all of the requirements imposed on us by such laws, regulations or obligations. We have not experienced any material breaches of any of our cybersecurity measures and we have not been subject to any penalties, fines, suspensions, or investigations from the CAC. However, as uncertainties remain with respect to the interpretation and implementation of these laws, regulations and policies regarding cybersecurity, privacy, data protection and information security and how these laws, regulations and policies will be implemented in practice, we cannot assure you that we will comply with such laws, regulations and policies and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. Any failure or perceived failure to comply with these laws, regulations or policy may result in inquiries and other proceedings or actions against us by governmental authorities, users, consumers or others, such as warnings, fines, penalties, required rectifications, service suspension or removal of mobile apps from the relevant app stores and/or other sanctions, as well as negative publicity and damage to our reputation, which could cause us to lose customers and business partners and have an adverse effect on our business and results of operations.
As we implement our e-commerce initiative and promote our loyalty programs in overseas market, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with consumers, suppliers and other third parties. For example, in May 2018 the European Union’s new regulation governing

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data practices and privacy called the General Data Protection Regulation, or the GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for non-compliance, which may result in monetary penalties of up to 20.0 million Euros or 4% of a company’s worldwide turnover, whichever is higher. In the United States, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security. For example, California recently enacted the California Consumer Privacy Act, which, among other things, requires new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information. Outside of the European Union and the U.S., many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged and we could be subject to additional litigation and regulatory risks.
We may, from time to time, be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations.
From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations inside and outside China, such as our cooperation with MINISO Retail Partners, local distributors, suppliers, landlords or other third parties, labor disputes with our employees, intellectual property infringement claims, product defect claims, and tort claims. Such allegations, claims and proceedings may be brought by third parties, including consumers, suppliers, employees, business partners, governmental or regulatory bodies, competitors or other third parties, and may include class actions. For example, we are currently involved in four labor disputes in California. Two of these cases are wage and hour actions, where two employees of our subsidiary in the United States alleged that, among others, we failed to pay minimum wage and overtime wages, authorize or permit meal periods and rest periods, and provide complete and accurate wage statements. The plaintiffs in the two cases have reached a settlement agreement with us for US$1,250,000. The parties will file a motion to approve the settlement with the court. As advised by our legal adviser, the court approval on the settlement is final and conclusive. We have made a provision in connection with these two lawsuits as of December 31, 2021 based on the settlement amount agreed with the plaintiffs. We believe that the provision made is sufficient. The remaining two cases are a discrimination complaint and a wage and hour compliant filed by an employee of our subsidiary in the United States with California’s Division of Labor Standards Enforcement (DLSE), California’s state wage/hour enforcement agency. We are waiting for the DLSE to set a final merits determination hearing. The amount alleged by the employee is US$386,366.66. We believe that the allegations are lack of merits and will defense against the allegations. Based on the advice of our legal adviser, the allegations in these two cases are lack of merits, and we will defense vigorously against the allegations. As a result, we believe that the probability of an unfavorable ruling against us is low and no provision has therefore been made in respect of these two cases. During the Track Record Period, we were also alleged that certain products we sold in California failed to comply with Proposition 65, which is intended to allow consumers to make informed choices about the products that may contain toxic chemicals. Under Proposition 65, businesses are required to provide “clear and reasonable” warnings before exposing a person, knowingly and intentionally, to a certain identified chemicals. Currently, there are two cases pending before a court in California. We have reached a settlement agreement with the plaintiff for US$500,000. We are currently in the process of obtaining final court approval of the settlement.
In response to these lawsuits, we amended our internal policies and procedures that manage our legal affairs in overseas markets. In particular, we will dedicate more resources to actively monitor the development

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of local laws and regulations frequently and report relevant risks to our headquarters and relevant overseas subsidiaries. With respect to California Proposition 65 compliance, we have been implementing measures to ensure compliance with Proposition 65 since 2021. Specifically, we formulated internal procedures including attaching appropriate warning labels to alert customers with regard to toxic substance and performing assessment periodically and also included relevant provisions in our agreement with suppliers to ensure compliance. Before products are exported, products will be tested and labeled accordingly. With respect to employee compensation, we will review and make salary payments based on the actual working hours of employees pursuant to our human resources and compensation policies. Despite that we have put in efforts to prevent similar incidents from happening again, we may continue to be involved in additional lawsuits in the United States or other jurisdictions in the future. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. We may incur significant expenses related to such proceedings, which may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease consumer acceptance of our product offerings, regardless of whether the allegations are valid or whether we are ultimately found liable. In addition, our directors, management, shareholders and employees may from time to time be subject to litigation, regulatory investigations, proceedings and/or negative publicity or otherwise face potential liability and expense in relation to commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations. As a result, litigation may adversely affect our business, financial condition, results of operations or liquidity.
After we become a listed company on the Stock Exchange, we may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations.
Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.
In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and filings to operate our business, including but not limited to business license, food operation license or filing for pre-packaged food, commercial franchise filing, and fire safety inspection. These approvals, licenses, permits and filings are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations.
As of the date of this document, we, as a franchiser engaging in franchise activities in relation to our core brand “MINISO,” had completed commercial franchise filing pursuant to relevant PRC laws. In addition, we also franchised other parties to engage in business operations using our “TOP TOY” and “WonderLife” brands. As advised by JunHe LLP, our PRC Legal Adviser, PRC laws and regulations require a franchiser to have at least two directly operated stores and has operated each of the two directly operated stores for over one year before engaging in franchising activities. Our PRC Legal Adviser also advised us that a franchiser is required to make filings with relevant government authorities within 15 days after entering into the first franchising agreement. When we engaged in franchising activities under our “TOP TOY” and “WonderLife” brands, we did not satisfy the legal requirement mentioned above, nor did we make relevant filings on time, primarily due to the relevant employees’ failure to fully understand the requirements under applicable laws and regulations. As advised by our PRC Legal Adviser, if a franchiser engages in franchising activities without meeting the legal requirement mentioned above, the relevant government authority may require such franchiser to make rectifications, confiscate incomes from illegal operations, impose a fine ranging from RMB100,000 to RMB500,000, and make announcements. We have made adjustments to our business operations under our “TOP TOY” and “WonderLife” brands, as a result of which we currently satisfy the requirement of having at least two directly operated stores and having operated each of the two directly operated stores for over one year with respect to both the “TOP TOY” and “WonderLife” brands. We made the required filings for the

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“WonderLife” brand in April 2022, and we are preparing similar filings for the”TOP TOY”brand, which we currently expect to submit in July 2022. Before we are in full compliance with relevant legal requirements, we may be subject to a confiscation of all franchise fees we have received since June 2018 and December 2020, the date when we commenced commercial franchising activities under the “WonderLife” brand and “TOP TOY” brand, respectively, and are going to receive in the future until we are in full compliance. In addition, we may also be imposed a maximum aggregate fine up to RMB500,000 for our commercial franchising activities under the “TOP TOY” brand and “WonderLife” brand, respectively.
In addition, during the Track Record Period, we had failed to obtain the certificate for fire control inspection for one of our directly operated TOP TOY stores and one of our directly operated WonderLife stores in China. We became aware of this issue with the TOP TOY store when the store was first opened and the issue with the WonderLife store during our company-wide compliance review in February 2022. This issue occurred and we failed to take immediate rectification measures primarily because (i) with respect to the TOP TOY store, the open design of the store entrance disqualified us from applying for the certificate for fire control inspection under applicable legal requirements; and (ii) with respect to the WonderLife store, we did not receive a notice from the mall in which the store was located to apply for the certificate. As a result, such stores may be subject to fines or suspension of operation. As of the date of this document, we have obtained the certificate for fire control inspection for the WonderLife store and are also considering to take rectification measures for the TOP TOY store, which may potentially include modifying the store entrance design, but we cannot assure you that we will be able to implement such measures or that such non-compliance can be rectified in a timely manner. It is also possible that we may have to relocate to other premises to continue the operation of such TOP TOY store. Given the difficulty with modifying the design of and reconstructing the store entrance, we do not expect to obtain the certificate for fire inspection for the TOP TOY store in the near future. Neither store has experienced any fire safety incidents during the Track Record Period and up to the Latest Practicable Date.
If government authorities in jurisdictions where we operate require additional licenses or permits or provides more strict supervision requirements in the future, or if we have to obtain relevant licenses or permits in a short period of time, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.
If we fail to remediate our material weakness in our internal control over financial reporting, develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
In connection with the preparation and audits of our consolidated financial statements as of and for the fiscal year ended June 30, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, which was outstanding as of December 31, 2020. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls for the purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.
Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate the deficiency. As of June 30, 2021, we determined that this material weakness had been remediated.
We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the New York Stock Exchange, or the NYSE. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company for our fiscal year ending June 30, 2022. In addition, our independent registered public accounting firm must attest to and report on the

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effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.
In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the trading price of our Shares or the ADSs could decline and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities.
Our leased property interest may be defective and such defects may negatively affect our right to such leases.
We currently lease several premises in China. Ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. It is also likely that the construction of such leased properties was illegal and such properties may be ordered by relevant government authorities to be demolished. If any of the foregoing happens, we may not be able to continue to use such leased properties and have to relocate to other premises. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected. In addition, we also lease properties in other jurisdictions and may be subject to similar issues or risks.
In addition, under the PRC laws and regulations, lease agreements in general are required to be registered with the local land and real estate administration bureau. The lease agreements for some of our leased properties in China have not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the Latest Practicable Date, we had not registered 46 lease agreements. If we receive notice from the relevant PRC government authorities requiring us to complete the registration with prescribed time frame and we fail to do so, the maximum aggregate amount of potential administrative penalties we would be subject to is RMB460,000. As of the Latest Practicable Date, we had not been subject to any administrative penalties imposed by the relevant competent authorities in respect of lease registrations, nor had we received any rectification notice from the relevant PRC government authorities regarding the lease registrations. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.
RISKS RELATED TO DOING BUSINESS IN CHINA
Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.
China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on

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these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.
In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.
In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.
As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. During the Track Record Period, certain of our PRC subsidiaries made insufficient contributions to social security insurance and housing provident fund. The social insurance authorities may demand us to make payments or supplementary payments for the unpaid social insurance premium within a prescribed time limit together with a 0.05% surcharge of the unpaid social insurance premium from the due date. If the payment is not made within such time limit, the authorities may impose a fine ranging from one to three times of the total outstanding amount. The unpaid social security insurance contribution amounted to RMB4.7 million, RMB2.5 million, RMB6.8 million and RMB8.9 million in the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, respectively. The housing provident fund administration center may also order us to pay the outstanding amount within a prescribed time limit. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. As advised by our PRC Legal Adviser, although there are no explicit legal provisions or regulations that impose additional penalties for such under-payment, we may be ordered to pay the outstanding amount of the housing provident fund. The outstanding amount of the housing provident fund would be in the sum of RMB0.8 million, RMB1.6 million, RMB3.1 million and RMB2.8 million for the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, respectively. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

CHINA’S AND GLOBAL BRANDED VARIETY RETAIL MARKETS
Global Branded Variety Retail Market
Market drivers and development trends
According to the Frost & Sullivan Report, the global branded variety retail market exhibits the following market drivers and development trends.
Rising customer demands, affordability and individualization.   The continuous development of the global economy and the rising living standards prompt the global customers in both developed and emerging countries for higher expectations towards lifestyle products beyond their basic usage. Customers began to focus more on the quality, design, affordability and individualization of lifestyle products so as to satisfy their diversified demands. In developed countries such as the U.S., the branded variety retail market is relatively mature and is expected to maintain a steady growth. Relatively stable household income and well-established social welfare system allow the residents in those markets to have strong spending power and higher standards of living. Their demand for customized product design, relaxing and treasure-hunting shopping experience, which brings consumers delightful surprise and reasonable prices, will continue to drive the growth of global branded variety market. In the emerging countries, the increasing urbanization rate has promoted the growing demand for lifestyle products, and consumption behaviors of urban populations and retail models in these emerging countries are also evolving. Consumers tend to focus more on the quality and value of the lifestyle products. By constantly aligning with the evolving customer preferences worldwide, branded variety retailers could maintain the trendiness and innovation of the lifestyle products, which further stimulates the increase the global market size of the branded variety retail.
Increasing focus on supply chain efficiency.   In order to cooperate with downstream and upstream business partners more efficiently and realize a rapid response to changing customer preferences, branded variety retailers around the world have continuously optimized supply chain management through technologies. For example, by adopting more advanced technological approaches, branded variety retailers can gain timely access to operational data, changes of customer demands, warehousing details, etc., which is instrumental for maintaining their market competitiveness. Meanwhile, branded variety retailers around the world may further work with industry stakeholders across the value chain to explore innovative cooperation models and better operational management. Attributed to the well-established supply chain management system and highly efficient operational mechanism, branded variety retailers are aggressively exploring markets overseas and establishing a broader global network.
Rising brand awareness.   Brand has become a critical factor for consumers to consider in selecting a branded variety retailer. With the increasing brand awareness, consumers are inclined to trust and choose reputable branded variety retailers with strong brand image, high product quality, continued consumer engagement, international business coverage, and wide sales network. Brands with appealing design and continued consumer engagement initiatives will enhance their customer base and loyalty, increase brand stickiness and attract repeated purchases. Furthermore, influential brands could enable branded variety retailers to work with stronger business partners across the supply chain with stronger bargaining power. Hence, the global branded variety industry is expected to grow continuously as branded variety retailers around the world strengthen their brand building initiatives and further deepen customer recognition.

INDUSTRY OVERVIEW

Threats and Challenges of the Branded Variety Retail Market in China and Globally
The threats and challenges of the branded variety retail market in China and globally include but are not limited to the following:
Brand awareness and credibility
How to build the credibility of emerging brands to compete with established retail brands is a challenge for branded variety retailers. Leading branded variety retailers establish their own brand image and stand out of the peers through differentiated and targeted brand positioning to improve consumers’ loyalty for the brand.
Product development and innovation
Products of branded variety retailers cover a wide range of retail product sectors and could be replaced by other traditional retail market players. Ability to continuously expand into innovative, distinctive and diverse product matrix is key to increase customer demand and loyalty.
Product quality control
Quality control is one of the key priorities in developing a reputable brand in the branded variety retail industry, especially for retailers adopting OEM/ODM business model or those not directly involved in the product production process. Established, consistent and stringent quality control procedures are the keys to consumers purchase decision due to the concerns over product quality especially around emerging brands and OEM/ODM suppliers.
External uncertainties
External uncertainties beyond control, such as economic downturn and the ongoing COVID-19 pandemic, may affect the level of consumer demand and discretionary spending on merchandise that branded variety retailers offer. Reduced demand also may require increased selling and promotional expenses, which has great negative impact on the branded variety retail market.
POP TOY MARKET IN CHINA
Competitive Landscape
According to the Frost & Sullivan Report, the pop toy market in China is at the growth phase in the industry life cycle and has low concentration in terms of market share.
In 2021, we generated GMV of RMB374.4 million from our pop toy business in China and had a market share of 1.1% of the pop toy market in China, ranking seventh by GMV in the pop toy market among players in China according to the Frost & Sullivan Report.

INDUSTRY OVERVIEW

COMPETITOR PROFILES
(1)
Muji, headquartered in Tokyo, Japan, is a listed company founded in 1980. It is primarily engaged in the sales of all kinds of high-quality and simple design goods such as household goods, kitchen utensil, stationery, etc.

(2)
Sanfu, headquartered in Fuzhou, China, is a private company founded in 1994. It is primarily engaged in the sales of household goods, cosmetics, fashion, accessories, stationery, small electronics, etc.

(3)
Nome, headquartered in Guangzhou, China, is a private company founded in 2017 and operated by Guangzhou Nome Brand Management Limited. It is primarily engaged in the sales of home living products, cosmetics, clothing, shoes, etc.

(4)
LATTLIV, headquartered in Guangzhou, China, is a private company founded in 2014. It is primarily engaged in the sales of household products, fashion accessories, beauty, bags, stationery, etc.

(5)
Daiso, headquartered in Kagawa, Japan, is a private company founded in 1977. It is a Japanese dollar store and is primarily engaged in the sales of cosmetics, accessories, stationery, electronics, household goods, etc.

(6)
Flying Tiger, headquartered in Copenhagen, Denmark, is a private company founded in 1995. It is primarily engaged in the sales of household goods, kitchen utensil, fashion, stationery, toys, electronics, stationery, etc.

(7)
Pop Mart, headquartered in Beijing, China, is a listed company founded in 2010. It is an industry-leading pop culture and art toy company. Its business mainly focuses on global artist development, IP operation, consumer access, pop toy culture promotion, etc.

(8)
LEGO, headquartered in Billund, Denmark, is a private company founded in 1932. It is famous for its iconic brick and is one of the world’s leading manufacturers of play materials.

(9)
Hot Toys, headquartered in Hong Kong, China, is a private company founded in 2000. It is primarily engaged in the sales of dolls, art toys, etc.

(10)
Bandai, headquartered in Tokyo, Japan, is a private company founded in 1950. It is primarily engaged in the sales of garage kits, art toys, etc.

INDUSTRY OVERVIEW

(11)
Hasbro, headquartered in Pawtucket, Rhode Island, U.S., is a listed company founded in 1923. It is primarily engaged in the sales of toys, puzzles, board games, etc.

(12)
Funko, headquartered in Everett, Washington, U.S., is a listed company founded in 1998. It is primarily engaged in the sales of dolls, art toys, garage kits, etc.

(13)
Rastar, headquartered in Shenzhen, China, is a listed company founded in 2000. It is primarily engaged in the sales of assembled toy & building sets, art toys, garage kits, etc.

(14)
X11, headquartered in Guangzhou, China, is a private company founded in 2020. It is a global pop toy specialty retail brand and is primarily engaged in the sales of blind box, art toys, dolls, etc.

(15)
19八3, headquartered in Fujian, China, is a private company founded in 2010. It is a multi-channel IP platform operator integrating pop toy retail, artist development, IP operation, etc.

REGULATIONS

The following section sets forth updated and/or supplemented information concerning certain regulations to which we are subject subsequent to the filing of our 2021 Form 20-F and the furnishing of the March Form 6-K.

PRC
Regulations Relating to Our Industry and Products
Regulations Relating to Product Sales Through Live Streaming Platforms
According to the Measures for the Administration of Live Streaming Marketing (for trial implementation) (《網絡直播營銷管理辦法(試行)》) promulgated on April 16, 2021 and Opinions on Further Regulating For-profit Activities of Live Streaming to Promote the Healthy Development of the Industry (《關於進一步規範網絡直播營利行為促進行業健康發展的意見》) promulgated on March 25, 2022, the live streaming marketing platform and live streaming service agency shall perform the tax withholding obligation in accordance with the law. The Notice of the General Office of the National Radio and Television Administration on Further Strengthening the Management of Cultural and Artistic Programs and Their Personnel (《國家廣播電視總局辦公廳關於進一步加強文藝節目及其人員管理的通知》), which was issued on September 2, 2021, calls for the resolute rejection of illegal and unethical personnel and vulgar influencers. As advised by our PRC Legal Adviser, it applies to the radio and television broadcasters and network audio-visual platforms. Therefore, we do not think the regulations will have any material adverse impact on our business.
Regulations Relating to Transfer Pricing
Pursuant to the EIT Law, its implementation rules, and the Implementation Regulations for Special Tax Adjustments (Trial)《特別納稅調整實施辦法(試行)》(the “STA Rules”) issued by the STA, transactions in respect of the purchase, sale and transfer of products between, amongst others, enterprises under direct or indirect control by the same third party are defined as related party transactions, which should comply with the arm’s length principle (獨立交易原則). If the related party transactions fail to comply with arm’s length principle which results in the reduction of the income or taxable income of the enterprise or its related party, the tax authority has the power to make an adjustment (特別納稅調整) following certain procedures within ten years from the tax paying year that the non-compliant related party transaction had occurred.
Pursuant to the Administration of Tax Collection of the PRC《中華人民共和國稅收徵收管理法》 promulgated on September 4, 1992, last amended on April 24, 2015, and the Rules for the Implementation of the Law of the PRC on the Administration of Tax Collection《中華人民共和國稅收徵收管理法實施細則》 promulgated on September 7, 2002, as amended, taxpayers have an obligation to provide the local tax authorities with information on prices, expenditure standard and others concerning business transactions with the related party. The taxpayer may propose to the competent tax authorities a pricing principle and calculation method for business transactions with the related party. The competent tax authorities may, after examination and approval, agree upon the items of pricing with the taxpayer in advance and supervise over the implementation.
Pursuant to the Announcement of STA on Relevant Matters relating to Improvement of the Filing of Related Party Transactions and the Management of Contemporaneous Documentation 《國家稅務總局關於完善關聯申報和同期資料管理有關事項的公告》 which became effective on June 29, 2016, any resident enterprise subject to audit collection and any non-resident enterprise which has establishments or offices in the PRC and honestly reports and pays enterprise income tax shall, in filing a tax return for the annual enterprise income tax with a tax authority, make related filings with regard to its business transactions with any related party and attach thereto the annual report on the related party transactions.
STA has published an announcement on issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures《特別納稅調查調整及相互協商程序管理辦法》 which came into effect from May 1, 2017. According to this announcement, the tax authorities exercise special

REGULATIONS

tax adjustment monitoring and management of enterprises through the review of the reporting of related party transactions, management of contemporaneous documentation, profit level monitoring and other means. If an enterprise receives a special tax adjustment risk warning from tax authorities or detects in itself any special tax adjustment risk, the enterprise may carry out voluntary adjustments regarding tax payment matters and the relevant tax authority may still proceed with special tax investigation adjustment procedures according to the relevant provisions. Further, pursuant to the tax treaties entered into by the PRC, STA may activate mutual consultation procedures either upon application by an enterprise or upon request by the competent tax authority of the contracting counterparty of a tax treaty to consult and negotiate with the latter, so as to avoid or eliminate international double taxation triggered by special tax adjustment.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated andd/or supplemental information since the filing of our 2021 Form 20-F and the furnishing of the March Form 6-K relating to selected aspects of our history, development and corporate structure.

MAJOR SHAREHOLDING CHANGES OF OUR COMPANY
Acquisition of YGF Investment
In August 2020, YGF Investment V Limited (“YGF Investment”) was incorporated in the BVI to acquire the land use right of a parcel of land in the PRC through a PRC subsidiary of YGF Investment. YGF Investment was owned as to 20% and 80% by the Company and YGF MC Limited, a holding vehicle of our Controlling Shareholders, respectively.
In October 2021, we acquired the remaining 80% equity interest in YGF Investment for the purpose of obtaining full ownership of the parcel of land for establishing our Company’s new headquarters building. The total consideration of this transaction was RMB694.5 million. The consideration for the acquisition was determined based on the appraisal value of the equity interests confirmed by a third-party valuation firm and arm’s length negotiation among the parties and has been fully settled in cash on October 29, 2021.
Disposals
During the period from December 2019 to April 2020, we completed the disposals of certain subsidiaries in net liabilities position or of loss-making nature that operate the NOME business, Minihome business, MINISO African business and MINISO German business, and the results of these operations are included as discontinued operations for the years ended June 30, 2019 and 2020. We disposed of such interests as their financial performance failed to meet management expectations.
MINISO African business included MINISO Nigeria, MINISO Uganda, MINISO South Africa, MINISO Tanzania and MINISO Kenya. As at the Latest Practicable Date, MINISO Uganda, MINISO South Africa, MINISO Germany and Minihome business have ceased their business operations and closed down all their stores. MINISO Kenya was disposed to an Independent Third Party distributor with a few stores in operation; and MINISO Nigeria was disposed to YGF MC Limited, a company wholly-owned by Mr. Ye. Our Company confirms that there will not be any conflict of interest and competition between us and MINISO Nigeria as Nigeria is no longer our market focus and we will not compete with any other potential distributor in that region. To the best knowledge and belief of our Directors, the subsidiaries that were disposed of did not have any material non-compliance during the Track Record Period prior to their disposals.
During the Track Record Period, we had not conducted any acquisitions, disposals or mergers that we consider to be material to us.
The Joint Sponsors have performed the following due diligence work regarding the potential litigation risk in relation to the NOME business: (i) held discussions with the management of the Company regarding, among others, there is no ongoing litigation or claim in relation to NOME business, and noted that there was no particular finding pointing to any potential litigation risk; (ii) reviewed the online search results of relevant NOME companies on the websites of National Enterprise Credit Information Publicity System (國家企業信用信息公示系統) and the Administrative Penalties for the State Administration for Market Regulation (中國市場監管行政處罰文書網), and no administrative penalties records in relation to NOME business has been identified; (iii) reviewed relevant public filing relating to the Company’s US IPO and no relevant finding has been identified regarding potential legal risk in relation to the NOME business; and (iv) engaged independent search agents to conduct background searches and litigation searches on, among others, the Company, its principal subsidiaries and other sampled subsidiaries, according to which, no ongoing litigation in relation to NOME business has been identified by the search agents.
Taking into account that (i) no material findings were identified regarding potential litigation risk thereafter in relation to the NOME business based on the various due diligence works performed above; and

HISTORY AND CORPORATE STRUCTURE

(ii) NOME business has been disposed since March 2020, nothing has come to the attention of the Joint Sponsors that would reasonably cause the Joint Sponsors to cast doubt on that the Company would not be subject to any potential litigation risk in relation to the NOME business after the disposal thereof.

BUSINESS

The following section sets forth updated and/or supplemental information since the filing of our 2021 Form 20-F and the furnishing of the March Form 6-K relating to selected aspects of our business and operations.

OVERVIEW
•
Deep operation know-how backed by digitalization.   We have accumulated in-depth operational know-how based on our deep insights into consumer tastes and preferences developed from serving millions of consumers on a daily basis. We use such know-how to optimize and systemize key aspects of store operation from welcoming ambience and friendly staff, to easy-to-navigate store layout, and precise product curation.

Our technology augments our operational know-how by digitalizing every aspect of our business operations and giving us deeper insights into consumer preferences. With our self-developed intelligent store management tools, we are able to provide store managers with real-time sales and inventory data and inventory replenishment and merchandise display management suggestions based on big data analytics, and tailor our store merchandise selection accordingly. The real-time inventory level covers our directly operated stores and MINISO stores operated by MINISO Retail Partners in China. We monitor the store-level inventories mainly through our SAP ERP system, which has tailored inventory modules, and through our merchandise display management system, which is designed to visualize, synchronize and optimize shelf display management at the MINISO stores. By digitalizing the management of merchandise placement in each store, it allows us to centrally and digitally manage and adjust merchandise display in each store, monitor the in-store stock of specific products, maintain up-to-date records of the inventories kept by MINISO Retail Partners and optimize product replenishment. In addition, our store AI assistant can also generate and provide MINISO store managers with real-time inventory level and other important store operating metrics and their analytics, empowering the store managers to enhance merchandise management and monitor the store-level inventories.
We have also developed an AI store monitoring system that supports real-time automatic store-level management. We adopt AI image recognition technologies to facilitate real-time automatic store layout check, order/payment fraud detection, store congestion control and store worker attendance check, among other things. For example, leveraging image recognition and detection technologies, our AI store monitoring system detects any semblance of congestion near a store’s cash registers, and reminds store managers to add cashiers in time.
In addition, our data analytics capabilities and insights derived from proprietary consumer data have guided us in developing products that meet prevailing consumer tastes and preferences. Beyond our physical store premises, we have also engaged consumers through various online channels, including our MINISO membership program, Weixin mini-programs, third-party e-commerce and online-to-offline platforms, and store-based communities on Weixin. Such expanded consumer engagement, coupled with our intelligent consumer profiling technologies and data analytics capabilities, allow us to enhance the accuracy of our targeted marketing and consumer engagement efforts.
OUR STRENGTHS
Multi-channel Operation and Consumer Engagement
Aside from our offline channels mainly consisting of our store network, we have explored and developed online channels to supplement our offline store network in our operation and expand our consumer engagement. Such expanded consumer engagement, coupled with our intelligent consumer profiling technologies and data analytics capabilities, have allowed us to enhance the accuracy of our targeted marketing and consumer engagement efforts.

BUSINESS

Our online channels encompass e-commerce channels where consumers can place orders, which mainly include third-party e-commerce platforms such as Tmall, JD.com and Douyin, and online-to-offline channels based on our offline store network, which include Weixin mini-programs and store-based communities on Weixin as well as other online-to-offline platforms through collaboration such as Meituan and Ele.me. The Weixin store-based communities are typically run by our operation specialists to engage with consumers who would like to receive updates about our brands and products on a more regular and personal basis.
We have accumulated a massive consumer base and enhanced our consumer engagement through our multi-channel operation. We first launched our membership program in China in August 2018. As of June 30, 2019, 2020, and 2021, the number of MINISO members with at least one purchase over the past 12 months was approximately 5 million, 19 million and 27 million, respectively, and as of December 31, 2021, the number of MINISO members with at least one purchase over the past six months was approximately 28 million. As of June 30, 2021, the number of TOP TOY members with at least one purchase over the past 12 months was approximately 387 thousand, and as of December 31, 2021, the number of TOP TOY members with at least one purchase over the past six months was approximately 979 thousand. The successful implementation of the membership program has driven customer spending. In the quarter ended December 31, 2021, through our consumer engagement efforts, the number of average monthly active users of MINISO’s Weixin mini-program reached more than 7 million. Supported by our precise consumer profiling algorithms and data from expanded consumer engagement, we have been able to have tailored and dynamic interactions and marketing strategies for different consumer groups, and ultimately improve our customer conversion, repeat purchase rate, and customer lifetime value. Our online promotion activities are mainly conducted through livestreaming, publication on our Weixin public accounts, and KOL collaboration on various social platforms. In particular, livestreaming was especially effective in broadening our consumer reach and deepening member conversion for our TOP TOY brand.
Global Scalability and Capability of Penetrating into Various Tiers of Cities
We have adopted a range of flexible store operation models, including MINISO Retail Partner model, direct operation model and the distributor model, as we expand our footprints in China and globally.
We employ our MINISO Retail Partner model extensively in China as well as in certain overseas markets to facilitate store network expansion. Our MINISO Retail Partner model allows us to quickly and effectively expand our store network in an asset-light manner while maintaining consistent brand image and consumer experience across MINISO stores.
Under the MINISO Retail Partner model, MINISO Retail Partners join our store network by mobilizing their resources to open and operate MINISO stores at optimal locations, shouldering the associated capital expenditure and operating expenses. On the other hand, we guide the MINISO Retail Partners in key aspects of store operation while maintaining ownership of store inventory before it gets sold to consumers in exchange for a pre-agreed portion of sales proceeds. This model creates an attractive investment opportunity for our MINISO Retail Partners. Based on a survey conducted by Frost & Sullivan, our MINISO Retail Partners in China generally recover their store investment in a period of 12 to 15 months after store opening. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of December 31, 2021, 475 out of our total 860 MINISO Retail Partners had invested in MINISO stores for over 3 years. Our MINISO Retail Partner Model and close collaborations with loyal MINISO Retail Partners also helped us become highly resilient during the COVID-19 pandemic as such collaborations enabled us to quickly and effectively expand our store network in an asset-light manner even during the pandemic. During 2020 and 2021, when the pandemic negatively impacted many offline retailers’ expansion in China, we added 625 stores in China, among which 624 were MINISO Retail Partner stores. In the twelve months ended December 31, 2021, we successfully achieved a net increase of 400 MINISO stores and 84 TOP TOY stores in China despite the impact from the pandemic.
Our brand attraction, operational know-how and proven track record have well positioned us to be the partner of choice for overseas business partners who wish to join our store network. We have also developed a thorough and systematic approach to researching and understanding the local competitive dynamics,

BUSINESS

consumer behaviors, regulatory environment before we enter into any international market, which serves as a solid foundation for us to efficiently penetrate into and rapidly expand our business in such local market. While our store network expanded to approximately 100 countries and regions as of December 31, 2021, the majority of our overseas markets are at early stage, and huge potential remains for further penetration in these markets. Our revenue contribution from overseas markets was 32.3%, 32.7%, 19.6% and 24.7% in the fiscal years ended June 30, 2019, 2020, and 2021 and the six months ended December 31, 2021, respectively.
We consider our ability to penetrate into various tiers of cities to be as important as our ability to expand globally for the continued success of our business, which has established a globally recognized retail network. Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in China despite our previous experience operating in mostly high-tier Chinese cities. As of December 31, 2021, about 41% of our MINISO stores in China were located in third- or lower-tier cities, and about 70% of the new MINISO stores opened in China in 2021 were located in third- or lower-tier cities. Our deep operation know-how backed by digitalization and close relationships with our MINISO Retail Partners have equipped us with all the tools needed to deepen the market penetration of both the MINISO brand and TOP TOY brand in lower-tier cities in China.
OUR STRATEGIES
Expand and Upgrade Our Store Network
We believe there is still huge potential for market expansion in China, and we plan to further expand our store network in China. We intend to take a disciplined approach in store network expansion to capture opportunities in lower-tiered cities in China primarily for our MINISO stores, and further penetrate into the cities we have covered. For TOP TOY, we plan to continue to focus our store expansion in first- and second-tier cities in China in the near future while exploring opportunities to further expand into lower-tier cities. In addition, we plan to add more MINISO and TOP TOY stores at locations with proven consumer traffic and high sales potential with their sizes and merchandise selections based on analysis of local consumer demographics and other peculiarities.
In overseas markets, we plan to actively identify and collaborate with the right business partners and local distributors to open more MINISO stores. When selecting local partners, we prioritize those with financial strength and sufficient resources to open MINISO stores at optimal locations, while also considering their management ability and industry experience. We will continue to apply our flexible store operation models to further expand our store network based on local conditions in each market. Moreover, we will continue to leverage our existing international operations to develop and more deeply penetrate into strategic markets, most notably Asia, North America, and Europe.

BUSINESS

OUR BUSINESS MODEL
The following diagram illustrates our business model and the various participants in our business:

Engaging
CONSUMERS
Consumer-centric approach with deep consumer insights
Active engagement through multi-channels
Attract more
Reach more
Insights
Dynamic Product Development
Efficient Supply Chain
Flexible Models and Multi-Channels
Deep Operational Know-how Backed by Digitalization
MINI SO
TOP TOY
Well-recognized BRANDS
Empower
Empower
Right
MERCHANDISE
High appeal and high quality products with frequent-renewals supported by dynamic product development tactics and co-branding
Quick-to-market product launch backed by robust supply chain
NETWORK
Flexible models including direct-operated, MINISO Retail Partner and distribution models to expand globally
E-Commerce such as Tmall, JD.com and Douyin and O2O channels such as Meituan and Ele.me providing more convenience
In-depth retail know-how and operation supported by technology
Tailored Merchandise and Network

The following is a flow chart illustrating the business flows of our key business functions:
OUR PRODUCTS
In the fiscal year ended June 30, 2021, more than 95% of the MINISO products had retail prices under RMB50 in China. TOP TOY products have a wide range of retail prices and approximately 70% of the TOP TOY products had retail prices ranging from RMB40 to RMB300 in China in 2021.
Product Design and Development
Product Design Capabilities
We work with both in-house designers and independent design partners globally to create innovative design concepts for us. As of December 31, 2021, we had a designer network that includes an in-house team of 124 designers as well as 37 design partners consisting of internationally renowned independent designers, professional design studios and design academies from 7 countries. To integrate the design capabilities of

BUSINESS

these design partners with our own, we have established the MINISO Design Academy consisting of a selection of our in-house designers. The MINISO Design Academy is mainly responsible for liaising with third-party designers and adding visual and packaging designs to the product prototype designs submitted by design partners, so that the final products have consistent appearance as the rest of our branded products. The vast majority of our SKUs feature elements of designs by our in-house design team.
We generally enter into form agreements with independent designers, artists and professional design studios. We generally pay a design service fee for each design we engage our design partners to make either as a fixed sum or as a percentage of its sales revenue, subject to a pre-agreed cap, and we generally own all intellectual property rights relating to the design. We sometimes allow the design partners to receive a small percentage of the sales revenue from products featuring their design in addition to the design service fee when the product sales exceed a certain threshold. The design partners are liable for any disputes, controversies or claims arising out of or in connection with the design concepts. Our agreements with these design partners typically have a term of not more than three years.
As for design academies, we generally pay a fee as stated in the collaboration agreements to support the training and design of students in the academies. In return, we may be granted intellectual property rights of the designs, or pre-emption rights to acquire intellectual property rights.
OUR STORE NETWORK
We also operate stores under our secondary brand “WonderLife,” which contributed insignificant revenue throughout the Track Record Period (2.7%, 2.9%, 2.5% and 1.8% for the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, respectively). Wonderlife is a lifestyle product brand targeting lower-tier cities in China. As the MINISO brand increasingly penetrates into lower-tier cities in China, the WonderLife brand has become marginalized, as evidenced by its declining revenue contribution since the fiscal year ended June 30, 2021, and the Company expects such trend to continue.
We manage the potential competition or cannibalization among (1) MINISO Retail Partners and distributors; and (2) all stores operated by us, MINISO Retail Partners and distributors primarily through the following measures: (i) Apart from directly-operated stores, stores in each country are primarily operated under the same model. In China, all stores except those in Tibet are operated by MINISO Retail Partners. In overseas markets, except for stores in a few countries directly operated by us, the vast majority of stores are operated under the distributor model. This prevents competition or cannibalization between MINISO Retail Partners and distributors; (ii) In most countries and regions outside China, other than directly-operated stores, stores are operated by one distributor in each country or region or a few distributors operating in different parts of a country or region, which prevents competition or cannibalization among distributors; (iii) We centrally manage and plan for new store openings based on a variety of factors such as the population, economic conditions and market potential of each city, region and country. New store openings by MINISO Retail Partners and distributors and the location of the new stores are subject to our approval. We make recommendations to MINISO Retail Partners and distributors based on the existing store network, the financial strength of the relevant MINISO Retail Partners or distributors, and the local market conditions, taking into account and aiming to minimize the potential competition or cannibalization among stores operated by us, MINISO Retail Partners and distributors.
With respect to the retail sales of the different channels, without taking into account the effect of VAT and sales taxes, (i) with MINISO Retail Partners, we set an agreed percentage of in-store sales proceeds payable by MINISO Retail Partners to us; (ii) with distributors, we generate revenue from sales to distributors, and the price at which we sell to distributors is usually a percentage of the price at which the distributors sells the same products to end customers; and (iii) with our directly operated stores and online sales channels, as we sell directly to end customers, substantially all of the total sales proceeds generated from these channels are retained by us.
Store Operation in China
Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in China despite our previous experience operating in mostly high-tier

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Chinese cities. The following table shows the aggregate numbers of MINISO stores in China by city-tiers during the Track Record Period:
	As of June 30,			As of December 31,
	2019	2020	2021	2020	2021
Number of MINISO stores in China
First-tier cities	422	453	482	477	472
Second-tier cities	1,083	1,186	1,320	1,262	1,389
Third- or lower-tier cities	806	894	1,137	1,029	1,307
Total	2,311	2,533	2,939	2,768	3,168
Under our MINISO Retail Partner model, MINISO Retail Partners mobilize their resources to open and operate stores at optimal locations, shouldering the associated capital expenditure and operating expenses. On the other hand, we provide store management and consultation services to MINISO Retail Partners for a fee, retain store inventory ownership until in-store sale to consumers and receive a pre-agreed portion of the sales proceeds. The store management and consultation services optimize and unify store operations in key aspects, mainly including store layout and decoration, interior design, staff training, pricing, product curation and inventory replenishment, to maintain consistent brand image, consumer experience and product pricing across stores. While these key aspects of store operations are standardized, merchandise mix and product display are two primary aspects of store operations that can be customized by MINISO Retail Partner stores. We constantly monitor the operations of MINISO Retail Partner stores to help them customize merchandise mix and product display at a store level and advise on inventory management on a real-time basis. In general, managers of each store examine and record on the system inventories when they arrive at the stores, and the system records are automatically updated upon the sale of products when store cashiers scan the products. Our MINISO Retail Partners generally examine the inventories held at their stores on a monthly basis, the results of which are recorded on our system and available to us for review. We also conduct comprehensive examinations of inventories for all MINISO Retail Partner-operated stores at least once a year, checking against system data and recording updates as appropriate. Our contractual agreements with MINISO Retail Partners, which include a sales agreement, license agreement, and a store renovation agreement, typically last for three years or less.
Below is a summary of the key contractual terms with our MINISO Retail Partners:
Payments for goods.   We set an agreed percentage of in-store sales proceeds payable by MINISO Retail Partners to us, while the MINISO Retail Partners keep the remaining in-store sales proceeds. For most of MINISO Retail Partners, sales proceeds generated from the stores they operate are deposited in an escrow account with a commercial bank, which will automatically fund the relevant portions to our account and the account of MINISO Retail Partners based on pre-agreed percentage between MINISO Retail Partners and us. We check sales proceeds data against bank account information on a daily basis. Please refer to note 2(u)(i) to the historical financial information set out in Appendix IA to the PHIP for more details.
Management of stores.   Under our license agreements, we provide store management and consultation service to our MINISO Retail Partners in return for a store management and consultation services fee and a sales-based royalty, each equal to a low single-digit percentage of in-store sales proceeds, payable by MINISO Retail Partners at the close of every business day. MINISO Retail Partners pay for store operating expenses, including logistics costs from product delivery to their stores.
Term/duration.   The terms of our contracts with MINISO Retail Partners are generally not more than three years and renewable upon negotiation prior to the termination of the agreement.
Termination.   Prior to expiration of contractual term, these agreements can typically be terminated under force majeure events, by mutual agreement or due to bankruptcy or certain breaches of contractual obligations by either party, such as failure to pay fees due, assignment of contractual rights without the other

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party’s permission, MINISO Retail Partner selling counterfeit products or products not procured from us in its store, and MINISO Retail Partner not opening a store within an agreed time frame.
Location and renovation.   MINISO Retail Partners are not able to open stores at a non-designated location. We recommend providers for store renovation and decoration for the MINISO Retail Partners, with the associated costs being borne by them.
Product offering and pricing.   MINISO Retail Partners shall only offer products supplied by us. They are able to set the retail price of the products to be sold in store within five percent of the price recommended by us for the same products with our written consent.
Licensing rights.   MINISO Retail Partners are not able to have sub-contractors or sub-distributors or otherwise assign the rights under the licensing agreements to a third party without our prior written consent. A fixed annual license fee of between RMB0 and RMB100,000 is to be paid by MINISO Retail Partners on a per-store basis. The license fees for our MINISO Retail Partners are determined based on tiers of cities and number of stores the relevant MINISO Retail Partner owns. We typically charge higher license fees in first-tier cities and charge less in second- or lower-tier cities. We may charge certain MINISO Retail Partners who own multiple MINISO stores at a preferential rate. We may waive license fees for MINISO Retail Partners who operate a large number of stores, and we waived such fees for certain MINISO Retail Partners during the COVID-19 pandemic to alleviate the impact of the pandemic. Among the 3,349 stores operated under the MINISO Retail Partner model as of December 31, 2021, we recorded license fees of RMB0-30,000 for 1,779 stores, RMB30,000-50,000 for 1,006 stores, and RMB50,000-100,000 for 564 stores in 2021.
Inventory.   The goods we dispatch to MINISO Retail Partners’ premise for sale are under our inventory ownership until the goods are sold to consumers. In general, we do not have any obligation or practice to accept any return of unsold products, except in rare cases such as a latent defect that is spotted before putting on the shelf or wears and tears of unsold products resulting from transportation, which is in line with industry practice, according to the Frost & Sullivan Report. With respect to MINISO Retail Partners, our product return rates as a percentage of total GMV during the Track Record Period were below 1.0%. MINISO Retail Partners are generally required to place an inventory deposit with us, which generally covers the estimated maximum value of inventories held by the relevant MINISO Retail Partners at their stores at a point of time during the period of time in which they act as our MINISO Retail Partners. Generally, inventory deposits are returned to MINISO Retail Partners upon the termination of their relationship with us. We may deduct from the deposit unsettled amounts payable by the MINISO Retail Partners to us, if any, under the relevant agreements.
We usually choose MINISO Retail Partners with financial strength and strong local ties who can secure optimal locations for new stores, with our other main criteria for selecting MINISO Retail Partners being their management ability and industry experience. Most of our MINISO Retail Partners are individuals and many of our large MINISO Retail Partners are experienced retailers who own and operate retail stores in various sectors, such as apparel, cosmetics, lifestyle products and others. We have demonstrated a proven track record to rapidly build up our store network in tier-one and tier-two cities in China and successfully penetrate into lower-tier cities with our newly opened MINISO stores mainly located in lower-tier cities in China. Following the trajectory of our MINISO store network, we have typically positioned our new TOP TOY stores in core commercial areas in first- and second-tier cities since China at the inception of the TOP TOY brand. We verify the potential MINISO Retail Partners’ financial strength by examining the content and status of their lease agreements for the store locations and monitoring whether they pay all upfront deposits on time.
As of the Latest Practicable Date, to our knowledge, all of our MINISO Retail Partners in China were Independent Third Parties. We are the seller of products in our relationship with MINISO Retail Partners. We believe that our sales to MINISO Retail Partners during the Track Record Period reflected genuine market demand and there was effective management and control over the inventory levels. We recognize revenue from product sales to MINISO Retail Partners when they sell the products to end-customers in their own MINISO or TOP TOY stores. We do not impose a minimum purchase or sale target on our MINISO Retail Partners.

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For more details regarding our revenue recognition policies, please refer to note 2(u)(i) to the historical financial information set out in Appendix IA to the PHIP.
Store Operation Overseas
We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.
In the majority of international markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. When selecting local distributors, we prioritize those with financial strength and sufficient resources to open MINISO stores at optimal locations, while also considering the distributor’s management ability and industry experience. Our distributors are primarily corporates, and the nature of the business operation of our distributors is diverse, such as fashion, mobile communication retail, food retail, consulting and household goods retail. Such distributor model is an industry norm and allows us to effectively expand in international markets leveraging the financial resources and market experience of the local distributors.
We are the seller of products in our relationship with distributors. We believe that our sales to distributors during the Track Record Period reflected genuine market demand and there was effective management and control over the inventory levels held by our distributors. In order to mitigate channel stuffing risks, we have adopted stringent control measures, including but not limited to: (i) collecting inventory and sales data from each overseas markets and making quarterly analysis; and (ii) conducting site visits to and inventory examinations of overseas stores. We conduct such data collection, visits and examinations regularly to monitor the sales, inventory levels, and quality control of our distributors. Through these activities, we monitor our distributors’ compliance with the terms and conditions of the relevant agreements and any potential risks in relation to channel stuffing. If we discover non-compliant issues or risks, we conduct further investigation, notify the relevant distributors, work with the distributors to take rectification or mitigation measures, or terminate the distributor relationship. In addition, we generally require our distributors to make advance payments in full for our products. We typically do not accept any return of unsold products, except in rare cases such as a latent defect subject to a product recall, which is in line with industry practice, according to the Frost & Sullivan Report. We also do not impose a minimum purchase or sale target on our distributors. We did not experience abnormal increases in revenues generated through distributors or significant product returns in the Track Record Period. With respect to distributors, our product return rates as a percentage of total GMV during the Track Record Period were close to zero. During the Track Record Period, we maintained generally stable and healthy relationships with our distributors. We recognize revenue from product sales to distributors when the products are shipped from or delivered to the locations specified in our sales agreements with the distributors, at which point the distributors take ownership of the products and assume the risk of loss. For more details regarding our revenue recognition policies, please refer to note 2(u)(i) to the historical financial information set out in Appendix IA to the PHIP.
Under the distributor model, we typically enter into a license agreement and a sales agreement with each of our local distributors. Below is a summary of the key contractual terms with our distributors:
Product offering and pricing.   We grant our local distributors an exclusive right to establish MINISO stores in certain licensed territories. Our local distributors also have pricing right over the inventory sold in store, although we normally have contractual terms that allow us to recommend product pricing. Without our written consent, our local distributors are not allowed to sell in the licensed MINISO stores any products that are not our MINISO branded products. Our local distributors can only sell our products through licensed MINISO stores within licensed territories, any breach of such license will entitle us to terminate the sale agreement with such local distributor and claim damages.

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Intellectual property rights.   In order to maintain a consistent brand image and a minimum level of monitoring of the operations of MINISO stores operated by our local distributors, we license our local distributors to use our intellectual property rights such as brand name and trademarks in the licensed territories in a manner pursuant to the license agreements such as no further sublicense of our intellectual properties and using such intellectual properties without prejudicing our rights to such intellectual properties. Any breach of such intellectual property license provisions may be deemed to be a material breach.
License fee.   We typically charge a fixed amount of license fee between RMB0 and RMB6,000,000 for such license. The license fees for our distributors are determined based on various factors, including but not limited to location of the store, local economic conditions and number of stores the relevant distributor owns. The license fees for our distributors are normally a one-off payment. We may grant preferential license fees to distributors who operate multiple stores. We may waive license fees for distributors who operate a large number of stores and/or with whom we have had a long-term relationship.
Obligations of distributors.   We require our local distributors to deposit with us a compliance deposit to ensure that our local distributors perform their obligations under the license agreements. The license agreements also set forth certain targets for number of new stores. Failing to meet such targets by our local distributors may be construed as a material breach under the license agreements.
Operational standards and store management.   The license agreements set out a set of operational standards for our local distributors to follow and we have the right to supervise the operation of MINISO stores by our local distributors. Though we do not have the same level of operational involvement with the local distributors as we do with MINISO Retail Partners, we provide assistance to them in many ways to ensure consistent store quality, management style and image, which include provision of staff training and other guidance in terms of store operation.
Term.   Our license agreements and sales agreements usually have a term of two to ten years. In the event of material breaches by our local distributors, we will be entitled to (i) confiscate the compliance deposit and seek additional damages if the compliance deposit cannot fully cover the losses we incurred, and (ii) unilaterally terminate the license agreements.
Sub-licensing.   Our distributors typically do not have the right to sub-contract or sub-license their rights under the license agreement without our express written consent. Once we consent, our distributors are generally entitled to choose their sub-contractors or sub-distributors and negotiate the transaction terms directly with them. We typically do not have any contractual relationship with any sub-contractors or sub-distributors and do not control or deal with them directly, as our distributors enter into contractual relationship with and manage their sub-contractors or sub-distributors directly.
Inventory.   Generally inventory ownership is transferred to distributors when inventory is shipped from or delivered to the locations specified in sales agreements. In general, we do not have any obligation or practice to accept any return of unsold products, except in rare cases such as a latent defect subject to a product recall.

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Other Key Operating Data
The following tables set forth certain of our key operating data other than store numbers for the periods indicated:
	Fiscal year ended June 30,			Six months ended December 31,
	2019	2020	2021	2020	2021
	(RMB in millions)
MINISO stores in China(1)
Total GMV	10,110	8,818	10,406	5,142	5,616
Annualized average revenue per MINISO store	2.8	2.4	2.5	2.5	2.5
Number of transactions (in millions)	290.4	254.6	305.7	151.0	154.2
Sales volume of SKUs (in millions)	806.0	761.0	904.0	442.0	474.1
Average spending per transaction (RMB)	34.8	34.6	34.0	34.1	36.4
Average selling price (RMB)	12.5	11.6	11.5	11.6	11.8
MINISO stores in overseas markets(1)
Total GMV(2)	6,819	6,547	4,860	2,608	3,228
Asian countries excluding China(2)	3,734	3,245	2,221	1,213	1,305
Americas(2)	2,191	2,426	1,813	962	1,368
Europe	182	246	276	153	254
Others	712	629	550	281	300
Annualized average revenue per MINISO store(2)	2.7	1.9	1.0	0.9	1.5
Asian countries excluding China(2)	2.4	1.6	1.0	0.9	1.1
Americas(2)	4.2	2.9	1.2	1.1	2.3
Europe	3.3	2.4	1.2	1.4	1.8
Others	0.9	0.7	0.6	0.6	0.5

Notes:
(1)
Annualized average revenue per MINISO store is annualized revenue calculated by dividing (a) revenue of MINISO brand (excluding Africa and Germany before 2021) by (b) the average of number of stores at the beginning and the end of the relevant period. The data of total GMV, number of transactions, sales volume of SKUs, average spending per transaction and average selling price includes data from offline channels only.

(2)
Total GMV of MINISO stores in overseas markets decreased from RMB6,547 million in the fiscal year ended June 30, 2020 to RMB4,860 million in the fiscal year ended June 30, 2021, mainly due to the negative impact of the COVID-19 pandemic to our overseas stores, especially in Asian countries excluding China and Americas, which were our largest and second largest overseas markets in terms of store count and GMV, respectively. A similar trend was seen in annualized average revenue per MINISO store, which was similarly primarily a result of the negative impact of COVID-19.

Our TOP TOY stores started operating in December 2020 in China. For the fiscal year ended June 30, 2021, and for the six months ended December 31, 2020 and December 31, 2021, (i) total GMV of TOP TOY stores was RMB86.3 million, RMB2.7 million and RMB253.6 million, respectively, (ii) annualized average revenue per TOP TOY store was RMB6.0 million, RMB2.1 million and RMB7.9 million, respectively, (iii) number of transactions of TOP TOY stores was 0.6 million, 12.5 thousand and 2.0 million, respectively, (iv) sales volume of SKUs of TOP TOY stores was RMB1.2 million, RMB31.3 thousand and RMB3.6 million,

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respectively, (v) average spending per transaction in TOP TOY stores was RMB136.3, RMB219.4 and RMB129.0, respectively, and (vi) average selling price in TOP TOY stores was RMB70.5, RMB87.8 and RMB69.8, respectively. Annualized average revenue per TOP TOY store is annualized revenue calculated by dividing (a) revenue of TOP TOY brand by (b) the average of number of stores at the beginning and the end of the relevant period. The data of total GMV, number of transactions, sales volume of SKUs, average spending per transaction and average selling price includes data from offline channels only.
The following table sets forth the GMV through online channels of MINISO stores in China for the periods indicated:
	Fiscal year ended June 30,			Six months ended December 31,
	2019	2020	2021	2020	2021
	(RMB in millions)
MINISO stores in China
Total GMV through online channels(1)	141	339	739	326	412

Note:
(1)
Excludes GMV through O2O platforms which is accounted for in GMV through offline channels.

The following table sets forth the average number of stores operated of MINISO Retail Partners and distributors as of the dates presented:
	As of June 30,			As of December 31,
	2019	2020	2021	2020	2021
MINISO Retail Partners
Average number of stores operated(1)	3.2	3.4	3.6	3.6	3.7
Distributors
Average number of stores operated(2)	11.4	9.8	9.1	9.3	8.7

Notes:
(1)
Average number of stores operated by MINISO Retail Partners is calculated by dividing the average of number of stores operated under the MINISO Retail Partner model at the beginning and the end of the relevant period by the average of number of MINISO Retail Partners at the beginning and the end of the relevant period.

(2)
Average number of stores operated by distributors is calculated by dividing the average of number of stores operated under the distributor model at the beginning and the end of the relevant period by the average of number of distributors at the beginning and the end of the relevant period.

SALES AND MARKETING
Sales Channels
We sell the majority of our products through our extensive offline store network, but we have also started to develop online sales channels, which have become increasingly important. Our sales channels mainly comprise the following:
MINISO stores.   As of December 31, 2021, there were over 5,000 MINISO stores across the globe, with over 3,100 MINISO stores in China and about 1,900 MINISO stores overseas.

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TOP TOY stores and shops.   As of December 31, 2021, there were 89 TOP TOY stores, all of which were located in China. In addition to the TOP TOY stores, we also had a small number of roboshops to sell our TOP TOY products as of December 31, 2021.
Online channels.   We supplement our offline store network by accepting online orders via our Weixin mini-programs, online distributors and our online stores on major third-party e-commerce and O2O platforms. Consumers may order products to be delivered from either local MINISO and TOP TOY stores or from our warehouses using either type of these online sales channels.
Marketing and Consumer Engagement
Membership program.   We launched our MINISO membership program in China in August 2018. As of June 30, 2019, 2020, and 2021, the number of MINISO members with at least one purchase over the past 12 months was approximately 5 million, 19 million and 27 million, respectively, and as of December 31, 2021, the number of MINISO members with at least one purchase over the past six months was approximately 28 million. Our MINISO membership is structured in two tiers — premium membership and free membership, with the former requiring a membership fee but also enjoying more membership benefits than the latter. For example, premium members are entitled to special prices for select products and additional discounts on top of promotions both in store and on our Weixin mini-programs. The premium membership program was launched in China in April 2021. As of December 31, 2021, we had accumulated approximately 305 thousand premium members. In the six months ended December 31, 2021, we generated GMV of approximately RMB110 million from our premium members in China. As of June 30, 2021, the number of TOP TOY members with at least one purchase over the past 12 months was approximately 387 thousand, and as of December 31, 2021, the number of TOP TOY members with at least one purchase over the past six months was approximately 979 thousand. The successful implementation of the membership program has driven customer spending. Our membership program also provides valuable consumer data that allow us to personalize our digital marketing efforts and has been key to our multi-channel customer engagement strategy.
OUR SUPPLY CHAIN
Our supply chain capabilities allow us to offer an evolving assortment of quality products at exceptional value.
Our Suppliers
As of December 31, 2021, we sourced from over 1,000 suppliers, who are mostly qualified manufacturers in China, with some having extensive experience in supplying to other global brands. Procurement costs of our five largest suppliers for the fiscal years ended June 30, 2019, 2020, and 2021 and the six months ended December 31, 2021 accounted for 11.2%, 9.9%, 9.7%, and 8.4%, respectively, of our total purchases during the same periods. Procurement costs of our largest supplier for the fiscal years ended June 30, 2019, 2020, and 2021 and the six months ended December 31, 2021 accounted for 2.9%, 3.2%, 2.1% and 1.9%, respectively, of our total purchases during the same periods.
The principal business of our five largest suppliers during the Track Record Period was manufacturing of (i) fragrance, cosmetics, and skin-care products, (ii) household and cleaning products, (iii) gifts, toys, and art crafts, (iv) textile, clothes, shoes, and bags, and (v) accessories and stationary products, respectively. We believe we have sufficient alternative suppliers for our business that can provide us with substitutes of comparable quality and prices. During the Track Record Period, we did not experience any disruption to our business as a result of any significant shortage or delay in supply.
During the Track Record Period and up to the Latest Practicable Date, other than Shanghai Kerong Networks Limited, in which our Director, Mr. Ye, had a 20% equity interest, none of our Directors, their associates or any of our shareholders (who owned or to the knowledge of our Directors had owned more than five percent of our issued share capital) had any interest in any of our five largest suppliers.

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We carefully nurture our relationship with suppliers and empower them to grow with us and adapt to our changing business needs. We select our suppliers mainly based on their production quality, capacity and reputation and position within their respective industry.
We involve our suppliers throughout our supply chain process, from product design to product shipment. In the product design stage, our product managers will solicit our suppliers’ input and feedback on preliminary product designs. After a product is launched to market, our suppliers, being digitally integrated into our supply chain management system, will manufacture products based on orders automatically generated by the system based on real-time inventory level and sales data and confirmed by us. When the products are produced, our suppliers in China will generally also manage product shipment from their sites to our warehouses, subject to our instructions as to delivery location and timeliness. This thorough supplier involvement throughout the supply chain process via digital integration, coupled with the close working relationships with qualified suppliers fostered by our large procurement volumes and punctual payments to them, are the key reasons why we can operate an efficient supply chain, maintain a vast portfolio of core SKUs, frequently launch a sizeable number of new SKUs, and maintain competitive cost advantages; we do not rely on agreements with suppliers to achieve these goals.
We operate a centralized procurement system when sourcing from our suppliers. We digitally integrate our suppliers and streamline the supply chain process through our SCM (supply chain management) system. To illustrate, assume we are in the process of developing a new series of products and anticipates that our sales volume for the next three months after the launch will reach a certain level based on the sales plan. We will share such plan with our suppliers for this series of products over the SCM system and grant them access to the real-time sales data on the SCM system. The suppliers will then order raw materials and plan for manufacturing and logistics accordingly based on the three-month plan. If, one month after the launch, the suppliers see on the SCM system that the actual sales at our stores exceeded the original estimate, they will promptly adjust their manufacturing timetable and accelerate manufacturing and delivery to meet the higher-than-expected demand. If, on the other hand, the suppliers see that the demand has been lower than expected, as reflected in the real-time sales data on the SCM system, they can also adjust their plans to avoid oversupply and manage inventory risks. On the SCM system, warehouse information such as operation hours and capacity is available, and suppliers are able to reserve warehouse time slots and third-party logistics services as needed.
We have been strengthening our cooperation with existing qualified suppliers and attracting new capable suppliers. We further optimize our supply chain by regularly providing improvement advice to our suppliers on various production-related areas, including product quality, production efficiency, and cost control, so that supply chain optimization becomes an ongoing process. We have also sent experts to important suppliers to help them optimize production efficiency and cost control on site, among other production related areas.
Our framework agreements with our suppliers are legally binding and typically contain the following salient terms:
Product delivery.   Our framework agreements with suppliers usually include terms to ensure that our suppliers will adhere to our delivery instructions, such as those stipulating our suppliers’ obligations to pay liquidated damages for their failure to deliver goods on time.
Quality control.   Our framework agreements with suppliers usually include terms that require supplier to obey our quality control standards, such as those stipulating our suppliers’ obligations to compensate us for losses arising from defects in product quality.
Breach of contract.   Our framework agreements with suppliers usually include terms of liability for breach of contract, such as that suppliers shall repair, replace, or recall the relevant products according to our requirements and bear the costs incurred thereby for providing products with quality problems.
Intellectual property rights.   Our framework agreements with suppliers usually include terms to ensure that our suppliers provide products that are free from IP defects including potential infringement of the legitimate rights and interests of any third party. Suppliers’ failure to meet such requirements will entitle us to terminate the agreement with such supplier in certain circumstances and claim damages.

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Confidentiality.   Our suppliers shall take adequate measures to keep all sensitive information from us strictly confidential. Suppliers and other relevant responsible parties shall be jointly and severally liable for our losses due to unauthorized disclosure of our business secrets and intellectual property information.
Term/duration.   Our framework agreements with suppliers are usually of a term of two years.
Our Directors have confirmed that during the Track Record Period and up to the Latest Practicable Date, none of our suppliers had materially breached our agreement terms, and we did not have any material dispute with our suppliers.
During the Track Record Period and up to the Latest Practicable Date, we did not experience any material shortages, price fluctuations or delay in supply of raw materials, water and electricity.
Production
We outsourced the production of our products to third party manufacturers during the Track Record Period. Leveraging China’s strong supply chain capabilities in the lifestyle product sector, we sourced our products from over 1,000 suppliers as of December 31, 2021. We outsource our products production primarily through the original equipment manufacturer (“OEM”) or original design manufacturer (“ODM”) model, primarily because (i) these suppliers are mostly qualified manufacturers in China, with some having extensive supplying experience in the lifestyle products sector, and thus the OEM/ODM model allows us to optimize the manufacturing capacities and design resources of the suppliers to help our business development, (ii) the OEM/ODM model allows us to meet our demand for rapid product development so that we are able to have more flexibilities to maintain a diverse and frequently refreshed product portfolio, and (iii) the outsourcing arrangements allow us to control and manage product costs and better manage and minimize investment risks. We leverage our design capabilities and participate in product design with both OEMs and ODMs but are generally more deeply involved in the design process with OEMs. As such, we typically use ODMs to directly manage and take charge of the development and design of more standard products as these products require less design efforts from our own product managers and designers; and we typically use OEMs more often for products that require or allow new design ideas and concepts as our product managers and designers can work with OEMs to refine product design and prototype leveraging the manufacturing expertise of OEMs and their inputs on production feasibility. In some cases, we purchase certain products directly from suppliers without participating in the product design process, but the sales contribution of such products in China was merely 0.01%, 0.74%, 1.39% and 1.22% in the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, respectively.
We select our suppliers based on various factors, but we generally prioritize industry leaders such as those with a long history of operation, a good reputation or publicly listed companies. Other factors considered include, production quality, capacity, price, compliance with applicable laws and regulations, history of cooperation and intention to grow with us and adapt to our changing business needs. For details of the key terms of the agreements with our manufacturers, see “Our Suppliers.”
We have been strengthening our cooperation with existing qualified suppliers and attracting new capable suppliers by regularly providing improvement advice to our suppliers on various production-related matters, including product quality, production efficiency and cost control, so as to constantly optimize our supply chain. We generally manage our relationship with suppliers including third-party manufacturers in the following aspects:
(i)
Supplier selection.   We deploy a series of quality control procedures since the onboarding of our suppliers. Suppliers are required to go through detailed and comprehensive qualification and ability verification. In addition, we have a third-party factory inspection mechanism to conduct quality check and ESG assessment. We have also in place a series of stringent standards such as product quality standards, testing manuals, and supplier quality behaviour agreements to conduct quality inspection on our products.

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(ii)
Quality control.   We have in place digitalized quality control systems including a supplier quality control system and a “big-data quality risk control system. See “Our Technology” for details.

(iii)
SCM system and lead-time management.   We digitally integrate our suppliers and streamline the supply chain process through our SCM system. See “Our Suppliers” for details.

(iv)
Product liability.   Our framework agreements with our suppliers are legally binding and have terms that ensure our suppliers will adhere to our delivery instructions and quality control standards, such as those stipulating our suppliers’ obligations to pay liquidated damages for their failure to deliver goods on time and to compensate us for losses arising from defects in product quality.

We have adopted measures to prevent the risk of over-reliance on certain product suppliers. Given our diverse product portfolio and frequently refreshed SKUs, currently no supplier has an outsized impact on our business operations. We believe we have sufficient alternative suppliers for our business that represent alternatives of comparable quality and prices. During the Track Record Period, we did not experience any disruption to our business as a result of any significant shortage or delay in supply.
OUR TECHNOLOGY
In the fiscal year ended June 30, 2021 and the six months ended December 31, 2021, our research and development expenses accounted for 0.2% and 0.3% of our total revenues and 0.9% and 1.2% of our total operating expenses, respectively.
DATA PRIVACY AND SECURITY
Data protection policies.   We have a company-wide data protection policy that sets data protection and security standards internally and regulates the collection, handling, storage and transferring of data pertaining to suppliers, consumers, business partners and employees. After (a) reviewing the internal control report issued by the Company’s internal control consultant, in which no material deficiency related to data protection procedures has been identified by the internal control consultant during the process of preparing for the Listing; (b) reviewing the PRC legal opinion and the data and cybersecurity due diligence report and discussing with the PRC Legal Adviser on issues set out in the PRC legal opinion and the data and cybersecurity due diligence report and noted that, no material issue related to personal data collection has been identified by the PRC Legal Adviser; and (c) discussing with the management of the Company on, among others, the internal control measures on personal data collection, nothing has come to the attention of the Joint Sponsors that would cause the Joint Sponsors to cast doubt on the effectiveness of the Group’s internal control measures regarding personal data collection.
INTELLECTUAL PROPERTY
During the Track Record Period and up to the Latest Practicable Date, we had not experienced any material intellectual property infringement claims or product liability claims.
EMPLOYEES
We had a total of 4,205 full-time employees as of December 31, 2021. As of December 31, 2021, 2,413 of our full-time employees are located in China and 1,792 full-time employees are located in certain overseas

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countries. The following table sets forth the numbers of our full-time employees in China and overseas categorized by function as of December 31, 2021.
Function	Number of Employees in China	Number of Employees in Overseas Countries
Product Development and Supply Chain Management	705	35
General and Administrative	570	76
Operations	515	1,561
Sales and Marketing	247	16
Technology	301	6
Business Development	54	11
Logistics	21	87
Total	2,413	1,792
Our success depends on our ability to attract, motivate, train and retain qualified personnel. We adopt high standards in recruitment with strict procedures to ensure the quality of new hires. We use various methods for our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through headhunter firms or agents, to satisfy our demand for different types of talents. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and creativity. We provide training programs for our employees in order to enhance their professional and technical skills and understanding of our industry. We design and offer different training programs for employees at different positions and departments based on their differing needs. As a result, we have generally been able to attract and retain qualified personnel. We believe that we maintain a good working relationship with our employees, and we have not experienced any work stoppages due to labor disputes in the past. None of our employees are represented by labor unions.
Under applicable laws, we participate in various government statutory employee benefit plans, including social insurance funds, namely, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, and pension benefits, as well as a housing provident fund. We are required under applicable laws to contribute to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development. During the Track Record Period, certain of our PRC subsidiaries made insufficient contributions to social security insurance and housing provident fund. The unpaid social security insurance contribution amounted to RMB4.7 million, RMB2.5 million, RMB6.8 million and RMB8.9 million in the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, respectively. The unpaid housing provident fund amounted to RMB0.8 million, RMB1.6 million, RMB3.1 million and RMB2.8 million in the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, respectively. If we were ordered to make such payment, we would do so within the prescribed period. As of the Latest Practicable Date, no material administrative action, fine or penalty had been taken or imposed by the relevant regulatory authorities against us with respect to our social security insurance contributions or housing provident fund, nor had we received any order or been informed to settle the under-contributions. Moreover, as of the Latest Practicable Date, we were not aware of any complaint filed by any of our employees regarding our social security insurance and housing provident fund policy. For social security insurance, pursuant to the Urgent Notice on Enforcing the Requirement of the General Meeting of the State Council and Stabilizing the Levy of Social Security Insurance Payment (《關於貫徹落實國務院常務會議精神切實做好穩定社保費徵收工作的緊急通知》) promulgated on September 21, 2018, administrative enforcement authorities are prohibited from organizing and conducting centralized collection of enterprises’ historical social security insurance arrears.

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As advised by our PRC Legal Adviser, based on the relevant regulatory policies, our confirmation of the factual background and other basis as stated above, and the compliance confirmations from relevant authorities, the likelihood that we would be subject to material administrative penalties due to our failure to provide full social security insurance and housing provident fund contributions for our employees is remote. During the Track Record Period and up to the Latest Practicable Date, we did not receive any notice or penalty from the relevant authorities or any claims or complaints from employees.
We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with all of our employees and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment period. During the Track Record Period and up to the Latest Practicable Date, we did not experience any material strikes, protests or other labor conflict or dispute.
HEALTH, WORK SAFETY, SOCIAL AND ENVIRONMENTAL MATTERS
During the Track Record Period and up to the Latest Practicable Date, we have complied with relevant health, work safety, social or environmental laws and regulations in all material respects, and did not have any accident, or claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations. During the Track Record Period and up to the Latest Practicable Date, we did not experience any major safety incident that occurred in the course of our business operations.
Impact of ESG risks
We have identified the following ESG risks which we consider material and may have an impact on our business, strategy or financial performance:
(i)
Product safety and quality.   Our product safety guidelines and policies, standards and procedures, inspections and checks, and training on proper product safety practices, among others, may not be adequate. As a result, we may be subject to risks of receiving consumer complaints or governmental penalties and our reputation may be adversely impacted.

(ii)
Supply chain management.   Responsible sourcing and sound supply chain management are essential for us to ensure reliable product quality and sustainability along our supply chain. If we are unable to select quality third-party suppliers or monitor, audit and manage different parties in the supply chain, we may be subject to risks of suppliers’ non-compliance with applicable laws and regulations and unethical practices, which could diminish our competitiveness and harm our reputation.

(iii)
Climate change adaption.   Floods, typhoons, storms, and other extreme weather conditions and natural disasters may cause price volatility of raw materials, fluctuation in supply and physical damage to stores under our brands, our office facilities and our suppliers’ facilities, pose safety risks to our staff and lead to delayed product delivery by our suppliers, among other consequences. Besides, against the backdrop of the PRC’s carbon peak and neutrality goals, we may incur additional costs to purchase new energy, replace undegradable packaging, promote sustainable sourcing and engage in low-carbon product innovations.

(iv)
Environmental compliance.   We are subject to relevant environmental laws, regulations and standards in jurisdictions where we have operations. Regulators may impose more stringent environmental requirements and standards on us. For example, we may have to switch to cleaner energy and more energy efficient operating equipment, and further reduce use of environmentally unfriendly raw materials and packaging materials and emissions of wastewater and other pollutants, which may increase our operating costs.

Identification, assessment, management and mitigation of ESG risks
We actively identify and evaluate ESG risks, and formulate and assess strategic plans and mitigating measures. We have adopted the following measures to identify, assess, manage and mitigate ESG risks.

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Product safety and quality
We comply with relevant laws and regulations regarding products safety in all material respects and are prudent in every aspect from quality of raw materials to production, packaging, delivery, storage and distribution of products. For details of PRC laws and regulations in this respect, please see “Regulations — PRC — Regulations Relating to Our Industry and Products — Regulations Relating to Product Quality and Consumer Protection.” Set forth below are the various measures that we undertake to manage and mitigate risks relating to food safety and quality:
(i)
requiring our manufacturers to strictly follow any applicable laws, regulations and industry standards related to raw material quality, manufacturing process, contamination, and other factors that may affect product safety and quality;

(ii)
requiring our store managers, MINISO Retail Partners and distributors to regularly examine in-store product safety and quality;

(iii)
having third-party evaluators conduct external review of product safety and quality;

(iv)
deploying our quality assurance team to carry out internal checks based on stringent auditing standards;

(v)
sampling and testing raw materials and finished products, monitoring production conditions, and filtering and recalling nonconforming raw materials and finished products;

(vi)
monitoring the compliance by our store employees, MINISO Retail Partners and distributors of product safety standards and process;

(vii)
making product safety and quality one of the key performance metrics in the performance evaluation for store managers and imposing penalties on store managers or regional managers for failure to observe our product safety and quality policies; and

(viii)
requiring our staff to participate in mandatory trainings and tests relating to product safety, with the focus on relevant regulations and standards, our internal policies, prevention of safety issues, sanitation and other topics.

Supply chain management
We have established a supplier approval process, through which suppliers must provide relevant qualifications or certifications, such as their business licenses or production and operation licenses, and demonstrate legal compliance with environmental and social policies prior to approval. We classify our suppliers by level from “one-star” suppliers to “five-star” suppliers based on quarterly and annual evaluations of a wide range of criteria, such as product quality, timely delivery, cost, research and development level and quality of services. One-star suppliers are considered unqualified and may be terminated.
Through contract terms such as those stipulating that our suppliers’ obligations to compensate us for losses arising from defects in product quality, we ensure that the manufacturers we collaborate with obey our quality control standards. See “— Our Suppliers.”
Climate change adaptation
We are committed to conserving energy and reducing our carbon footprint. We primarily consume electricity in our operational activities. These are the main sources of our greenhouse gas emissions. To reduce our greenhouse gas emissions and conserve energy, we have adopted measures such as (i) continuously looking for effective ways to reduce energy use and thus our carbon footprint; and (ii) promoting various energy-saving initiatives among our employees, such as paper-free work and limiting the use of single-use products. We use kWh per million revenue as a metric to monitor the effectiveness of our energy conservation efforts. Thanks to such efforts, we have witnessed a decreasing trend in kWh per million revenue during the Track

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Record Period. In the fiscal years ended June 30, 2019, 2020 and 2021 and the six months ended December 31, 2021, we recorded 324.7 kWh, 293.3 kWh, 281.5 kWh and 256.3 kWh, respectively, per million revenue. We have set a target of further reducing electricity power usage per million revenue to 240.0 kWh and currently expect to achieve such target in the next three years.
Besides, we have established a crisis management team and formulated internal crisis management policies to minimize our risk exposure in the event of rainstorms, floods, earthquakes or other extreme weather conditions or natural disasters.
Environmental compliance
During our daily operations, we generate waste packaging and other materials such as plastic, cardboard and paper. We also discharge wastewater from stores and offices. We maintain compliance with laws and regulations governing environmental protection. Furthermore, we have been proactive in addressing environmental issues. The following sets forth the various measures we take to ensure compliance with environmental laws and regulations and minimize the impact of our operations on the environment and natural resources:
(i)
limiting the use of plastic, cardboard, paper and other materials for product packaging and storage to avoid environmental pollution and conserve forests;

(ii)
popularizing the use of degradable and recyclable packaging and carryout bags for use by consumers;

(iii)
developing and incorporating eco-friendly elements, such as use of recycled materials, in the products we sell;

(iv)
adopting a stringent recycling policy to ensure proper recycling of materials used and discharged from store operations;

(v)
discharging sewage into urban sewage systems with the aim to cause little pollution to the environment; and

(vi)
employee education on environmental protection.

We use quantifiable metrics to monitor the progress made. For example, we monitor the percentage of plastic bag use in stores (number of plastic bags used divided by the total number of plastic and paper bags used) under our brands to measure the effectiveness of our efforts to limit the use of plastic bags, which are generally less environmentally friendly than paper bags. In the fiscal years ended June 30, 2020 and 2021, that percentage was 98% and 87%, respectively, while the percentage of paper bag use increased from 2% to 13%. We intend to continue such efforts and maintain a lower-than-90% percentage of plastic bag use in the near future.
In particular, we are increasingly aware of the environmental impact made by the large number and variety of the products that we design, engage manufacturers to produce, and sell. We have been striving to develop eco-friendly products as part of our contribution to the global efforts in environmental protection. For example, we are planning to launch in the near future a series of product, including small plush toys, lifestyle products, stationary, cosmetics, bags and others, that use 100% recycled materials or natural and plastic-materials and/or are manufactured by suppliers that are certified by the Forest Stewardship Council (FSC). We have also developed a “MINISO ECO” logo specifically for products that are plastic-free, easily recyclable, renewable, repeat-use, BPA (Bisphenol A)-free and/or lead-free. This LOGO has been used on a number of products and is expected to be more broadly adopted as we expand our eco-friendly product offerings.
RISK MANAGEMENT AND INTERNAL CONTROL
Financial Reporting Risk Management
We have in place a set of accounting policies in connection with our financial reporting risk management, such as financial reporting management policies, budget management policies, treasury management policies,

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financial statements preparation policies and finance department and staff management policies. We have various procedures and information technology systems in place to implement our accounting policies, and our finance department reviews our management accounts based on such procedures. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them in our daily operations.
Prior to our initial public offering in the United States in October 2020, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing our consolidated financial statements for the fiscal years ended June 30, 2019 and 2020 included in our registration statement on Form F-1 filed in connection with our initial public offering in the United States, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was related to our lack of sufficient financial reporting and accounting personnel with an appropriate level of knowledge, experience and training in the application of IFRS and SEC reporting requirements to formalize, implement and operate key controls over financial reporting process in order to prepare, review and report financial information, and to properly address complex accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC.
To remedy the identified material weakness and the other control deficiencies, we adopted measures to improve our internal control over financial reporting, including without limitation, (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in IFRS accounting and SEC reporting, (ii) organizing regular trainings for our accounting staffs, especially trainings related to IFRS and SEC reporting requirements, and (iii) formulating IFRS accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest IFRS accounting standards. As of June 30, 2021, we determined that the above-mentioned material weakness had been remediated. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to remediate our material weakness in our internal control over financial reporting, develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”
During the process of preparing for the Listing, we engaged an internal control consultant to perform a review over selected areas of the internal control of our Company and our major operating subsidiaries and a follow-up review from January to March 2022, pursuant to the relevant technical bulletin AATB1 issued by the Hong Kong Institute of Certificate Public Accountants. The scope of the internal control review performed by the internal control consultant was agreed in advance between our Company, the Joint Sponsors and the internal control consultant. The selected areas of review include entity-level controls and business process level controls covering financial reporting, treasury, sales and receivables, purchase and payables, distributors management, store management, human resource, inventory, fixed assets, tax, insurance and IT general control. As of the Latest Practicable Date, no material issues in relation to the Company’s sufficiency of financial reporting and accounting personnel with an appropriate level of knowledge, experience and training had been identified by the internal control consultant after those agreed procedures were performed.
In relation to the material weakness in relation to sufficiency of financial reporting and accounting personnel with an appropriate level of knowledge, experience and training that was identified during our initial public offering in the United States, we have taken rectification actions accordingly. The internal control consultant performed a review afterwards and no material issues had come to their attention after performed certain agreed procedures in relation to the sufficiency of financial reporting and accounting personnel with an appropriate level of knowledge, experience and training. No further recommendation has been provided by the internal control consultant.
Our Directors are of the view that our internal control is adequate because (i) we have sufficient financial reporting staff with corresponding experience and qualifications; (ii) we regularly hold financial reporting

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trainings such as IFRS and SoX internal control training; (iii) we formulated accounting guidelines and procedures in accordance with IFRS and will timely review and update the guidelines and procedures to reflect the latest changes in IFRS; (iv) we have separation of duties between financial accounting personnel and reporting supervisors; and (v) we have a complete reporting and monitoring mechanisms for major transactions and events or financial accounting matters.
After (a) reviewing the enhanced internal control procedure manuals of the Group, and the internal control report issued by the Company’s internal control consultant; and (b) discussions with the management of the Company and the internal control consultant on, among others, the enhanced internal control procedures with respect to financial reporting process of the Company, it is noted that no material issues related to financial reporting process regarding the Company’s lack of sufficient financial reporting and accounting personnel with an appropriate level of knowledge, experience and training in the application of IFRS and SEC reporting requirements had been identified by the internal control consultant, and nothing has come to the attention of the Joint Sponsors that the Group’s internal control measures are not adequate or effective.
Internal Control Risk Management
We have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our legal, finance and other departments work closely together to: (a) perform risk assessments and give advice on risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our company.
In accordance with our internal procedures, our in-house legal and finance departments review due diligence materials and contracts of suppliers and customers, and works with relevant business units to obtain and maintain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines.
To manage the accuracy of publication materials, such as those related to identity of independent designers, we apply strict standards to our publicity, whether on our website, social media, or product packages. For example, all the designers appearing on those media have entered into formal agreements with us, and we have a dedicated review team in regular communication with our business personnel to ensure that accurate and up-to-date information is released for publicity purposes. We have also adopted stringent internal measures in the management of our designers and to prevent IP infringement in our product design. For example, before the launch of a new product, we evaluate the IP-related risks of the product, conduct a potential patent infringement search for a high-risk product, and modify the design or cancel the launch of a high-risk product. We provide regular trainings on patent protection for our product managers and in-house designers, and through indemnification and other contractual arrangements with external designers, we seek to minimize our exposure to potential product design IP disputes. After (a) reviewing the internal control report issued by the Company’s internal control consultant, in which no material deficiency related to IP management procedures has been identified by the internal control consultant during the process of preparing for the Listing; (b) discussing with the management of the Company and the internal control consultant on, among others, the internal control measures with respect to IP management of the Company (c) discussing with the PRC Legal Adviser on Company’s compliance with relevant IP laws and regulations during the Track Record Period, and (d) reviewing other related documents including, among others, (i) the Group’s internal control policy regarding IP management, (ii) internal procedures and response plan for potential IP infringement regrading products, and (iii) internal training materials regarding IP management, nothing has come to the attention of the Joint Sponsors that would cause the Joint Sponsors to cast doubt on the effectiveness of the Group’s internal control measures regarding IP management.
We continually review the implementation of our risk management policies and measures to ensure our policies and implementation are effective and sufficient.

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U.S.-China Trade Tensions
Our operations are subject to risks arising from international geopolitical and trade tensions. Our Directors are of the view that the recent developments in China’s relationships with other countries, particularly the U.S., would not, in any material way, affect our ability to carry out business with customers and collaboration with business partners in the U.S. and other countries, as well as our operations and financial performance in the near future, for the following reasons: (i) Although we consider the U.S. to be one of the strategic markets, our current business in the U.S. remains early-stage. As of December 31, 2021, the number of our U.S. stores constituted approximately 1% of our total number of stores, and our revenue from the U.S. was also insignificant throughout the Track Record Period; and (ii) According to the Frost & Sullivan Report, in general, lifestyle products have been and are expected to be relatively less affected by the tariff increases that have been seen in the context of the U.S.-China trade tensions, and therefore, as a lifestyle product retailer, we expect the impact on our business from increased tariffs to be limited.
We are taking contingency measures to further mitigate the risks associated with international geopolitical and trade tensions. For example, we have adopted strict policies related to cross-border data transmission, keeping domestic and international data separately stored and managed, to ensure data security and compliance. In addition, we are improving our local sourcing capabilities in the U.S. and other international markets not only to lower procurement costs but also to mitigate risks from cross-border trade tensions. For example, in the U.S., we have adopted the following measures to improve our local sourcing capabilities: (i) sending product teams to the U.S. to assist with development of localized products, and at the same time, hiring more people with expertise and deep understanding of the local supply chain to expand our local supplier network in the U.S.; and (ii) expanding our store network in the U.S., which allows us to leverage the increasing procurement volume as a result of our scale in our engagement and price negotiation with local suppliers. The number of MINISO stores in the U.S. reached 54 as of March 31, 2022, representing a year-over-year increase of 74%.
Having considered (i) the number of stores in the U.S. during the Track Record Period; (ii) the insignificant revenue contribution from the U.S. during the Track Record Period; (iii) the Company’s products price mechanism in the U.S.; and (iv) the contingency measures taken to mitigate the risks associated with international geopolitical and trade tensions mentioned above, the Joint Sponsors concurred with the view of the Directors that the recent developments in China’s relationships with other countries, particularly the U.S., would not, in any material way, affect our ability to carry out business with customers and collaboration with business partners in the U.S. and other countries, as well as our operations and financial performance in the near future.
Transfer Pricing
During the Track Record Period, our intra-group transactions primarily included purchase and sale of products among our subsidiaries for the purpose of selling to our MINISO Retail Partners and distributors and provision of various services such as IT services, consulting and general management services. Our subsidiaries in China and certain other countries have engaged tax advisors to assist in the preparation of transfer pricing documentation of intra-group transactions during the Track Record Period. Several steps were taken to conduct the transfer pricing review and benchmarking analysis, mainly including (i) preparing functional analyses for relevant entities; (ii) assessing the appropriateness of various generally accepted transfer pricing methods with respect to the intra-group transactions; (iii) performing benchmarking study and searching for comparable data to establish the comparable profit ranges; and (iv) applying the most appropriate transfer pricing method to the intra-group transactions and reviewing our transfer pricing outcomes. During the Track Record Period and up to the Latest Practicable Date, we have not been involved in any investigation or subject to any penalty in relation to our transfer pricing practice. In light of the above, we are of the view that the intra-group transactions were conducted based on arm’s length principle, and that we complied with the relevant transfer pricing law and regulations during the Track Record Period. Based on the (a) discussions with the management of the Company and its tax advisors on, among others, the background, nature and the related tax risks in association with the Group’s intra-group transactions as well

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as the pricing policy between the Group’s intra-group transactions; (b) review of relevant documents of intra-group transactions as well as relevant steps and measures taken by the Group to ensure compliance regarding transfer pricing practice; (c) review of PRC legal opinion and tax confirmations letters indicating no administrative penalties records or outstanding tax payment during the Track Record Period, and discussions with the PRC Legal Adviser to understand the tax confirmation letters provided by the competent tax authorities confirm that there have been no records of administrative penalties or outstanding tax payments; and (d) discussions with the Reporting Accountants on, among others, the Group’s intra-group transactions conducted during the Track Record Period and the related audit procedures performed by the Reporting Accountants for the purpose of expressing an opinion on the Group’s Historical Financial Information as a whole, nothing has come to the attention of the Joint Sponsors that would cause them to disagree with the Company’s view above.
Brand Protection
We have adopted a series of measures for brand protection purposes in our engagement with MINISO Retail Partners and distributors.
Contractual arrangements.   Under our arrangements with MINISO Retail Partners and/or distributors, (i) in terms of product offering, MINISO Retail Partners can only offer products supplied by us, and distributors are not allowed to sell MINISO products outside of MINISO stores licensed by us, or to sell any third-party branded products without our written approval; (ii) in terms of IP and store display, distributors are not allowed to use or display in MINISO stores any non-MINISO logo, product, shelf, bag, brochure etc. or use the MINISO logo for any other purpose or in other places outside the agreed scope, and distributors are not allowed to imitate or misappropriate our IP and store display style for the benefit of any third party.
Store design and decoration. MINISO Retail Partners and distributors generally follow our instructions in terms of store design, display and decoration to maintain consistent brand image, including purchasing renovation materials from us.
Polices and supervision.   We have group-level IP protection policies in place that regulate the behaviors of MINISO Retail Partners and distributors. With MINISO Retail Partners, we are deeply involved in store operations and are able to monitor their behaviors that may affect our brands. With distributors, we dispatch brand ambassadors to each overseas market to supervise local operations.
PROPERTIES AND FACILITIES
We purchased a parcel of land in Guangzhou of approximately 6,557 square meters for our headquarters building project. We obtained the land use rights certificate for this parcel of land on May 9, 2022. As of the Latest Practicable Date, we were still at the foundation construction phase and the construction of the headquarters building was not started yet. We expect that the construction project will be completed by the end of 2025.
As of the Latest Practicable Date, we have obtained title certificates for 194 apartment units in Guangzhou. As of the date of this document, we have also obtained the land use rights certificate for the land in Guangzhou purchased for our headquarters building project. As of the Latest Practicable Date, we have failed to register 46 lease agreements. As advised by our PRC Legal Adviser, since the failure to complete lease registrations within the prescribed period of time after receiving notice from the relevant PRC government authorities may lead to a fine ranging from RMB1,000 to RMB10,000 for each unregistered lease, the maximum aggregate amount of potential administrative penalties is RMB460,000. As of the Latest Practicable Date, we had not been subject to any administrative penalties by the relevant competent authorities in respect of lease registrations, nor had we received any rectification notice from the relevant PRC government authorities regarding lease registrations.
Our servers are primarily hosted at internet data centers owned by major internet data center providers in China. We believe that our current facilities are adequate and that we will be able to obtain additional facilities, principally through leasing, to accommodate any future expansion plans.

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COMPLIANCE AND LEGAL PROCEEDINGS
Legal Proceedings
From time to time, we may become involved in legal proceedings in the ordinary course of our business. During the Track Record Period and up to the Latest Practicable Date, we had not been involved in any actual or pending legal, arbitration or administrative proceedings (including any bankruptcy or receivership proceedings) that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation and compliance. For potential impact of legal or administrative proceedings on us, see “Risk Factors — Risks Related to Our Business and Industry — We may, from time to time, be subject to legal proceedings during the course of our business operations. Our directors, management, shareholders and employees may also from time to time be subject to legal proceedings, which could adversely affect our reputation and results of operations.”
As of the Latest Practicable Date, there were five pending lawsuits relating to IP dispute against the PRC subsidiaries of us in China and none in overseas. The total amount claimed against us was approximately RMB61 million. The table below shows the details of such five pending IP-related lawsuits as of the Latest Practicable Date, among which the fourth and fifth lawsuits are filed by the same plaintiff.
No.	Date of Suit	Nature of Dispute	Claim Amount	Current Status
1	August 10, 2021	Copyright Infringement	RMB0.5 million	We were held liable for RMB0.11 million damages and cessation of infringement in the first instance trial. The case has been appealed and the hearing is scheduled on June 21, 2022.
2	September 17, 2021	Copyright Infringement	RMB5 million	The case was heard on March 18, 2022 with no judgment delivered yet.
3	September 28, 2021	Patent Infringement	RMB5.5 million	The case is currently on hold since the subject patent(2) is in the course of an invalidation proceeding(1).
4	December 6, 2021	Patent Infringement	RMB20 million (including RMB14 million punitive damages)	The case has not been heard and we are preparing for an application to invalidate(1) the subject patent(3).
5	December 6, 2021	Patent Infringement	RMB30 million (including RMB22.5 million punitive damages)	The case has not been heard and we are preparing for an application to invalidate(1) the subject patent(3).

(1)
Under PRC laws, a patent announced as invalidated is deemed non-existent from the commencement of its grant, in which case it is not entitled to the legal protection available to a valid patent. According to the PRC Patent Law (《中華人民共和國專利法》), any individuals or organizations, including us, may request the patent office to invalidate a patent on the basis that the patent grant does not conform to the PRC Patent Law.

(2)
The patent in dispute has been granted to the plaintiff. According to our litigation counsel’s assessment, if the subject patent is successfully invalidated, the plaintiff will have no basis for its claim of patent infringement against us.

(3)
The patent in dispute has been licensed to the plaintiff. According to our litigation counsel’s assessment,

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if the subject patent is successfully invalidated, the plaintiff will have no basis for its claim of patent infringement against us.
We are of the view that these lawsuits will not have a material adverse effect on our business or financial conditions based on the facts that (i) the intellectual property rights in dispute were not material to our business because they are used in only a small portion of our products that contribute an insignificant percentage of our total revenue (revenue contribution from such products in China, where the lawsuits are relevant, amounted to RMB33.2 million in the entire Track Record Period), (ii) we offer a wide selection of SKUs to our customers and these lawsuits concern only a small portion of our SKUs, (iii) based on our litigation counsels’ assessment that (a) we have a low probability of losing in most of these pending cases, and (b) even if we were to lose all of these pending cases, the total compensation amount ordered by the courts is expected to be immaterial and much lower than the total amount claimed, our PRC Legal Adviser is of the view that these pending IP lawsuits will not have a material adverse effect on our business or financial conditions, and (iv) with respect to the majority of the pending lawsuits, even if we were to lose, we have the right to seek compensation from the relevant suppliers in accordance with our agreements. Our litigation counsels’ assessment as described above is based on, among other things, that (i) the patent rights claimed by the plaintiffs in relevant pending cases are likely to be invalidated in which case they will have no basis for their claims, (ii) the plaintiffs in relevant pending cases lack sufficient evidence to claim for punitive compensation, and (iii) the court is unlikely to grant the full amount of damages claimed by the plaintiff in relevant pending cases based on the litigation counsels’ assessment of the merits of the claims.
As of the Latest Practicable Date, there were six other pending lawsuits against our PRC subsidiaries, including two related to labor dispute, three related to contract dispute and one related to tort dispute. As of the Latest Practicable Date, there were 32 pending lawsuits against the subsidiaries of us in overseas markets, among which, 9, 5 and 18 were related to labor dispute, contract dispute and consumer dispute with regard to carryout bag fees and other matters, respectively. None of the these lawsuits have had or are expected to have any material adverse effect on our business, financial conditions or results of operations.
Compliance
Our Directors are committed to complying with relevant laws and regulations. During the Track Record Period and up to the Latest Practicable Date, we complied with relevant laws and regulations in all material respects. There have been incidents in our operations that are not fully compliant with applicable laws and regulations. See “Risk Factors —Risks Related to Our Business and Industry — Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”
However, it is our Directors’ view as well as our PRC Legal Adviser’s opinion that such incidents have no material adverse impact on us, given that (i) we currently satisfy the requirement of having at least two directly operated stores and having operated each of the two directly operated stores for over one year with respect to both the TOP TOY and WonderLife brands, (ii) we made the filings to the government authority in respect of WonderLife in April 2022 and are in the process of preparing the filings for TOP TOY, targeting to make the filings in July 2022, (iii) even though we have not obtained the certificate for fire control inspection for one of our directly operated TOP TOY stores in the PRC and do not expect to obtain it in the near future given that it would require modifying the design of and reconstructing the store entrance, the store has not experienced any fire safety incidents during the Track Record Period and up to the Latest Practicable Date, and (iv) we have not been subject to investigations or penalties in connection with these incidents.
With respect to the non-compliance incident related to the franchising activities under the TOP TOY and WonderLife brands, as advised by our PRC Legal Adviser, the risk of income confiscation is remote, based on the consultation conducted by our PRC Legal Adviser with the competent governmental authorities in March 2022, and given the facts that (i) we currently satisfy the relevant legal requirements with respect to both the TOP TOY and WonderLife brands, as described above, (ii) we made the filings to the government authority in respect of WonderLife and are in the process of preparing the filings for TOP TOY, as described above, (iii) our relevant PRC subsidiaries have not been subject to investigations or penalties in connection

BUSINESS

with our franchise activities during the Track Record Period and up to the Latest Practicable Date, and (iv) our relevant subsidiaries have obtained the enterprise credit reports which indicate their compliance status with no record of administrative penalties imposed by the competent governmental authorities from January 1, 2018 to April 18, 2022. In addition, we currently satisfy the relevant legal requirements for franchising activities with respect to the MINISO brand, and the commercial franchise filing for the MINISO brand was completed in January 2020.
Licenses and Permits
During the Track Record Period and up to the Latest Practicable Date, except for certain non-compliance incidents related to commercial franchise and certificates for fire control inspection (see “Risk Factors — Risks Related to Our Business and Industry — Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations”), we had obtained all requisite licenses, permits, approvals, and certificates that are material to conduct our operations.

FINANCIAL INFORMATION

The following section sets forth updated and/or supplemental financial information subsequent to the filing of our 2021 Form 20-F and the furnishing of the March Form 6-K, including certain new disclosures made in connection with the Listing.

DESCRIPTION OF MAJOR COMPONENTS OF OUR RESULTS OF OPERATIONS
The following table sets forth a summary of our consolidated statements of profit or loss for the periods indicated in absolute amounts. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Continuing operations:
Revenue	9,394,911	8,978,986	9,071,659	1,423,542	4,369,860	5,426,908	851,600
Cost of sales	(6,883,931)	(6,246,488)	(6,640,973)	(1,042,114)	(3,204,716)	(3,835,566)	(601,884)
Gross profit	2,510,980	2,732,498	2,430,686	381,428	1,165,144	1,591,342	249,716
Other income	10,468	37,208	52,140	8,182	43,804	18,586	2,917
Selling and distribution expenses(1)	(818,318)	(1,190,477)	(1,206,782)	(189,370)	(627,492)	(725,622)	(113,866)
General and administrative expenses(1)	(593,205)	(796,435)	(810,829)	(127,237)	(441,163)	(432,696)	(67,899)
Other net income/(loss)	24,423	45,997	(40,407)	(6,341)	(70,755)	45,964	7,213
Credit loss on trade and other receivables	(90,124)	(25,366)	(20,832)	(3,269)	(17,387)	(19,091)	(2,996)
Impairment loss on non-current assets	(27,542)	(36,844)	(2,941)	(462)	—	(9,536)	(1,496)
Operating profit	1,016,682	766,581	401,035	62,931	52,151	468,947	73,589
Finance income	7,311	25,608	40,433	6,345	23,044	26,437	4,149
Finance costs	(25,209)	(31,338)	(28,362)	(4,451)	(13,860)	(17,266)	(2,709)
Net finance (costs)/income	(17,898)	(5,730)	12,071	1,894	9,184	9,171	1,440
Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights	(709,780)	(680,033)	(1,625,287)	(255,043)	(1,625,287)	—	—
Share of loss of equity-accounted investee, net of tax	—	—	(4,011)	(629)	—	(8,162)	(1,281)
Profit/(loss) before taxation	289,004	80,818	(1,216,192)	(190,847)	(1,563,952)	469,956	73,748
Income tax expense	(279,583)	(210,949)	(213,255)	(33,464)	(91,615)	(131,338)	(20,610)
Profit/(loss) for the year/period from continuing operations	9,421	(130,131)	(1,429,447)	(224,311)	(1,655,567)	338,618	53,138
Discontinued operations:
Loss for the year/period from discontinued operations, net of tax	(303,830)	(130,045)	—	—	—	—	—
(Loss)/profit for the year/period	(294,409)	(260,176)	(1,429,447)	(224,311)	(1,655,567)	338,618	53,138

FINANCIAL INFORMATION

	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in thousands)
(Loss)/profit for the year/period attributable to:
Equity shareholders of the Company	(290,647)	(262,267)	(1,415,010)	(222,046)	(1,651,857)	336,779	52,849
– Continuing operations	13,183	(132,222)	(1,415,010)	(222,046)	(1,651,857)	336,779	52,849
– Discontinued operations	(303,830)	(130,045)	—	—	—	—	—
Non-controlling interests	(3,762)	2,091	(14,437)	(2,265)	(3,710)	1,839	289
– Continuing operations	(3,762)	2,091	(14,437)	(2,265)	(3,710)	1,839	289

Note:
(1)
Equity-settled share-based payment expenses were allocated as follows:

	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Equity-settled share-based payment expenses:
Selling and distribution expenses	33,097	127,743	131,215	20,590	90,715	32,368	5,079
General and administrative expenses	88,961	236,637	150,104	23,555	125,662	18,032	2,830
Total	122,058	364,380	281,319	44,145	216,377	50,400	7,909
NON-IFRS FINANCIAL MEASURE
In evaluating our business, we consider and use adjusted net profit, a non-IFRS measure, as a supplemental measure to review and assess our operating performance. The presentation of this non-IFRS financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define adjusted net profit, a non-IFRS measure, as profit/(loss) from continuing operations excluding (i) fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights, (ii) equity-settled share-based payment expenses, and (iii) employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares.
We present adjusted net profit, a non-IFRS measure, because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net profit, a non-IFRS measure, enables our management to assess our operating results without considering the impacts of the aforementioned non-cash and other adjustment items. Accordingly, we believe that the use of this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.
This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. The non-IFRS financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit, a non-IFRS measure, is that it does not reflect all items of income and expense that affect our operations.

FINANCIAL INFORMATION

Further, this non-IFRS measure may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.
The non-IFRS financial measure should not be considered in isolation or construed as an alternative to profit/(loss) or any other measure of performance. Investors are encouraged to review our historical non-IFRS financial measure in light of the most directly comparable IFRS measure, as shown below. The non-IFRS financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
We recorded adjusted net profit, a non-IFRS financial measure, of RMB841.3 million, RMB933.9 million and RMB477.2 million in the fiscal years ended June 30, 2019, 2020 and 2021, respectively. We also recorded adjusted net profit, a non-IFRS financial measure, of RMB389.0 million in the six months ended December 31, 2021. The following table reconciles our adjusted net profit, a non-IFRS measure, for the fiscal years ended June 30, 2019, 2020, 2021 and for the six months ended December 31, 2020 and 2021 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is profit/(loss) for the year/period from continuing operations.
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Reconciliation of profit/(loss) for the year/period from continuing operations to adjusted net profit:
Profit/(loss) for the year/period from continuing operations	9,421	(130,131)	(1,429,447)	(224,311)	(1,655,567)	338,618	53,138
Add back:
Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights	709,780	680,033	1,625,287	255,043	1,625,287	—	—
Equity-settled share-based payment expenses	122,058	364,380	281,319	44,145	216,377	50,400	7,909
Employee compensation expenses related to non- forfeitable dividends related to unvested restricted shares	—	19,664	—	—	—	—	—
Adjusted net profit, a non-IFRS measure	841,259	933,946	477,159	74,877	186,097	389,018	61,047
Fair value changes of paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights are related to preferred shares issued to investors prior to our initial public offering in the United States, after the completion of which this item is no longer recorded in our consolidated financial statements. Equity-settled share-based payment expenses are non-cash employee related expenses arising from grant of share incentive awards. Employee compensation expenses related to non-forfeitable dividends related to unvested restricted shares represent non-forfeitable dividend paid to employees in December 2019 in connection with restricted shares granted to them. These expenses were charged to our consolidated statements of profit or loss as such restricted shares were unvested at that time. This is an expense item recorded in our consolidated statements of profit or loss.

FINANCIAL INFORMATION

Revenue
We primarily derive our revenue from sales of lifestyle and pop toy products through sales to MINISO Retail Partners, sales to offline distributors, retail sales in directly operated stores and through online channels. Other sources of revenue mainly include license fees from MINISO Retail Partners and distributors, and sales-based royalties and sales-based management and consultation service fees income from MINISO Retail Partners. The following table sets forth the components of our revenue by amounts and percentages of our total revenue broken down by revenue source for the periods presented:
	For the fiscal year ended June 30,							For the six months ended December 31,
	2019		2020		2021			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(Unaudited)
	(in thousands, except for percentages)
Revenue:
– Sales of lifestyle and pop toy products:
– Retail sales in self-operated stores	290,787	3.1	364,638	4.1	323,775	50,807	3.6	168,398	3.9	291,238	45,702	5.4
– Product sales to franchisees(1)	4,957,273	52.8	4,584,288	51.0	5,506,365	864,069	60.6	2,712,007	61.9	2,988,169	468,909	55.0
– Sales to offline distributors	3,067,207	32.6	2,683,829	29.9	1,509,840	236,927	16.6	684,296	15.7	1,073,836	168,508	19.8
– Online sales(2)	138,284	1.5	308,455	3.4	663,197	104,070	7.3	295,690	6.8	367,075	57,602	6.8
– Other sales channels(3)	11,118	0.1	114,204	1.3	33,499	5,257	0.4	12,804	0.3	97,293	15,267	1.8
Sub-total	8,464,669	90.1	8,055,414	89.7	8,036,676	1,261,130	88.5	3,873,195	88.6	4,817,611	755,988	88.8
– License fees, sales-based royalties, and sales-based management and consultation service fees:
– Revenue from franchisees(1)
– License fees	13,603	0.1	58,473	0.7	53,977	8,470	0.6	20,304	0.5	42,200	6,622	0.8
– Sales-based royalties	94,374	1.0	82,444	0.9	97,848	15,354	1.1	48,093	1.1	53,392	8,378	1.0
– Sales-based management and consultation service fees	491,005	5.2	426,731	4.8	488,138	76,600	5.4	240,465	5.5	263,002	41,272	4.8
– Revenue from offline distributors
– License fees	13,620	0.1	19,996	0.2	18,415	2,890	0.2	10,390	0.2	9,172	1,439	0.2
Sub-total	612,602	6.5	587,644	6.6	658,378	103,314	7.3	319,252	7.3	367,766	57,711	6.8
– Others(4)	317,640	3.4	335,928	3.7	376,605	59,098	4.2	177,413	4.1	241,531	37,901	4.4
Total	9,394,911	100.0	8,978,986	100.0	9,071,659	1,423,542	100.0	4,369,860	100.0	5,426,908	851,600	100.0

Notes:
(1)
Represents sales to/revenue from MINISO Retail Partners.

(2)
Online sales does not include sales through O2O platforms, which are accounted for in sales through offline channels. Revenue generated from self-operated stores on third-party e-commerce platform accounted for over 90% of the total revenue generated through online sales during the Track Record Period.

(3)
“Other sales channels”mainly represents group-buying channels.

(4)
“Others”mainly represents sales of fixtures to franchisees and distributors.

FINANCIAL INFORMATION

The following tables sets forth our gross profit and gross profit margin broken down by revenue source for the periods presented:
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Gross profit:
– Sales of lifestyle and pop toy products:
– Retail sales in self-operated stores	175,175	168,646	135,137	21,206	37,909	218,098	34,224
– Product sales to franchisees	818,381	843,526	919,152	144,235	450,386	531,867	83,462
– Sales to offline distributors	699,989	863,589	456,768	71,677	223,168	325,913	51,143
– Online Sales	22,594	79,795	125,412	19,680	65,889	81,961	12,861
– Other sales channels	6,644	45,648	11,209	1,759	4,067	14,409	2,261
Sub-total	1,722,783	2,001,204	1,647,678	258,557	781,419	1,172,248	183,951
– License fees, sales-based royalties, and sales-based management and consultation service fees:
– Revenue from franchisees
– License fees	13,603	58,473	53,977	8,470	20,304	42,200	6,622
– Sales-based royalties	94,374	82,444	97,848	15,354	48,093	53,392	8,378
– Sales-based management and consultation service fees	491,005	426,731	488,138	76,600	240,465	263,002	41,272
– Revenue from offline distributors
– License fees	13,620	19,996	18,415	2,890	10,390	9,172	1,439
Sub-total	612,602	587,644	658,378	103,314	319,252	367,766	57,711
– Others	175,595	143,650	124,630	19,557	64,473	51,328	8,054
Total	2,510,980	2,732,498	2,430,686	381,428	1,165,144	1,591,342	249,716

FINANCIAL INFORMATION

	For the fiscal year ended June 30,			For the six months ended December 31,
	2019	2020	2021	2020	2021
				(Unaudited)
Gross profit margin (%):
– Sales of lifestyle and pop toy products:
– Retail sales in self-operated stores	60.2	46.3	41.7	22.5	74.9
– Product sales to franchisees	16.5	18.4	16.7	16.6	17.8
– Sales to offline distributors	22.8	32.2	30.3	32.6	30.4
– Online Sales	16.3	25.9	18.9	22.3	22.3
– Other sales channels	59.8	40.0	33.5	31.8	14.8
Sub-total	20.4	24.8	20.5	20.2	24.3
– License fees, sales-based royalties, and sales-based management and consultation service fees:
– Revenue from franchisees
– License fees	100.0	100.0	100.0	100.0	100.0
– Sales-based royalties	100.0	100.0	100.0	100.0	100.0
– Sales-based management and consultation service fees	100.0	100.0	100.0	100.0	100.0
– Revenue from offline distributors
– License fees	100.0	100.0	100.0	100.0	100.0
Sub-total	100.0	100.0	100.0	100.0	100.0
– Others	55.3	42.8	33.1	36.3	21.3
Total	26.7	30.4	26.8	26.7	29.3
Our gross profit margin of the sales of lifestyle and pop toy products decreased from 24.8% in the fiscal year ended June 30, 2020 to 20.5% in the fiscal year ended June 30, 2021, primarily due to (i) a decrease in the gross profit margin of retail sales in self-operated stores from 46.3% to 41.7%, (ii) a decrease in the gross profit margin of product sales to franchisees from 18.4% to 16.7%, and (iii) a decrease in the gross profit margin of online sales from 25.9% to 18.9%, as a result of our efforts to accelerate the growth of our business through promotions to mitigate the impact of the restrictions imposed due to COVID-19.
Our gross profit margin of the others, which mainly represents sales of fixtures to franchisees and distributors, decreased from 42.8% in the fiscal year ended June 30, 2020 to 33.1% in the fiscal year ended June 30, 2021. Our gross profit margin of the others also decreased from 36.3% in the six months ended December 31, 2020 to 21.3% in the six months ended December 31, 2021. Both changes are primarily due to a higher sales of fixtures to franchisees at a relatively concessionary price.

FINANCIAL INFORMATION

The following table sets forth a breakdown of revenue from TOP TOY business for the periods presented:
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Sales of pop toys	—	—	60,606	9,510	2,327	172,262	27,032
License fees, sales-based royalties, sales-based management and consultation service fees	—	—	4,617	725	—	7,460	1,171
Others(1)	—	—	33,018	5,181	290	60,606	9,510
Total	—	—	98,241	15,416	2,617	240,328	37,713

Note:
(1)
“Others”mainly represents sales of fixtures to franchisees.

We launched TOP TOY business in December 2020. Revenue from TOP TOY brand increased from RMB2.6 million in the six months ended December 31, 2020 to RMB240.3 million in the six months ended December 31, 2021, primarily due to an increase in the number of TOP TOY stores. The number of TOP TOY stores increased rapidly to 89 as of December 31, 2021. Also, we further launched online sales of products under TOP TOY brand in 2021 and generated a revenue of RMB15.9 million in the six month ended December 31, 2021, which also contributed to the revenue growth from the six months ended December 31, 2020 to the six months ended December 31, 2021. Others mainly represents sales of fixtures to franchisees, which increased significantly from RMB0.3 million in the six months ended December 31, 2020 to RMB60.6 million in the six months ended December 31, 2021. The increase was primarily due to the rapid increase in the number of TOP TOY stores and our retail partners purchased store construction and decoration materials from us for stores they operate.
Gross Profit and Margin
The following tables sets forth our gross profit and gross profit margin broken down by brand for the periods presented:
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Gross profit:
MINISO brand	2,465,501	2,673,959	2,372,677	372,325	1,137,240	1,559,260	244,682
TOP TOY brand	—	—	11,536	1,810	1,086	7,592	1,191
Others(1)	45,479	58,539	46,473	7,293	26,818	24,490	3,843
Total	2,510,980	2,732,498	2,430,686	381,428	1,165,144	1,591,342	249,716

Note:
(1)
“Others”mainly represents “WonderLife”brand.

FINANCIAL INFORMATION

	For the fiscal year ended June 30,			For the six months ended December 31,
	2019	2020	2021	2020	2021
				(Unaudited)
Gross profit margin (%):
MINISO brand	27.0	30.7	27.2	26.8	30.7
TOP TOY brand	—	—	11.7	41.5	3.2
Others(1)	18.1	22.7	19.6	20.7	21.8
Total	26.7	30.4	26.8	26.7	29.3

Note:
(1)
“Others”mainly represents “WonderLife”brand.

Our gross profit margin of TOP TOY brand decreased from 41.5% in the six months ended December 31, 2020 to 11.7% in the full year ended June 30, 2021 primarily due to the change in the mix of sales channels of TOP TOY brand with a significantly increasing portion of sales to franchisees as we only launched this brand in December 2020, and it further dropped to 3.2% in the six months ended December 31, 2021 resulting from the increase in sales to franchisees and a higher sales of fixtures to franchisees at a relatively concessionary price, in the six months ended December 31, 2021.
We adopt a cost plus mark-up pricing strategy for products we sell. The products we sell are manufactured by third-party manufacturers. We set prices for the products to be sold to customers based on purchase costs plus a mark-up. As a result, the level of our gross profit margin is dependent on the level of mark-ups we added on top of costs we incurred.
The following tables sets forth our gross profit and gross profit margin for our operations in China and overseas markets for the periods presented:
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Gross profit:
China	1,636,030	1,662,512	1,813,068	284,510	893,868	1,026,520	161,083
Overseas markets	874,950	1,069,986	617,618	96,918	271,276	564,822	88,633
Total	2,510,980	2,732,498	2,430,686	381,428	1,165,144	1,591,342	249,716
	For the fiscal year ended June 30,			For the six months ended December 31,
	2019	2020	2021	2020	2021
				(Unaudited)
Gross profit margin (%):
China	25.7	27.5	24.9	25.1	25.1
Overseas markets	28.9	36.5	34.7	33.4	42.1
Overall	26.7	30.4	26.8	26.7	29.3
Our gross profit margin of our operations in China increased from 25.7% in the fiscal year ended June 30, 2019 to 27.5% in the fiscal year ended June 30, 2020, and our gross profit margin in overseas markets increased

FINANCIAL INFORMATION

from 28.9% in the fiscal year ended June 30, 2019 to 36.5% in the fiscal year ended June 30, 2020. Both changes are primarily due to (i) a decrease in our applicable value-added tax rate, and (ii) the overall expansion of our co-branded IP product offering, which typically has a higher gross margin.
Our gross profit margin of our operations in China decreased from 27.5% in the fiscal year ended June 30, 2020 to 24.9% in the fiscal year ended June 30, 2021, and our gross profit margin in overseas markets decreased from 36.5% in the fiscal year ended June 30, 2020 to 34.7% in the fiscal year ended June 30, 2021. Both changes are primarily due to our efforts to accelerate the growth of our business through promotions to mitigate the impact of the restrictions imposed due to COVID-19.
Our gross profit margin of our operations in China remained stable in the six months ended December 31, 2020 and 2021, respectively. Our gross profit margin of our operations in overseas markets increased from 33.4% in the six months ended December 31, 2020 to 42.1% in the six months ended December 31, 2021, primarily due to an increased revenue contribution from our directly operated markets, which generally have a higher gross profit margin. In addition, our gross profit margin was also positively affected by our expanded IP product offering, which generally has a higher gross profit margin.
DISCONTINUED OPERATIONS
In May 2019, our board of directors approved a plan to dispose of the NOME business, Minihome business, MINISO African business and MINISO German business within one year, and the results of these operations are included as discontinued operations for the years ended June 30, 2019 and 2020. We disposed of such interests as their operational and financial performance failed to meet management expectations and these entities continue to be loss-making. The circumstances leading to the historical loss are, for example, the high inventory pressure and occupation of working capital caused by the clothing products under the NOME business; the fierce competition faced by the NOME business and Minihome business in the fashion and furniture industry, respectively; and the political instability and immaturity of our consumer market in Africa which adversely affected the MINISO African business. As such, we dispose these interests to reduce the unreasonably high costs of maintaining the competitive advantage of some of these businesses. To the best knowledge and belief of our Directors, the subsidiaries that were disposed of did not have any material non-compliance during the Track Record Period prior to their disposals. We continued to actively manage these operations until the disposal transactions completed.
MINISO African business included MINISO Nigeria, MINISO Uganda, MINISO South Africa, MINISO Tanzania and MINISO Kenya. MINISO African business and MINISO German business operated stores under our MINISO brand in the respective regions before the disposals. MINISO Uganda, MINISO Tanzania and MINISO Germany operated stores under the direct operation model. Each of MINISO Nigeria, MINISO South Africa and MINISO Kenya operated stores under both direct operation model and MINISO Retail Partner model. We operated stores in these regions under the direct operation model as we aimed to dive into such local markets to gain insights with more control of local operations. However, in these regions, the stage of economic development, market potentials and popularity of our products among consumers failed to meet our expectations. In particular, in Germany, there were strict inspection requirements for imported goods, which increased the costs of our operation in order to meet such requirements. Therefore, we decided to dispose of these businesses after taking into account such factors as well as their loss-making nature. During the period from December 2019 to April 2020, we entered into a series of share purchase agreements, pursuant to which we agreed to sell all of our equity interests in MINISO Nigeria, MINISO Uganda, MINISO South Africa, MINISO Tanzania and MINISO Germany to a company jointly controlled by Mr. Ye and Ms. Yang and a company controlled by Mr. Ye at a nominal value. In February 2020, we entered into another share purchase agreement, pursuant to which we agreed to sell our 100% equity interests in MINISO Kenya to an independent third-party entity at a nominal value. The consideration of such disposals was determined as a nominal value due to the net liabilities position or loss-making nature of the subsidiaries. As of the Latest Practicable Date, MINISO Germany, MINISO Uganda, MINISO South Africa and MINISO Tanzania had ceased operations and all the stores they operated had been closed. As of the Latest Practicable Date, MINISO Nigeria had 28 stores in operation under the distributor model, and MINISO Kenya had ten stores in operation under the distributor model.

FINANCIAL INFORMATION

During the period from January 2020 to March 2020, we entered into a series of share purchase agreements, pursuant to which we agreed to sell our 100% equity interests in the Minihome business and NOME business to several companies jointly controlled by Mr. Ye and Ms. Yang at a nominal value. The consideration of such disposals was determined as a nominal value due to the net liabilities position or loss-making nature of the subsidiaries. The Minihome business was mainly engaged in the sales of furniture and operated under the direct operation model before the disposal. The NOME business, which had over 200 stores, was operated under the NOME brand under the direct operation model and MINISO Retail Partner model, and engaged in the sales of clothing products and other lifestyle items, and was in competition with another company, an independent third party that operated similar business under the same brand. The purpose of the disposal of NOME business was also to reduce the costs of maintaining a competitive advantage under this brand. We operated the Minihome stores and NOME stores under the direct operation model as we aimed to capture more market potential by meeting various consumer needs. We later decided to discontinue the Minihome business and NOME business to have a stronger focus on our MINISO brand and our key product categories under our MINISO brand. In particular, the NOME brand was originally planned to target consumers in lower-tier cities than our MINISO brand. However, our MINISO brand has been penetrating into lower-tier cities these years, and as such, we disposed of the NOME business to reduce the cost of operating stores under two brands in the same markets. As of the Latest Practicable Date, all of the Minihome stores and NOME stores have been closed.
Our revenue from discontinued operations was RMB498.1 million, RMB282.9 million, nil, nil, and nil in the fiscal years ended June 30, 2019, 2020, 2021 and the six months ended December 31, 2020 and 2021. Our loss from discontinued operations, net of tax was RMB303.8 million, RMB130.0 million, nil, nil, and nil in the fiscal years ended June 30, 2019, 2020, 2021 and the six months ended December 31, 2020 and 2021. See note 5 to the historical financial information set out in Appendix IA to the PHIP for more information.
PERIOD TO PERIOD COMPARISON OF RESULTS OF OPERATIONS
Six months ended December 31, 2021 compared to six months ended December 31, 2020
Gross profit and gross margin
Co-branded IP products typically have a higher gross margin mainly because co-branded IP products generally have stronger pricing power, which allows us to set prices for co-branded IP products at a certain percentage higher than the prices set for the same type of products that are not co-branded. Co-branded IP products and the products of the same type without co-branded IP generally share a similar procurement cost structure, given that the IP licensing fee related to co-branded IP products is booked in the selling and distribution expenses and would not have impact on the gross margin. As a result of such pricing strategy, co-branded IP products generally have a higher gross margin.
Selling and distribution expenses
Our selling and distribution expenses increased by 15.6% from RMB627.5 million in the six months ended December 31, 2020 to RMB725.6 million (US$113.9 million) in the six months ended December 31, 2021. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased by 29.2% from RMB536.8 million to RMB693.3 million (US$108.8 million) during the same period. Such increase was mainly due to increased other payroll and employee benefits, licensing expenses and promotion and advertising expenses that were in line with our revenue growth and our efforts in improving brand awareness for both MINISO and TOP TOY. Rental and related expenses decreased from RMB38.0 million for the fiscal year ended June 30, 2020 to RMB7.1 million for the fiscal year ended June 30, 2021 primarily due to more rent concessions we received in overseas markets, which were recognized as negative variable lease expenses in the fiscal year ended June 30, 2021.
Fiscal year ended June 30, 2021 compared to fiscal year ended June 30, 2020
Revenue
Revenue generated from our operations in China was RMB7,291.2 million (US$1,144.2 million) in the fiscal year ended June 30, 2021, increasing by 20.6% from RMB6,044.1 million in the fiscal year ended June 30,

FINANCIAL INFORMATION

2020. The increase in revenue from the China market was primarily due to (i) an increase in the average number of MINISO stores and revenue per MINISO store in China, (ii) an increase in revenue from e-commerce business as we put in more resources in e-commerce business to counter the negative impact of the pandemic, and (iii) a revenue contribution from TOP TOY business, which we launched in December 2020.
DISCUSSION OF CERTAIN KEY ITEMS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table sets forth our current assets and current liabilities as of the dates indicated:
	As of June 30,				As of December 31,		As of April 30,
	2019	2020	2021		2021		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(Unaudited)
Current assets
Other investments	356,265	—	102,968	16,158	208,289	32,685	206,526	32,408
Inventories	1,308,957	1,395,674	1,496,061	234,765	1,360,994	213,570	1,119,278	175,639
Trade and other receivables	830,751	729,889	824,725	129,417	1,113,506	174,733	1,082,061	169,799
Cash and cash equivalents	1,546,280	2,853,980	6,771,653	1,062,620	5,151,456	808,376	5,067,969	795,275
Restricted cash	8,917	7,056	3,680	577	7,347	1,153	9,650	1,514
Assets held for sale	460,549	—	—	—	—	—	—	—
Total current assets	4,511,719	4,986,599	9,199,087	1,443,537	7,841,592	1,230,517	7,485,484	1,174,635
Current liabilities
Loans and borrowings	2,750	401,182	13,669	2,145	5,182	813	5,297	831
Trade and other payables	2,363,739	2,419,795	2,809,182	440,822	3,189,086	500,437	2,830,677	444,195
Contract liabilities	243,873	218,287	266,919	41,885	276,537	43,395	323,948	50,835
Lease liabilities	186,737	224,080	321,268	50,414	268,425	42,122	267,400	41,961
Deferred income	—	—	6,060	951	5,980	938	6,207	974
Current taxation	84,216	46,299	65,757	10,319	81,822	12,840	30,087	4,721
Liabilities directly associated with the assets held for sale	364,664	—	—	—	—	—	—	—
Total current liabilities	3,245,979	3,309,643	3,482,855	546,536	3,827,032	600,545	3,463,616	543,517
Net Current Assets	1,265,740	1,676,956	5,716,232	897,001	4,014,560	629,972	4,021,868	631,118
Other Investments
Fair value measurement
To provide an indication of the reliability of the inputs used in determining fair value, we have classified our financial instruments into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:
•
Level 1 valuations:   Fair value measured using only Level 1 inputs, i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date;

•
Level 2 valuations:   Fair value measured using Level 2 inputs, i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available; and

•
Level 3 valuations:   Fair value measured using significant unobservable inputs.

FINANCIAL INFORMATION

Other investments in Level 2 as of June 30, 2019 represented investments in wealth management products and an asset management scheme. The fair value of these investments was determined by discounting the expected future return using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data. Other investments in Level 2 as of June 30, 2021 represented investments in trust investment schemes. The fair value of these investments was determined by referencing to the fair value quoted by the trust company that established and managed the investments and using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.
The paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights are classified as Level 3 instruments. The paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights are not traded in an active market and the respective fair value is determined by using valuation techniques, certified by an independent business valuer. We have used the discounted cash flow method to determine the underlying equity value and adopted equity allocation model to determine the fair value of the paid-in capital subject to redemption and other preferential rights/redeemable shares with other preferential rights. Considerable judgement is required to interpret market data used in the valuation techniques.
The details on the fair value measurement of our Level 3 financial instruments, the valuation techniques and key inputs, including significant unobservable inputs and the relationship of the unobservable inputs to the fair values, are disclosed in Notes 30 and 34(e)(i) to the historical financial information set out in Appendix IA to the PHIP. The Reporting Accountants have carried out their work in accordance with Hong Kong Standard on Investment Circular Reporting Engagement 200 “Accountants’ Report on Historical Financial Information in Investment Circulars”issued by the Hong Kong Institute of Certified Public Accountants for the purpose of expressing an opinion on our historical financial information for the Track Record Period as a whole.
Our Directors and management have reviewed the fair value measurement of Level 3 financial instruments, taking into account the considerable judgement and the applicable valuation techniques, and determined that the fair value measurement of Level 3 financial instruments is in accordance with the applicable IFRSs. Our Directors are satisfied with the valuation exercise for financial assets categorised as Level 3 financial instruments in our Historical Financial Information for the purpose of preparing the consolidated financial statements for the Track Record Period as contained in the Accountants’ Report, having (i) considered the unqualified opinion included in the historical financial information set out in Appendix IA to the PHIP; (ii) reviewed the relevant underlying contracts or agreements for the Level 3 financial instruments; (iii) engaged a third-party valuer and provided the valuer with all relevant information that is likely to affect the valuation; and (iv) reviewed the valuation report prepared by the third-party valuer regarding the fair value of the Level 3 financial instruments.
The Joint Sponsors have performed the following due diligence work in relation to the valuation of the Company’s Level 3 financial instruments: (i) discussed with the management and the Reporting Accountants to understand the nature and details of the Level 3 financial instruments; (ii) obtained and reviewed the relevant underlying contracts or agreements for the Level 3 financial instruments; (iii) reviewed the valuation report prepared by the third-party valuer regarding the fair value of the Level 3 financial instruments, and assessed the qualification of such third-party valuer; (iv) obtained and reviewed the relevant internal policies and procedure manuals with respect to financial instruments measurement of the Company; (v) conducted due diligence interview with the Company to understand, amongst other things, the valuation methodology, assumptions and key parameters adopted for the valuation of the Level 3 financial instruments; (vi) assessed the reasonableness of the valuation methodology, data inputs and the valuation process involved in the valuation of the Level 3 financial instruments adopted by the Company; (vii) reviewed the relevant notes in the historical financial information set out in Appendix IA to the PHIP; and (viii) discussed with the Reporting Accountants in respect of the audit procedures they have conducted for the purpose of expressing an opinion on the historical financial information of the Group as a whole. Based on the due diligence work conducted by the Joint Sponsors as stated above, and having considered the work performed by the management and the

FINANCIAL INFORMATION

audit procedures carried out by the Reporting Accountants, nothing has come to the Joint Sponsors’ attention that would cause the Joint Sponsors to question the valuation analysis in relation to the Level 3 financial instruments performed by the Company and the audit procedures carried out by the Reporting Accountants for the purpose of expressing an opinion on the historical financial information of the Group as a whole.
Cash management policy
We believe we can make better use of our cash by making appropriate investments in short-term investment products, which generate income without interfering with our business operation or capital expenditures. Our investment decisions with respect to financial products are made on a case-by-case basis and after due and careful consideration of a number of factors, including, but not limited to, the market conditions, the economic developments, the anticipated investment conditions, the investment cost, the duration of the investment and the expected benefit and potential loss of the investment. We have established a set of internal control measures which allow us to achieve reasonable returns on our investment while mitigating our exposure to high investment risks. These policies and measures were formulated by our senior management.
In order to make full use of idle funds, improve the utilization rate of surplus funds, and increase our income, under the premise of not affecting our normal business activities, subject to approval from our chief financial officer, the financial center of our Group may purchase a certain amount of wealth management products from financial institutions. According to our internal policies, the manager of our treasury department should make proposals to invest in wealth management products to our chief financial officer and such proposals must be reviewed and approved by our chief financial officer. In assessing a proposal to invest in wealth management products, a number of criteria must be met, including but not limited to the following:
•
the purchase of wealth management products is limited to low-risk products such as term deposits, principal-guaranteed and interest-paying products, treasury notes issued by banks, and wealth management products with risk level below R2. The purchase of high-risk financial instruments such as securities and futures is strictly prohibited.

•
the expected return of the purchased wealth management products should be not lower than bank’s deposit interest rate for term deposits of the same period, the product structure should be relatively simple, and the purchases should be made from financial institutions with large operation scale, overall strength and good credit standing.

•
the treasury department is responsible for setting up a detailed ledger for wealth management products, the manager of the treasury department manages the financial products, and tracks the progress and safety of wealth management products. In the event of an abnormal situation, the manager of the treasury department should report the situation to the chief financial officer in a timely manner so that we can take effective measures immediately to reduce potential losses.

We believe that our internal policies regarding financial products and the related risk management mechanism are adequate. We may continue to purchase financial products that meet the above criteria as part of our treasury management where we believe it is prudent to do so after the Listing.
Inventories
Our inventories primarily consist of finished goods. Our inventories increased by 6.6% from RMB1,309.0 million as of June 30, 2019 to RMB1,395.7 million as of June 30, 2020, primarily due to a lower level of inventory turnover rate as a result of the negative impact of the COVID-19 pandemic. Our inventories increased by 7.2% from RMB1,395.7 million as of June 30, 2020 to RMB1,496.1 million (US$234.8 million) as of June 30, 2021, primarily because we purchased more products from suppliers, which is in line with our revenue growth. Our inventories decreased from RMB1,496.1 million (US$234.8 million) as of June 30, 2021 to RMB1,361.0 million (US$213.6 million) as of December 31, 2021, primarily because we conducted sales promotions at the end of the year.

FINANCIAL INFORMATION

Write-down of inventories is recorded when estimated net realizable value is less than cost. In determining write-down of inventories, we consider factors such as inventory aging, forecast product demands, historical pricing trends and anticipated future pricing strategies. For the fiscal years ended June 30, 2019 and 2020, we recorded an inventory write-down of RMB89.9 million and RMB68.3 million, respectively. For the fiscal year ended June 30, 2021 and for the six months ended December 31, 2021, we recorded a reversal of inventory write-down of RMB51.1 million and RMB34.7 million, respectively. Reversal of inventory write-down was mainly because we recorded inventory write-down for products to be sold in the United States and Canada during the fiscal year ended June 30, 2020 and such inventory write-down was reversed when those products were subsequently sold or used for promotion during the fiscal year ended June 30, 2021 and the six months ended December 31, 2021.
The following table sets forth the turnover days of our inventories for the periods indicated:
	For the Fiscal Year Ended June 30,			For the Six Months Ended December 31,
	2019	2020	2021	2021
Inventory turnover days(1)	63	78	79	68

(1)
Inventory turnover days for a period equals the average of the opening and closing inventories balance divided by cost of inventories for that period and multiplied by 360 days for a fiscal year and 180 days for a six months period.

Our inventory turnover days increased from 63 days for the fiscal year ended June 30, 2019 to 78 days for the fiscal year ended June 30, 2020, primarily due to the adverse impact of the COVID-19 pandemic on the sales of our products mainly in overseas markets and on our supply chain. Our inventory turnover days remained relatively stable at 78 days for the fiscal year ended June 30, 2020 and 79 days for the fiscal year ended June 30, 2021. Our inventory turnover days decreased from 79 days for the fiscal year ended June 30, 2021 to 68 days for the six months ended December 31, 2021, primarily because we conducted sales promotions at the end of the year, which reduced our inventories.
As of April 30, 2022, RMB1,261.7 million (US$198.0 million), or 92.7%, of our inventories as of December 31, 2021, had been sold.
Trade and Other Receivables
The following table sets forth an aging analysis of our trade receivables (net of loss allowance) based on the invoice date as of the dates indicated:
	As of June 30,				As of December 31,
	2019	2020	2021		2021
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Within 90 days	244,851	162,719	231,643	36,350	254,186	39,887
91 to 180 days	37,034	44,804	35,853	5,626	59,884	9,397
181 to 360 days	24,538	61,521	24,603	3,861	32,995	5,178
361 to 540 days	10,910	13,503	18,553	2,911	9,164	1,438
Over 540 days	—	4,145	4,349	683	2,451	385
Total	317,333	286,692	315,001	49,431	358,680	56,285
As of April 30, 2022, RMB315.3 million (US$49.5 million), or 87.9%, of our trade receivables as of December 31, 2021, had been settled. The subsequent settlement of the remaining 12.1% of the trade receivables as of December 31, 2021 has been ongoing and we are in normal business cooperation with the

FINANCIAL INFORMATION

corresponding distributors. We generally contact distributors each month regarding outstanding trade receivables, remind and urge them to make outstanding payments. We believe it is more probable than not that the remaining 12.1% of the trade receivables will be settled.
As of April 30, 2022, RMB182.6 million (US$28.6 million), or 86.3%, of our miscellaneous expenses paid on behalf of franchisees as of December 31, 2021, had been settled.
We estimate credit loss allowances for trade receivables by assessing the expected credit losses, which are based on our historical credit loss experience, adjusted for factors that are specific to the debtors, and an assessment of both the current and forecast general economic conditions at the end of each reporting period during the Track Record Period. Where the estimation is different from the original estimate, such difference will affect the carrying amounts of trade receivables and thus the credit loss allowance will be made for the period in which such estimate is changed. We keep assessing the expected credit losses of our trade receivables during their expected lives. We have made sufficient credit loss allowance for trade receivables during the Track Record Period.
The following tables sets forth an ageing analysis of unsettled trade receivables based on the invoice date as of April 30, 2022:
As of April 30, 2022
(RMB in thousands)
1 – 3 months	12,762
3 – 6 months	12,005
6 – 12 months	14,508
12 – 18 months	1,537
18 – 30 months	308
Total	41,120
Approximately 60.2% of all unsettled trade receivables as of April 30, 2022 aged within 180 days, the upper limit of our credit terms granted to certain distributors. For the unsettled amount aged over 180 days, a majority of those trade receivables are from a few distributors, with respect to which we extended the credit terms we granted to them due to negative impact of the COVID-19 pandemic. These distributors are our long-term business partners and we are currently continuing to cooperate with them. We are also actively working with them to collect the unsettled amount.
Trade and Other Payables
As of April 30, 2022, RMB716.1 million (US$112.4 million), or 97.5%, of our trade payables as of December 31, 2021, had been settled.
Contract Liabilities
As of April 30, 2022, RMB238.4 million (US$37.4 million), or 72.2%, of our contract liabilities as of December 31, 2021, had been recognized as revenue.

FINANCIAL INFORMATION

KEY FINANCIAL RATIOS
The following table sets forth our key financial ratios for the year/period indicated:
	For the Fiscal Years Ended June 30,			For the Six Months Ended December 31,
	2019	2020	2021	2020	2021
Gross margin (%)(1)	26.7	30.4	26.8	26.7	29.3
Adjusted net margin, a non-IFRS measure (%)(2)	9.0	10.4	5.3	4.3	7.2
	As of June 30,			As of December 31,
	2019	2020	2021	2021
Gearing ratio (%)(3)	N/A(4)	N/A(4)	0.3	0.2
Current ratio(5)	1.4	1.5	2.6	2.1

Notes:
(1)
Gross margin equals gross profit divided by revenues for the year/period and multiplied by 100%.

(2)
Adjusted net margin, a non-IFRS measure, equals adjusted profit divided by revenues for the year/period and multiplied by 100%. See “— Non IFRS Financial Measure.”

(3)
Gearing ratio equals loans and borrowings (the sum of loans and borrowings under current liabilities and loans and borrowings under non-current liabilities) divided by total equity as of the end of the year/period and multiplied by 100%.

(4)
The gearing ratio is not applicable as we recognized total deficit as of June 30, 2019 and 2020, respectively.

(5)
Current ratio equals current assets divided by current liabilities as of the end of the year/period.

Gearing Ratio
Our gearing ratio decreased from 0.3% as of June 30, 2021 to 0.2% as of December 31, 2021, primarily due to a decrease in loans and borrowings under current liabilities from RMB13.7 million as of June 30, 2021 to RMB5.2 million as of December 31, 2021.
Current Ratio
Our current ratio increased from 1.4 as of June 30, 2019 and to 1.5 as of June 30, 2020, primarily due to an increase in cash and cash equivalents of RMB1,307.7 million, partially offset by a decrease in assets held for sale of RMB460.5 million and a decrease in other investments of RMB356.3 million.
Our current ratio increased significantly from 1.5 as of June 30, 2020 to 2.6 as of June 30, 2021, primarily due to a significant increase in total current assets of RMB4,212.5 million, as a result of an increase in cash and cash equivalents of RMB4,020.6 million, and an increase in other investments of RMB103.0 million, which was mainly due to our receipts of proceeds from our U.S. IPO and cash flow generated from our operations.
Our current ratio decreased from 2.6 as of June 30, 2021 to 2.1 as of December 31, 2021, primarily due to a decrease in total current assets of RMB1,357.5 million, which in turn was a result of a decrease in cash and cash equivalents of RMB1,620.2 million, partially offset by an increase in other investments of RMB105.3 million, mainly due to our acquisition of 80% remaining interest in YGF Investment V Limited.

FINANCIAL INFORMATION

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
The following table sets forth a summary of our cash flows for the periods indicated:
	For the fiscal year ended June 30,				For the six months ended December 31,
	2019	2020	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
					(Unaudited)
Net cash generated from operating activities	1,038,471	826,484	916,320	143,791	806,423	731,741	114,826
Net cash (used in)/generated from investing activities	(210,915)	462,815	(518,797)	(81,411)	(428,989)	(1,836,613)	(288,205)
Net cash generated from/(used in) financing activities	619,858	(117,706)	3,536,184	554,904	3,639,642	(496,714)	(77,945)
Net increase/(decrease) in cash and cash equivalents	1,447,414	1,171,593	3,933,707	617,284	4,017,076	(1,601,586)	(251,324)
Cash and cash equivalents at beginning of year/ period as presented in the consolidated statement of cash flows	228,106	1,686,218	2,853,980	447,852	2,853,980	6,771,653	1,062,620
Effect of movements in exchange rates on cash held	10,698	(3,831)	(16,034)	(2,516)	(30,582)	(18,611)	(2,920)
Cash and cash equivalents at end of year/period as presented in the consolidated statement of cash flows	1,686,218	2,853,980	6,771,653	1,062,620	6,840,474	5,151,456	808,376
Cash and cash equivalents of discontinued operations	(139,938)	—	—	—	—	—	—
Cash and cash equivalents at end of year/period as presented in the consolidated statement of financial position	1,546,280	2,853,980	6,771,653	1,062,620	6,840,474	5,151,456	808,376
ACQUISITIONS
Acquisition of YGF Investment
In August 2020, YGF Investment V Limited (“YGF Investment”) was incorporated in the BVI to acquire the land use right of a parcel of land in the PRC through the YGF Investment’s PRC subsidiary. YGF

FINANCIAL INFORMATION

Investment was owned as to 20% and 80% by the Company and YGF MC Limited, a company jointly controlled by our Controlling Shareholders, Mr. Ye and Ms. Yang.
On October 27, 2021, we acquired the remaining 80% equity interest in YGF Investment. The purpose of this acquisition was for the project of establishing our new headquarters building. The total consideration of this transaction is RMB694.5 million, representing the lower of the actual investment amount by YGF MC Limited as of August 31, 2021 and the appraisal value of the equity interests confirmed by a third-party valuation firm, deducted by the estimated accumulative loss of YGF Investment that YGF MC Limited should bear up to the closing of this transaction. The consideration for the acquisition was determined based on arm’s length negotiation among the parties and has been fully settled in cash on October 29, 2021.
We currently own 100% equity interests of YGF Investment. We have also consolidated the financial results of YGF Investment into our financial statements since the completion of this acquisition.
Acquisition of MINISO SG
MINISO SG Pte. Ltd. (“MINISO SG”) was established in September 2015 by two independent third-party individuals. MINISO SG was our exclusive local distributor in Singapore before our acquisition. In March, 2021, we acquired 70% of the equity interests of MINISO SG at a cash consideration of SGD2.1 million (equivalent to RMB10.3 million), representing 70% of the paid-up capital in MINISO SG. The consideration for the acquisition was determined with reference to our assessment of the revenue and number of stores operated by MINISO SG and arm’s length negotiation among the parties. The consideration has been fully settled in cash on March 11, 2021. We acquired the majority stake of MINISO SG because of the strategic importance of Singapore market to our overseas operations, not only as it has a demonstration effect to other markets, but also it will act as one of our test plots of launching new products and introducing our new brand TOP TOY to overseas markets.
We recorded goodwill of RMB19.6 million in connection with this acquisition. For more details, see “Risk Factors — Risks Related to Our Business and Industry — If we determine our goodwill to be impaired, our results of operations and financial condition would be adversely affected.”We currently own 70% equity interests of MINISO SG. We have also consolidated the financial results of MINISO SG into our financial statements since the completion of this acquisition.
For the purpose of impairment testing, goodwill has been allocated to cash-generating unit (CGU) of our Group as follows.
	As of June 30, 2021	As of December 31, 2021
	RMB’000	RMB’000
MINISO SG Pte. Ltd.	19,640	19,640
Total	19,640	19,640
The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing operation of the CGU, based on value-in-use calculation. The cash flow projection used in calculation was based on the financial forecasts approved by management covering a five-year period.

FINANCIAL INFORMATION

The key assumptions used in the estimation of value in use were as follows.
As of June 30, 2021
Pre-tax discount rate	13.2%
Terminal value growth rate	1.4%
Revenue growth rate (average of next five years)	21.8%
The discount rate used was pre-tax and reflect specific risks relating to the CGU. Five years of cash flow were included in the discounted cash flow model. Cash flows beyond the five-year period were extrapolated using the terminal growth rate, which did not exceed the long-term average growth rates for the business in which the CGU operates. Revenue growth was based on expectations of future outcomes taking into account of the impact of COVID-19.
The headroom calculated based on the recoverable amounts deducting the carrying amount of and goodwill allocated for the CGU was approximated RMB10,741,000 as of June 30, 2021.
We performed the sensitivity analysis based on the assumption that pre-tax discount rate and revenue growth rate has been changed. Had the estimated key assumption during the forecast period been changed as below, the headroom would have decreased to the following:
As of June 30, 2021
RMB’000
Pre-tax discount rate increase by 5%	7,363
Revenue growth rate (average of next five years) decrease by 2%	151
With regards to the assessment of the value in use of the CGU, we believe that reasonable possible changes in above key assumptions would not lead to the carrying value, including goodwill, of the CGU to exceed the recoverable amount as of June 30, 2021.
INDEBTEDNESS
The following table sets forth the breakdown of our indebtedness as of the dates indicated:
	As of June 30,				As of December 31,		As of April 30,
	2019	2020	2021		2021		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(Unaudited)
Loans and borrowings	8,060	416,389	20,594	3,232	11,551	1,812	11,746	1,843
Lease liabilities	496,570	602,974	804,412	126,230	679,729	106,665	650,372	102,058
Total	504,630	1,019,363	825,006	129,462	691,280	108,477	662,118	103,901

FINANCIAL INFORMATION

Loans and Borrowings
The following table sets forth the breakdown of our loans and borrowings as of the dates indicated:
	As of June 30,				As of December 31,		As of April 30,
	2019	2020	2021		2021		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(Unaudited)
Non-current liabilities
Unsecured bank loans from US banks	—	9,777	—	—	—	—	—	—
Borrowings from former and existing non-controlling interest shareholders	5,310	5,430	6,612	1,038	6,369	999	6,449	1,012
Other borrowings	—	—	313	49	—	—	—	—
Total	5,310	15,207	6,925	1,087	6,369	999	6,449	1,012
Current liabilities
Current portion of unsecured bank loans from US banks	—	—	8,921	1,400	—	—	—	—
Current portion of borrowings from former and existing non-controlling interest shareholders	—	—	4,748	745	4,882	766	4,987	783
Unsecured bank loans from PRC banks	—	400,000	—	—	—	—	—	—
Other borrowings	2,750	1,182	—	—	300	47	310	48
Total	2,750	401,182	13,669	2,145	5,182	813	5,297	831
Our subsidiaries in the United States obtained unsecured bank loans in April 2020 with an aggregated amount of US$1,381,000 (equivalent to RMB9,777,000 on June 30, 2020 and RMB8,921,000 on June 30, 2021). These loans bear an interest rate of 0.98% per annum with a term of two years. The loans were obtained under a Coronavirus relief program in the United States. Under the relief program, loan forgiveness will be provided for documented payroll costs and covered rent payments and utilities that qualify the relevant requirements. As of June 30, 2020 and 2021, we were not qualified for the loan forgiveness. During the six months ended December 31, 2021, we became qualified for a loan forgiveness for an amount of US$1,320,000 (equivalent to RMB8,550,000) and recognized such amount in the consolidated statement of profit or loss. The remaining loan balance of US$80,000 was repaid in September 2021.
The long-term borrowings from former and existing non-controlling interest shareholders outstanding as of June 30, 2019 and 2020 mainly represented a loan we borrowed from PT. UBH Indonesia, a then minority shareholder of our subsidiary in Indonesia with a principal amount of IDR10,600,000,000 (equivalent to RMB5,172,000 on June 30, 2019 and RMB5,289,000 on June 30, 2020) and bearing an interest rate of 6% per annum. The loan has a term of five years. The loan was classified as current liability as of June 30, 2021 and December 31, 2021, equivalent to RMB4,748,000 and RMB4,755,000 on June 30, 2021 and December 31, 2021 respectively.
The long-term borrowings from non-controlling interest shareholders outstanding as of June 30, 2021 and December 31, 2021 represented two loans:
(i)
a loan we borrowed from Mr. Li Zhang, a minority shareholder of our subsidiary in Singapore with principal amount of SGD1,350,000 (equivalent to RMB6,484,000 on June 30, 2021). The loan bears

FINANCIAL INFORMATION

an interest rate of 3% per annum and as agreed with the lender. As agreed with the lender, the loan is not required to be repaid until certain performance conditions are met by the subsidiary. As of June 30, 2021 and December 31, 2021, such performance conditions were not expected to be met within one year.
(ii)
a loan we borrowed from Mr. Min Liu, a minority shareholder of our subsidiary in Ukraine with principal amount of US$20,000 (equivalent to RMB141,000 and RMB128,000 on June 30, 2020 and 2021, respectively) and bearing interest rate of 9% per annum. The loan was with a term of 5 years and will expire in December 2022. The loan was reclassified as current liabilities as of December 31, 2021.

The unsecured bank loans from PRC banks outstanding as of June 30, 2020 under current liabilities included the following three loans:
(i)
an unsecured loan of RMB50,000,000 obtained from a commercial bank in China on December 17, 2019, with a term of 1 year and bearing an interest rate of 4.15% per annum;

(ii)
an unsecured loan of RMB150,000,000 obtained from a commercial bank in China on March 16, 2020, with maturity date at September 12, 2020 and bearing an interest rate of 3.70% per annum; and

(iii)
an unsecured loan of RMB200,000,000 obtained from a commercial bank in China on February 28, 2020, with a term of one year and bearing an interest rate of 3.85% per annum. The loan was subject to the fulfilment of covenants relating to certain financial ratios of MINISO Guangzhou. As of June 30, 2020, MINISO Guangzhou did not meet certain financial ratios and the loan has become repayable on demand. The bank was aware of the failure to maintain certain financial ratios by MINISO Guangzhou. The loan was fully repaid in July 2020. Going forward, the manager of the treasury department will actively keep track of our compliance with relevant financial covenants in the loan agreements on a monthly basis and monitor whether an advance repayment or default would be triggered and report to our chief financial officer in advance.

These three loans were fully repaid in July 2020. See note 26 to the historical financial information set out in Appendix IA to the PHIP for more information.
As of April 30, 2022, we did not have any unutilized banking facilities.
Lease Liabilities
Our lease liabilities are in relation to properties that we lease primarily for our office premises, directly operated stores and warehouses. The following table sets forth our lease liabilities as of the dates indicated:
	As of June 30,				As of December 31,		As of April 30,
	2019	2020	2021		2021		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
							(Unaudited)
Current	186,737	224,080	321,268	50,414	268,425	42,122	267,400	41,961
Non-current	309,833	378,894	483,144	75,816	411,304	64,543	382,972	60,097
Total	496,570	602,974	804,412	126,230	679,729	106,665	650,372	102,058
See note 28 to the historical financial information set out in Appendix IA to the PHIP for more information.
Except as discussed above, as of April 30, 2022, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or

FINANCIAL INFORMATION

hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities.
CONTINGENT LIABILITIES
Commitment of Tax Payments
In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965.0 million to a local government in Guangzhou for a five-year period starting from January 1, 2021, with RMB160.0 million in 2021, RMB175.0 million in 2022, RMB190.0 million in 2023, RMB210.0 million in 2024 and RMB230.0 million in 2025. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate the shortfall. On January 25, 2021, MINISO Guangzhou provided a performance guarantee of RMB160,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2021, which was valid from April 1, 2021 to March 31, 2022. Our Directors have assessed that, based on the projection of and actual relevant taxes and surcharges paid and payable during the calendar year of 2021 we are expected to meet and have met the commitment for the calendar year of 2021 and thus it is not probable that we need to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of June 30, 2021 or December 31, 2021.
CONTRACTUAL OBLIGATIONS
Capital Commitments
Contracted purchase of property as of June 30, 2021 represents purchases of apartments to be used as staff accommodation. Contracted purchase of construction projects as of December 31, 2021 represents future expenditures in connection with our headquarters building project.
DIVIDENDS
We are a holding company incorporated under the laws of the Cayman Islands. In order for us to distribute any dividends to our shareholders, we may rely on dividends distributed by our PRC subsidiaries for our cash requirements. PRC laws require that dividends be paid by PRC companies only out of the profit for the year calculated according to PRC accounting principles. Due to the continuous convergence of PRC accounting principles and IFRS, there is no significant difference between these two accounting standards. PRC laws also require a PRC company to set aside at least 10% of its after-tax profits, if any, to fund its statutory reserves, which are not available for distribution as cash dividends. As advised by our PRC Legal Adviser, according to the PRC Company Law, each of the PRC subsidiaries of the Company can pay dividend from the after-tax profit once (i) it sets aside as general reserves at least 10% of its after-tax profit until the cumulative amount of its reserves reaches 50% of its registered capital, and (ii) any losses of the PRC subsidiaries from prior fiscal years have been offset. Dividend distribution to our Shareholders is recognized as a liability in the period in which the dividends are approved by our Shareholders or Directors, where appropriate. On August 19, 2021, our Directors declared a cash dividend in the amount of US$0.156 per ADS, or US$0.039 per ordinary share, payable as of the close of business on September 9, 2021 to shareholders of record as of the close of business on August 31, 2021. The aggregate amount of cash dividends paid was approximately US$47.2 million, which was funded by surplus cash on our balance sheet. During the Track Record Period, no other dividends have been paid or declared by us.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

The following section presents updates relating to the relationship with the controlling shareholders subsequent to the filing our 20201 Form 20-F and the furnishing of the March Form 6-K.
CONTROLLING SHAREHOLDERS
As at the Latest Practicable Date, Mr. Ye, our Founder, chairman of the Board, executive Director and chief executive officer, and Ms. Yang, spouse of Mr. Ye and our vice president, held approximately 64.4% of the total issued share capital of the Company, representing approximately 76.8% of the aggregate voting power of our total issued and outstanding Shares, after taking into account the super-voting rights of the 328,290,482 Class B ordinary shares controlled by them through Mini Investment Limited. Each Class B ordinary share is entitled to three votes, and each Class A ordinary share is entitled to one vote at a general meeting of our Company.
Upon [REDACTED], our Company will unwind our weighted voting rights structure and all the issued Shares (including Shares held by Mr. Ye and Ms. Yang through Mini Investment Limited) will be converted and re-designated into ordinary shares which entitle holders to one vote for each Share at the general meeting of our Company pursuant to the Articles of Association to take effect upon [REDACTED].
Immediately following the completion of the [REDACTED] and upon the unwinding of the weighted voting rights structure, Mr. Ye and Ms. Yang will be interested in and will control, through Mini Investment Limited, YGF MC Limited (“YGF MC”), YGF Development Limited (“YGF Development”), YYY MC Limited (“YYY MC”) and YYY Development Limited (“YYY Development”), an aggregate of 789,405,061 Shares, representing approximately [REDACTED]% of our total issued Shares, and will be entitled to exercise approximately [REDACTED]% of the voting rights of our issued Shares in general meetings. All of Mr. Ye, Ms. Yang, Mini Investment Limited, YGF MC, YGF Development, YYY MC and YYY Development are a group of controlling shareholders of the Company.
Mini Investment Limited holds 328,290,482 Shares in our Company and is wholly owned by YGF Development, a limited liability company incorporated under the laws of BVI. All shares of YGF Development are held by TMF (Cayman) Ltd. as trustee of the YGF Trust. Mr. Ye is both the settlor and protector of YGF Trust, and Mr. Ye and his family members are the beneficiaries. As a result, both Mr. Ye and Ms. Yang are deemed to be interested in the Shares held by Mini Investment Limited.
YYY MC holds 257,849,197 Shares in our Company and is wholly-owned by YYY Development, a limited liability company incorporated under the laws of BVI. All shares of YYY Development are held by TMF (Cayman) Ltd. as trustee of the YYY Trust. Ms. Yang is both the settlor and protector of YYY Trust, and Ms. Yang and her family members as beneficiaries. As a result, both Mr. Ye and Ms. Yang are deemed to be interested in the Shares held by YYY MC.
YGF MC Limited holds 203,265,382 Shares in our Company and is wholly-owned by Mr. Ye. Mr. Ye and Ms. Yang are spouses, and are therefore deemed to be interested in the equity interests held by each other. Mr. Ye and Ms. Yang make joint decisions on the exercise of the voting power of the Shares owned by them through their vehicles.
Based on the above, both prior to and upon [REDACTED], Mr. Ye and Ms. Yang will continue to be the Controlling Shareholders of our Company.
INDEPENDENCE FROM CONTROLLING SHAREHOLDERS
Having considered the following factors, our Directors are satisfied that we are capable of carrying on our business independently from our Controlling Shareholders and their respective close associates after the [REDACTED].
Management Independence
Our business is managed and conducted by our Board and senior management. Upon [REDACTED], our Board will consist of six Directors comprising three executive Directors and three independent non-executive Directors. For more information, please see the section headed “Directors and Senior Management”.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

Our Directors consider that our Board and senior management will function independently of our Controlling Shareholders because:
(a)
our Directors are aware of their fiduciary duties as a director which require, among others, that they act for the benefit and in the interest of our Company and do not allow any conflict between their duties as a Director and their personal interests;

(b)
our daily management and operations are carried out by a senior management team, all of whom have substantial experience in the industry in which our Company is engaged, and will therefore be able to make business decisions that are in the best interests of our Group;

(c)
we have three independent non-executive Directors and certain matters of our Company must always be referred to the independent non-executive directors for review;

(d)
in the event that there is a potential conflict of interest arising out of any transaction to be entered into between our Group and our Directors or their respective associates, the interested Director(s) is(are) required to declare the nature of such interest before voting at the relevant Board meeting; and

(e)
we have adopted other corporate governance measures to manage conflicts of interest, if any, between our Group and our Controlling Shareholders, as detailed in “— Corporate Governance Measures”.

Based on the above, our Directors believe that our business is managed independently of our Controlling Shareholders.
Operational Independence
Our Group is not operationally dependent on the Controlling Shareholders. Our Company (through our subsidiaries) holds all relevant licenses and owns all relevant intellectual properties and research and development facilities necessary to carry on our business. We have sufficient capital, facilities, equipment and employees to operate our business independently from our Controlling Shareholders. We also have independent access to our customers and an independent management team to operate our business.
Based on the above, our Directors believe that we are able to operate independently of our Controlling Shareholders.
Financial Independence
We have independent internal control and accounting systems. We also have an independent finance department responsible for discharging the treasury function. We are capable of obtaining financing from third parties, if necessary, without reliance on our Controlling Shareholders.
There will be no outstanding loans or guarantees provided by, or granted to, our Controlling Shareholders or their associates as of the [REDACTED].
Based on the above, our Directors are of the view that our business is financially independent of our Controlling Shareholders and that they and our senior management are capable of carrying on our business independently of, and do not place undue reliance, on our Controlling Shareholders and their close associates after the [REDACTED].
YYY MC Limited has entered into a loan arrangement in April 2022, as may be amended from time to time (the “Loan Arrangement”), pursuant to which certain shares held by YYY MC Limited, YGF MC Limited and Mini Investment Limited are subject to share pledge or are placed in escrow (which may also be pledged to secure repayment of the loan pursuant to terms and conditions of the Loan Arrangement). For further details, please refer to the section headed “Substantial Shareholders”.

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

Mr. Ye and Ms. Yang have confirmed that, as of the date of this document, they have sufficient resources to pay off the outstanding loan and the ability to refinance during the term of the loan.
Disclosure under Rule 8.10 of the Listing Rules
Our Controlling Shareholders confirm that as of the Latest Practicable Date, they did not have any interest in a business, apart from the business of our Group, which competes or is likely to compete, directly or indirectly, with our business that would require disclosure under Rule 8.10 of the Listing Rules.
CORPORATE GOVERNANCE MEASURES
Our Company and our Directors are committed to upholding and implementing the highest standards of corporate governance and recognise the importance of protecting the rights and interests of all Shareholders, including the rights and interests of our minority Shareholders.
Under the Articles of Association, extraordinary general meetings of the Company may be convened on the written requisition of any one or more members holding, as at the date of deposit of the requisition, in aggregate shares representing not less than one-tenth of the paid up capital of the Company which carry the right of voting at general meetings of the Company. In addition, pursuant to the Shareholder communication policy to be adopted by the Company upon [REDACTED], Shareholders are encouraged to put governance related matters to the Directors and to the Company directly in writing.
We will also adopt the following corporate governance measures to resolve actual or potential conflict of interests between our Group and our Controlling Shareholders:
(a)
where a Shareholders’ meeting is held pursuant to the Listing Rules to consider proposed transactions or arrangements in which our Controlling Shareholders or any of their associates have a material interest, our Controlling Shareholder(s) shall abstain from voting and their votes shall not be counted;

(b)
our Company has established internal control mechanisms to identify connected transactions, and we will comply with the applicable Listing Rules if we enter into connected transactions with our Controlling Shareholders or any of their associates after [REDACTED];

(c)
the independent non-executive Directors will review, on an annual basis, whether there is any conflict of interests between our Group and our Controlling Shareholders (the “Annual Review”) and provide impartial and professional advice to protect the interests of our minority Shareholders;

(d)
our Controlling Shareholders will undertake to provide all information necessary or requested by the independent non-executive Directors for the Annual Review, including all relevant financial, operational and market information;

(e)
our Company will disclose decisions on matters reviewed by the independent non-executive Directors either in its annual reports or by way of announcements as required by the Listing Rules;

(f)
where our Directors reasonably request the advice of independent professionals, such as financial advisers, the appointment of such independent professionals will be made at our Company’s expense;

(g)
we have appointed Haitong International Capital Limited as our compliance adviser to provide advice and guidance to us in respect of compliance with the applicable laws and regulations, as well as the Listing Rules, including various requirements relating to corporate governance; and

RELATIONSHIP WITH THE CONTROLLING SHAREHOLDERS

(h)
we have established our audit committee, remuneration committee, nominating and corporate governance committee with written terms of reference in compliance with the Listing Rules and the Code of Corporate Governance and Corporate Governance Report in Appendix 14 to the Listing Rules.

Based on the above, our Directors believe that sufficient corporate governance measures have been put in place to manage conflicts of interest between our Group and our Controlling Shareholders, and to protect minority Shareholders’ interests after the [REDACTED].

CONNECTED TRANSACTIONS

The following section sets forth updated and/or supplemental information since the filing of our 2021 Form 20-F and the furnishing of the March Form 6-K concerning connected transactions pursuant to the Hong Kong Listing Rules.

FULLY-EXEMPT CONTINUING CONNECTED TRANSACTIONS
4. Provision of IT Support and Consulting Services by our Group
Since the highest of the applicable percentage ratios in respect of this transaction is expected to be, on an annual basis, less than 0.1%, pursuant to Rule 14A.76(1) of the Listing Rules, the provision of IT Support and Consulting Services contemplated under the IT Support and Consulting Services Framework Agreement constitutes de minimis transaction which will be fully exempt from the annual reporting, annual review, announcement and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated and/or supplemental information concerning substantial shareholders subsequent to the filing of our 2021 Form 20-F and the furnishing of the March Form 6-K.
So far as our Directors are aware, immediately following the completion of the [REDACTED] and assuming the Presumptions, the following persons will have interests and/or short positions (as applicable) in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the issued voting rights of our Company or any other member of our Group:
Name of substantial shareholders	Capacity/Nature of Interest	Number of Shares(1)	Approximate percentage of shareholding in each class of share of our Company after the [REDACTED](1)
YYY MC Limited(2)	Beneficial interest	[REDACTED]	[REDACTED]
YYY Development Limited(2)	Interest in controlled corporation	[REDACTED]	[REDACTED]
YGF MC Limited(3)	Beneficial interest	[REDACTED]	[REDACTED]
Mini Investment Limited(4)	Beneficial interest	[REDACTED]	[REDACTED]
YGF Development Limited(4)	Interest in controlled corporation	[REDACTED]	[REDACTED]
Mr. Ye(2)(3)(4)(5)	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse	[REDACTED]	[REDACTED]
Ms. Yang(2)(3)(4)(5)	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse	[REDACTED]	[REDACTED]

Notes:
(1)
The table assumes (i) the [REDACTED] becomes unconditional and the [REDACTED] are issued pursuant to the [REDACTED], (ii) the [REDACTED] is not exercised and no Shares are issued under the 2020 Share Incentive Plan, and (iii) no Shares are issued or cancelled and no other potential change to the share capital materialize as described in “Share Capital — Potential changes to share capital”.

(2)
YYY MC Limited is wholly-owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yang is both the settlor and protector of YYY Trust and is deemed to be the controlling person of the YYY Trust. Under the SFO, Ms. Yang is deemed to be interested in all the interests in our Company held by YYY MC Limited. A loan arrangement has been entered with Haitong International Capital (HK) Limited, amongst others, in April 2022, as may be amended from time to time (the “Loan Arrangement”), pursuant to which the 257,849,197 class A ordinary shares held by YYY MC Limited are subject to share pledge to China Construction Bank (Asia) Corporation Limited (“CCB”), an authorised institution as defined in the Banking Ordinance, as security agent. The share pledge under the Loan Arrangement, including amendments thereto (if any), will be in favor of an authorised institution as defined in the Banking Ordinance and in compliance with the applicable Listing Rules. Haitong International Capital (HK) Limited is a fellow subsidiary of one of our Joint Sponsors, Haitong International Capital Limited.

SUBSTANTIAL SHAREHOLDERS

(3)
YGF MC Limited is wholly-owned by Mr. Ye. Pursuant to the Loan Arrangement, 133,889,560 class A ordinary shares held by YGF MC Limited are subject to share pledge to CCB; 60,575,822 class A ordinary shares and 8,800,000 class A ordinary shares (in the form of ADSs) held by YGF MC Limited are placed in escrow and are subject to negative pledge covenants and restrictions on disposal.

(4)
Mini Investment Limited is wholly-owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the YGF Trust. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by Mini Investment Limited. Pursuant to the Loan Arrangement, 328,290,482 class B ordinary shares held by Mini Investment Limited, all of which shall have been converted into ordinary shares on a one-for-one basis upon Listing, are placed in escrow and are subject to negative pledge covenants and restrictions on disposal.

(5)
Mr. Ye and Ms. Yang are spouses, and are therefore deemed to be interested in the equity interests held by each other.